     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1995



                                                       REGISTRATION NO. 33-59273

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              CAMBREX CORPORATION
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     22-2476135
         (State or other jurisdiction                        (I.R.S. Employer
      of incorporation or organization)                    Identification No.)

                             ONE MEADOWLANDS PLAZA
                       EAST RUTHERFORD, NEW JERSEY 07073
                                 (201) 804-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             PETER E. THAUER, ESQ.
                     Vice President -- Law and Environment,
                         General Counsel and Secretary
                              CAMBREX CORPORATION
                             One Meadowlands Plaza
                       East Rutherford, New Jersey 07073
                                 (201) 804-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          Copies of communications to:

            ANDREW L. SOMMER, ESQ.                         JEFFREY SMALL, ESQ.
             DEBEVOISE & PLIMPTON                         DAVIS POLK & WARDWELL
               875 Third Avenue                            450 Lexington Avenue
           New York, New York 10022                      New York, New York 10017
                (212) 909-6000                                (212) 450-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /



     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: / /


                            ------------------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

                              CAMBREX CORPORATION



                             CROSS REFERENCE SHEET


          PURSUANT TO ITEM 501 OF REGULATION S-K, SHOWING LOCATION IN


            PROSPECTUS OF INFORMATION REQUIRED BY PART I OF FORM S-3



     REGISTRATION STATEMENT ITEM AND HEADING          LOCATION OR CAPTION IN PROSPECTUS
     ----------------------------------------  ------------------------------------------------
  1. Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus..............................  Forepart of Registration Statement; Outside
                                               Front Cover Page of Prospectus
  2. Inside Front and Outside Back Cover
     Pages of Prospectus.....................  Inside Front Cover Page of Prospectus; Available
                                                 Information
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges......  Prospectus Summary; The Company; Risk Factors
  4. Use of Proceeds.........................  Use of Proceeds
  5. Determination of Offering Price.........  Underwriters
  6. Dilution................................  Not Applicable
  7. Selling Security Holders................  Not Applicable
  8. Plan of Distribution....................  Outside Front Cover Page of Prospectus;
                                               Underwriters
  9. Description of Securities to be
     Registered..............................  Outside Front Cover Page of Prospectus;
                                               Prospectus Summary; Description of Capital Stock
 10. Interests of Named Experts and
     Counsel.................................  Not Applicable
 11. Material Changes........................  Not Applicable
 12. Incorporation of Certain Information by
     Reference...............................  Incorporation of Certain Documents by Reference
 13. Disclosure of Commission Position
     on Indemnification for Securities Act
     Liabilities.............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)


Issued June 27, 1995


                                1,500,000 Shares

                              CAMBREX CORPORATION
                                  COMMON STOCK
                            ------------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMPANY'S COMMON STOCK IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER
       THE SYMBOL "CBM." ON JUNE 23, 1995, THE REPORTED LAST SALE PRICE
       OF THE COMMON STOCK ON THE AMERICAN STOCK EXCHANGE
              COMPOSITE TAPE WAS $34.00 PER SHARE.

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            --------------------------
                            PRICE $            A SHARE
                            --------------------------

                                                              UNDERWRITING
                                          PRICE TO           DISCOUNTS AND           PROCEEDS TO
                                           PUBLIC            COMMISSIONS(1)           COMPANY(2)
                                         ----------     ------------------------     ------------
Per Share............................    $                     $                      $
Total(3).............................    $                     $                      $

- ------------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (2) Before deducting expenses payable by the Company estimated at $797,279.

  (3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an aggregate of 225,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $        , $        and $        , respectively. See "Underwriters."
                            ------------------------


     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about July      , 1995 at the office
of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in New York funds.

                            ------------------------

MORGAN STANLEY & CO.                                     WERTHEIM SCHRODER & CO.
   Incorporated                                                Incorporated

                  , 1995

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    8
The Company................................   12
Use of Proceeds............................   13
Common Stock Price Range and Dividends.....   13
Capitalization.............................   14
Pro Forma Combined Financial Information...   15
Selected Consolidated Financial
  Information..............................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   17
Business...................................   30
Management.................................   47
Description of Capital Stock...............   50
Underwriters...............................   54
Legal Matters..............................   55
Experts....................................   55
Index to Consolidated Financial
  Statements...............................  F-1


                            ------------------------

                             AVAILABLE INFORMATION

    Cambrex Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the American Stock Exchange and similar information concerning the Company can be inspected and copied at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. Annual Report on Form 10-K for the fiscal year ended December 31, 1994 including the portions incorporated therein of the Company's definitive Proxy Statement dated March 23, 1995;


    2. Current Report on Form 8-K, dated October 12, 1994;



    3. Amendment No. 1 to Current Report on Form 8-K, filed on Form 8-K/A dated December 29, 1994;



    4. Form 8-A, dated August 24, 1987; and



    5. Quarterly Report on Form 10-Q, dated May 12, 1995.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Common Stock offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Cambrex Corporation, One Meadowlands Plaza, East Rutherford, New Jersey 07073,
Attention: Vice President -- Law and Environment, General Counsel and Secretary (201-804-3000).

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the information and financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated or the context otherwise requires, all references to the "Company" or "Cambrex" herein include Cambrex Corporation and its subsidiaries. Unless otherwise indicated, references to pro forma financial information refer to the relevant combined pro forma financial information of the Company giving effect to the Company's October 12, 1994 acquisition of Profarmaco Nobel S.r.l. and Nobel Chemicals A.B. from Akzo Nobel A.B. (the "Nobel/Profarmaco Acquisition") and the January 31, 1994 acquisition of the Seal Sands business from Hexcel Chemical Products Limited (the "Seal Sands Acquisition") as if such transactions had occurred on January 1, 1994. See "Business -- Growth Strategy -- External Growth." Except as otherwise indicated, the information contained in this Prospectus assumes the Underwriters' over-allotment option is not exercised. For information concerning certain considerations relating to the Offering, see "Risk Factors."


                                  THE COMPANY

     Cambrex Corporation, in business since 1981, manufactures a broad line of specialty and fine chemicals for a wide variety of end use markets. The Company's operations are conducted in five product categories: (i) Health and Pharmaceuticals; (ii) Specialty and Fine Chemicals; (iii) Agricultural Intermediates and Additives; (iv) Performance Chemicals; and (v) Coatings. During the first quarter of 1995, over 72% of the Company's gross revenues were attributable to sales of products in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories, and over 34% of its gross revenues consisted of sales made outside the United States. The Company's products are manufactured at seven facilities located in the United States and three facilities located in Europe.


     Since 1990, when the Company substantially strengthened its management team, Cambrex has sought to optimize returns from its existing businesses while identifying and capitalizing on new business opportunities within its diverse product categories that offer the most favorable prospects for growth. The Company is currently focused on opportunities for growth in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories, which the Company believes offer opportunities to manufacture and sell higher margin products. In January of 1994, the Company completed the Seal Sands Acquisition and in October of 1994, it completed the Nobel/Profarmaco Acquisition, thereby substantially expanding its Health and Pharmaceuticals and Specialty and Fine Chemicals businesses. The Company believes that the continuation of a variety of recent trends, including an increase in outsourcing by chemical and pharmaceutical companies, will impact these product categories favorably. In addition, increased use of generic drugs and certain demographic factors are expected to enable the Company to expand its sales of bulk actives and pharmaceutical intermediates for use in prescription and over-the-counter pharmaceuticals. The Company also believes that the Nobel/Profarmaco Acquisition offers it important growth opportunities in these categories by increasing its market presence in Europe, thereby positioning it to increase sales of its products outside of the United States.


     Since 1990, the Company has experienced significant growth in sales and earnings, due primarily to acquisitions, productivity enhancements and new product developments. The Company's net revenues for the year ended December 31, 1994 were approximately $242 million, and have grown since 1990 at a compounded annual growth rate of approximately 13%. The Company's net income for the year ended December 31, 1994 was approximately $11 million, and has grown by at least 25% each year since 1990.

PRINCIPAL PRODUCTS


     - Health and Pharmaceuticals. The Company's Health and Pharmaceuticals products include: (i) bulk actives and pharmaceutical intermediates, primarily utilized for the active ingredients in over-the-counter and prescribed medications (which accounted for 66% and 83% of 1994's gross sales in this product category on an historical and pro forma basis, respectively); (ii) compounds used in the formulation of cosmetics; and (iii) personal care products and vitamins.

     - Specialty and Fine Chemicals. The Company's Specialty and Fine Chemicals product category includes: (i) specialty additives used for lubricants and surfactant intermediates; (ii) organic intermediates; (iii) photographic chemicals; and (iv) catalysts. These products are employed in a wide variety of end uses, including shatterproof glass, the manufacture of sealant and caulking products, dye receptors in textiles, flame retardants for polycarbonate plastics and high performance polysulphonate engineering plastics.


     - Agricultural Intermediates and Additives. The Company's Agricultural Intermediates and Additives product line consists of: (i) animal feed additives; and (ii) intermediates used in the synthesis of herbicides. Sales volumes of individual products in this category are generally greater, and more concentrated, than in the Company's other product categories.


     - Performance Chemicals; Coatings. Performance Chemicals include gels used in fiber optic cable manufacture, urethane-based encapsulants used by the telephone industry for encasing copper cable splices, and polyurethane sealants and potting compounds used in medical devices such as blood oxygenators, catheters and filter elements in kidney dialysis machines. Coatings include additives used in the automotive and construction industries.

OPERATING STRATEGIES

     The Company's objective is to be a leading provider of specialty chemicals in a wide variety of niche markets in which its technical expertise, manufacturing capabilities and strong customer relationships provide a competitive advantage. The Company also seeks to increase its profitability through its productivity enhancement program. Strategies that are important to the Company's achievement of these objectives include:

     - Niche Markets. The Company generally focuses on products that have the potential to generate sales volume of up to $10 million and that require a high degree of technical expertise. The Company believes that these kinds of products are unattractive to many larger chemical companies, thus reducing competition and making such products candidates for outsourcing.


     - Technical Expertise. The Company believes that its high level of expertise in a variety of areas of chemistry as well as in process engineering enables it to handle complex, technical product formulation and manufacturing problems for its customers.



     - Quality Manufacturing. The Company believes that it has a reputation among industry participants as a high quality manufacturer capable of meeting the rigorous process required to comply with the Food and Drug Administration's current Good Manufacturing Practices and to ensure that its products meet customers' own stringent requirements. The Company believes that the long lead time required for the successful development and approval of new products, and the complexity of the processes involved, are significant sources of stability in the Company's relationships with its customers.



     - Customer Relationships. The Company believes that its technical expertise, manufacturing flexibility and customer support capabilities have enabled it to foster strong relationships with many of its customers. The Company's customers include some of the world's leading drug and chemical companies, including A.L. Laboratories, AT&T, Dow Elanco, Hoechst Celanese, Hoffman-LaRoche, Mylan Laboratories, Polaroid, Procter & Gamble and Zeneca.


     - Productivity Enhancements. The Company has an ongoing cost-saving and productivity program, which includes yield improvement, the discontinuation of unprofitable or low margin product lines and, where appropriate, rationalization of the Company's workforce.

GROWTH STRATEGY


     The Company seeks to achieve revenue and earnings growth by identifying and capitalizing on favorable trends in the markets it serves. Over the past five years the Company has achieved growth principally through acquisitions. The Company is now focused on internal growth of its existing businesses, particularly its Health and Pharmaceuticals and Specialty and Fine Chemicals categories. The Company's primary plans for growth include: (i) focused product development; (ii) capitalizing on favorable trends in its product markets; and

(iii) capacity expansion. The Company will continue to review opportunities for expansion through the acquisition of businesses that have product lines and technology complementary to those of the Company and that have substantial positions in niche markets.

                                  THE OFFERING


Common Stock offered.........................................  1,500,000 shares
Common Stock to be outstanding after the Offering............  7,010,102 shares(1)(2)
Use of proceeds..............................................  The net proceeds to the
                                                               Company from the Offering will
                                                               be used to repay certain
                                                               indebtedness.
American Stock Exchange symbol...............................  "CBM"


- ---------------

(1) Based on the number of shares outstanding on May 31, 1995. Does not include 799,250 shares of Common Stock reserved for issuance upon exercise of outstanding options granted under employees' and directors' stock plans.



(2) If the over-allotment option granted to the Underwriters is exercised in full, 7,235,102 shares of Common Stock will be outstanding after the Offering. See "Underwriters."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The table below sets forth summary consolidated financial data for the Company for each of the years in the five-year period ended December 31, 1994 and for the three-month periods ended March 31, 1995 and March 31, 1994 and certain pro forma financial data. The consolidated financial statements of the Company as of December 31, 1994 and December 31, 1993 and for each of the years in the three-year period ended December 31, 1994 and the accountants' report thereon and unaudited consolidated financial statements of the Company as of March 31, 1995 and for the three-month periods ended March 31, 1995 and March 31, 1994 are included elsewhere in this Prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and contain all adjustments necessary to present fairly the results of operations for such periods and financial positions at the end of such periods. However, the results of the three-month period ended March 31, 1995 are not necessarily indicative of results for the whole year. Moreover, the summary consolidated financial information is not necessarily indicative of the results of future operations of the Company. The as adjusted and pro forma financial data is presented for informational purposes only and may not be indicative of the results that would have actually occurred if the transactions reflected therein had occurred as indicated or of future results of the operations of the Company. The information presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Pro Forma Combined Financial Information" included elsewhere in this Prospectus.


                                      THREE MONTHS                            YEARS ENDED DECEMBER 31,
                                    ENDED MARCH 31,      ------------------------------------------------------------------
                                   ------------------    PRO FORMA
                                     1995      1994       1994(1)     1994(2)    1993(3)    1992(4)   1991(5)        1990
                                   --------  --------    ---------   ---------  ---------  ---------  --------     --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues...................  $ 93,389  $ 51,047    $ 328,538   $ 241,634  $ 197,203  $ 179,452  $144,500     $133,628
  Gross profit...................    24,485    11,403       87,072      57,881     51,778     46,036    26,326       28,730
  Selling, general and
    administrative...............    12,167     6,276       47,784      31,216     29,286     28,201    22,743       20,828
  Research and development.......     1,842     1,213        8,151       5,689      5,843      4,046     3,279        3,496
  Restructuring charge...........     --        --              --          --         --         --        --        9,427(7)
  Operating profit (loss)........    10,476     3,914       31,137      20,976     16,649     13,789       304       (5,021)
  Interest expense, net..........     3,443       363        6,410       4,581      2,771      2,437     2,532        2,115
  Other (income) expense, net....     (170)       172         (740)      (497)        446      1,054    (2,280)(6)      186
  (Gain) on sale of assets.......     --        --              --          --         --         --        --       (3,070)(8)
  Income (loss) before taxes.....     7,203     3,379       25,467      16,892     13,412     10,298        52       (4,252)
  Net income (loss)..............     4,394     2,128       16,622      11,126      8,641      6,230        31       (5,075)
PER SHARE DATA:
Earnings (loss) per common share
  and common share equivalents:
  Primary........................  $   0.76  $   0.38    $    2.32   $    1.96  $    1.64  $    1.27  $   0.01     $  (1.05)
  Fully diluted..................  $   0.75  $   0.38    $    2.31   $    1.95  $    1.60  $    1.23  $   0.01     $  (1.05)
  Pro forma......................
Weighted average shares
  outstanding:
  Primary........................     5,792     5,638        7,174       5,674      5,282      4,888     4,704        4,818
  Fully diluted..................     5,839     5,638        7,199       5,699      5,484      5,242     4,738        4,818
Dividends per common share:......  $   0.05  $   0.05    $    0.20   $    0.20  $    0.20  $    0.20  $   0.20     $   0.20



                                                                                                AT MARCH 31, 1995
                                                                                          -----------------------------
                                                                                                                 AS
                                                                                             ACTUAL           ADJUSTED(9)
                                                                                          -------------       ---------
BALANCE SHEET DATA:
(at end of period)
  Working capital.......................................................................    $  32,118         $  82,118
  Total assets..........................................................................      369,922           369,922
  Long-term debt........................................................................      122,759           124,309
  Total stockholders' equity............................................................      104,771           153,221


- ---------------

See footnotes on following page.

Footnotes for prior page.



(1) The unaudited pro forma combined statement of operations data gives effect to the following transactions as if they had occurred at January 1, 1994:
    (i) the Nobel/Profarmaco Acquisition, (ii) the Seal Sands Acquisition and
    (iii) the consummation of this Offering (at an assumed public offering price of $34.00 per share) and the application of the net proceeds therefrom and other funds as described under "Use of Proceeds." See "Pro Forma Combined Financial Information" for additional pro forma information concerning the Company, including pro forma income statement information only giving effect to the Nobel/Profarmaco Acquisition and the Seal Sands Acquisition.


(2) Includes the results of the Company's Seal Sands and Nobel/Profarmaco businesses from their respective dates of acquisition, January 31, 1994 and October 12, 1994, through December 31, 1994. See "Business -- Growth Strategy -- External Growth."

(3) Includes the results of the Company's fiber optic gel business acquired from Viscosity Oil from March 12, 1993, the date of acquisition, through December 31, 1993.

(4) Includes the results of the Company's Zeeland business from March 31, 1992, the date of acquisition, through December 31, 1992. See "Business -- Growth Strategy -- External Growth."

(5) Includes the results of the Company's Salsbury business from July 1, 1991, the date of acquisition, through December 31, 1991.


(6) Includes $2.8 million of income related to the reduction of accruals previously established in connection with the disposition of certain product lines.



(7) The Company recorded a $9.4 million restructuring charge in 1990 consisting of write-offs and write-downs of certain tangible and intangible assets, and personnel severance costs relating to the abandonment and discontinuance of certain nonperforming products and product lines.



(8) The Company recorded a $3.1 million gain in 1990 in connection with the sale of the intellectual property and commercial rights to its organic biocides, driers, and flocculants businesses.



(9) The unaudited consolidated balance sheet data as of March 31, 1995, has been adjusted to give effect to the Offering as if it had occurred at March 31, 1995 (at an assumed public offering price of $34.00 per share) and the application of the net proceeds therefrom and other funds as described under "Use of Proceeds."

                                  RISK FACTORS



     In addition to the other information in this Prospectus, an investor should consider the following factors carefully before purchasing the shares of Common Stock offered by this Prospectus.



ABILITY TO CONTINUE ACQUISITIONS PROGRAM;


  ABILITY TO INTEGRATE ACQUIRED BUSINESSES


     Over the past five years, the Company has achieved growth principally through acquisitions, and will continue to review acquisition opportunities in the future. See "Business -- Growth Strategy -- External Growth." There can be no assurance, however, that the Company will be able to continue to acquire businesses on satisfactory terms.


     The Company's acquisition of Profarmaco Nobel S.r.l. ("Profarmaco") and Nobel Chemicals A.B. ("Nobel," and, together with Profarmaco, "Nobel/Profarmaco") from Akzo Nobel A.B. (the "Nobel/ Profarmaco Acquisition") is the Company's most recent acquisition and its largest completed to date. As more fully described under "Business -- Growth Strategy -- External Growth," the Company believes that the Nobel/Profarmaco Acquisition has better positioned it to take advantage of growth opportunities in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories and to increase sales of its products outside of the United States. There can be no assurance, however, that the Company's expectations for the performance of the Nobel/Profarmaco businesses will be met or that certain industry trends upon which the Company sought to capitalize in acquiring these businesses will continue. In addition, although the Company believes that operating synergies can be achieved in connection with the Nobel/Profarmaco Acquisition and does not foresee any major difficulties in integrating Nobel/Profarmaco into its existing organizational structure, there can be no assurance that such synergies will be achieved or that such integration can be accomplished within a reasonable time period and without diversion of management resources. Such integration also will require the Company to continue the improvement of financial control systems and the hiring of additional finance personnel which is currently in progress.



POSSIBLE COSTS AND LIABILITIES RELATING TO ENVIRONMENTAL MATTERS


     Production of many of the Company's chemicals involves the use, storage, transportation and disposal of toxic and hazardous materials. The Company's operations are subject to extensive international and United States federal, state and local laws and regulations relating to the storage, handling, emission, transportation and discharge of materials into the environment and the maintenance of safe conditions in the workplace.

     The Company's acquisitions were made subject to known environmental conditions. Also, risks of substantial costs and liabilities are inherent in certain plant operations and certain products produced at the Company's plants, as they are with other companies engaged in the chemical business, and there can be no assurance that significant costs and liabilities will not be incurred. Additionally, prevailing legislation and common law tends to hold chemical companies primarily responsible for the proper disposal of their chemical wastes even if transferred to third party waste disposal facilities. Moreover, other future developments, such as increasingly strict environmental, safety and health laws and regulations, and enforcement policies thereunder, could result in substantial costs and liabilities to the Company and could subject the Company's handling, manufacture, use, reuse, or disposal of substances or pollutants at its plants to more rigorous scrutiny than at present.


     The Company is involved in several claims, litigations, administrative proceedings and investigations relating to environmental matters. The ultimate extent of liabilities with respect to such matters as well as the timing of related cash disbursements cannot be determined with certainty. The Company has accrued in the past amounts ranging from $0 to $3.2 million in a given year for these matters and anticipates an amount in this range will be necessary in 1995.



     Management is of the opinion that while the ultimate liability resulting from these matters may have a material adverse effect on the results of operations of the Company in any given year, they will not have a material adverse effect upon the Company's liquidity or financial position. There can be no assurance, however, that this will be the case. See "Business -- Manufacturing Facilities," "Business -- Environmental and Safety Regulations," "Business -- Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental."



DISRUPTIONS IN AVAILABILITY AND PRICE OF RAW MATERIALS



     The Company uses significant amounts of castor oil and compounds derived from petrochemical feedstocks in manufacturing a number of its products. See "Business -- Raw Materials." Castor oil, which is not produced in the United States, is an agricultural product the market price of which is affected by natural factors relating to the castor bean crop from which the oil is produced. Castor oil is produced commercially in a few foreign countries, with India currently being the largest exporter. The Company maintains a substantial supply of castor oil and has the ability to reduce its bulk sales of low margin castor oil derivatives to divert supply of castor oil to production of higher margin products. Notwithstanding periodic efforts by castor oil producing countries to impose substantial price increases, the Company has been able to obtain adequate supplies of castor oil generally at acceptable prices in the past and expects to be able to do so in the future. There can be no assurance, however, that adequate supplies of castor oil will continue to be available on this basis.



     Recent price increases in certain compounds derived from petrochemical feedstocks and used by the Company in the production of pyridine and its co-product, beta-picoline, adversely affected the Company's operating margin for such products in 1994 and the first quarter of 1995, as the Company was not able to fully pass on such price increases to its customers. Although the price of one such petrochemical feedstock has decreased in 1995 as compared to fourth quarter 1994, others remained level and such decreases have not been sufficient to restore the Company's previous operating margins on these products. There can be no assurance that future price changes will not adversely affect the Company's operating results. See "Business -- Raw Materials" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- First Quarter 1995 Compared to First Quarter 1994" and "-- 1994 Compared to 1993."



CURRENCY AND OTHER RISKS ATTENDANT TO EXPANSION OF

  INTERNATIONAL OPERATIONS


     As a result of the Nobel/Profarmaco Acquisition and the Company's acquisition of the Seal Sands business from Hexcel Chemical Products Limited (the "Seal Sands Acquisition"), the Company has substantial assets located outside of the United States and a substantial portion of the Company's sales and earnings are attributable to operations conducted abroad and to export sales. See "Business -- Growth Strategy -- External Growth." In the first quarter 1995, approximately 53% of the Company's assets were located in Europe, and approximately 34% of the Company's gross revenues consisted of sales made outside the United States, predominantly in Western Europe, with the balance principally in Asia and Latin America. This expansion of the Company's international operations subjects the Company to certain risks, including increased exposure to currency exchange rate fluctuations. The Company has retained the services of an outside consulting firm to assist it in developing systems to better manage and control its currency risk exposure. The Company's growing international operations also subject it to certain other risks, including adverse political or economic developments in the foreign countries in which it conducts business, foreign governmental regulation, dividend restrictions, tariffs, and potential adverse tax consequences, including payment of taxes in jurisdictions that have higher tax rates than does the United States. Although the Company's export sales business has generally been profitable in the past and Nobel/Profarmaco has conducted business outside of the United States for many years prior to its acquisition by the Company, there can be no assurance that one or more of these factors will not have a material adverse effect on the Company's financial position or results of operations in the future. See "Business -- International Operations."



RELIANCE ON CONTINUED OPERATION AND SUFFICIENCY


  OF MANUFACTURING FACILITIES



     The Company's revenues are dependent on the continued operation of its various manufacturing facilities. Although presently all operating plants are considered to be in good condition, the operation of manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, extreme weather conditions, and natural disasters. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of a particular manufacturing facility or the Company as a whole during the period of such operational difficulties. The Company's pyridine and arsenical feed additive product groups are each manufactured at a single facility, and production would not be transferrable to another site. See "Business -- Manufacturing Facilities."



     In addition, compliance with governmental laws and regulations, including environmental laws and regulations, requires the Company to obtain permits issued by appropriate foreign, federal, state and local regulatory agencies. Permits generally require periodic renewal or review of their conditions and public comment is often solicited in the permitting process. The Company cannot predict whether it will be able to obtain all necessary permits or renew all existing permits, or whether material changes in permit conditions will be imposed or material public opposition will surface. Failure to obtain or renew certain permits could result in the shutdown of certain facilities or the imposition of significant fines.



NEPERA RELEASES



     Nepera, Inc. ("Nepera"), the Company's subsidiary located in Harriman and Woodbury, New York, manufactures the chemical pyridine and its derivatives, and is the Company's sole manufacturer of these products. See
"Business -- Manufacturing Facilities." These chemicals are characterized by a malodorous nature at extremely low concentrations. Since February of this year Nepera has experienced several accidental releases of these chemicals. There has been some disruption of neighborhood activities, a few reports of physical discomfort and irritation by people in the vicinity of the releases, and a number of inquiries regarding the releases by governmental officials. In cooperation with local officials, the Company has accelerated its program to improve its community early alert system and its communication with local officials and community leaders, to upgrade its fence line monitoring equipment, and to continue to enhance its equipment and maintenance activities. The planned improvements are anticipated to require approximately $1 million in capital spending. While the Company believes these occurrences to be a series of unrelated events, there can be no assurance that similar events will not recur or that these events will not result in litigation against the Company or limitations on the Company's future operations. The Nepera facility operates under a number of permits, including a permit issued under the zoning laws of the Town of Woodbury, which expires in October 1995.



RELIANCE ON KEY MANAGEMENT


     The Company is dependent on its senior management and on the senior management of its operating companies. There can be no assurance that the Company will be able to retain the services of its executive officers and other key managers. The loss of key managers could have an adverse effect on the Company's financial position or results of operations. See "Management."


     Under the terms of the Credit Agreement dated as of September 21 1994 among the Company and a syndicate of lenders with NBD Bank, N.A., as Agent, it is an event of default for certain senior members of the Company's management to cease to hold their offices; provided, that no event of default shall occur if such cessation of employment shall be due to death, disability or voluntary retirement, and successor officers acceptable to the Agent and the other lenders shall have been appointed and taken office within a specified period of time. There can be no assurance that any such future changes in the Company's senior management would be acceptable to the Agent and the other lenders under the Credit Agreement.



NOTICE OF TAX DEFICIENCY



     The Company received a notice of deficiency in May 1995 from the Internal Revenue Service (the "IRS") covering the years 1988 through 1990. The asserted deficiency would result in an increase in the Company's federal income tax liability for the years 1988 through 1990 of approximately $1.9 million (including asserted penalties and interest). In addition, the Company's Federal income tax returns for the years 1991 through 1993 are currently under audit by the IRS. The ultimate extent of the Company's liability with respect to these matters cannot be predicted with certainty. However, management is of the opinion that the Company's ultimate liability resulting from these matters will not have a material adverse effect upon results of operations in any given year or upon the Company's liquidity or its financial position. See "Business -- Tax Matters."



DETERRENT EFFECT OF TAKEOVER PROVISIONS



     The Company's Restated Certificate of Incorporation and By-laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise. These provisions include: (i) a classified board of directors; (ii) advance notice procedures for stockholders to nominate candidates for election as directors of the Company and with regard to certain matters to be brought before an annual meeting of stockholders of the Company; (iii) special voting requirements for removal of directors and for amendment of certain provisions of the Restated Certificate of Incorporation and the By-laws; and (iv) authorization of the Series Preferred Stock of the Company, the powers, preferences, and rights of which are fixed by the Board of Directors. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). This provision of Delaware law also may have the effect of deterring certain potential acquisitions of the Company. See "Description of Capital Stock -- Delaware Law."



POSSIBLE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE


  ON MARKET PRICE OF COMMON STOCK



     Upon consummation of the Offering, the Company will have outstanding 7,010,102 shares of Common Stock, all of which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by affiliates. The Company and certain of its stockholders, officers and directors have agreed not to offer, pledge, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, except in certain circumstances, for 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters." Following the Offering, sales or the expectation of sales of substantial numbers of shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock.

                                  THE COMPANY

     Cambrex Corporation, in business since 1981, manufactures a broad line of specialty and fine chemicals for a wide variety of end use markets. The Company's operations are conducted in five product categories: (i) Health and Pharmaceuticals; (ii) Specialty and Fine Chemicals; (iii) Agricultural Intermediates and Additives; (iv) Performance Chemicals; and (v) Coatings. During the first quarter of 1995, over 72% of the Company's gross revenues were attributable to sales of products in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories, and over 34% of its gross revenues consisted of sales made outside the United States. The Company's products are manufactured at seven facilities located in the United States and three facilities located in Europe.


     Since 1990, when the Company substantially strengthened its management team, Cambrex has sought to optimize returns from its existing businesses while identifying and capitalizing on new business opportunities within its diverse product categories that offer the most favorable prospects for growth. The Company is currently focused on opportunities for growth in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories, which the Company believes offer opportunities to manufacture and sell higher margin products. In January of 1994, the Company completed the Seal Sands Acquisition and in October of 1994, it completed the Nobel/Profarmaco Acquisition, thereby substantially expanding its Health and Pharmaceuticals and Specialty and Fine Chemicals businesses. The Company believes that the continuation of a variety of recent trends, including an increase in outsourcing by chemical and pharmaceutical companies, will impact these product categories favorably. In addition, increased use of generic drugs and certain demographic factors are expected to enable the Company to expand its sales of bulk actives and pharmaceutical intermediates for use in prescription and over-the-counter pharmaceuticals. The Company also believes that the Nobel/Profarmaco Acquisition offers it important growth opportunities in these categories by increasing its market presence in Europe, thereby positioning it to increase sales of its products outside of the United States.


     Since 1990, the Company has experienced significant growth in sales and earnings, due primarily to acquisitions, productivity enhancements and new product developments. The Company's net revenues for the year ended December 31, 1994 were approximately $242 million, and have grown since 1990 at a compounded annual growth rate ("CAGR") of approximately 13%. The Company's net income for the year ended December 31, 1994 was approximately $11 million, and has grown by at least 25% each year since 1990.

     The Company was founded in 1981 by Cyril C. Baldwin, Jr., the current Chairman of the Company's Board of Directors, and Arthur Mendolia, a former Chairman of the Company's Board. The Company's principal executive offices are located at One Meadowlands Plaza, East Rutherford, N.J. 07073, and its telephone number is (201) 804-3000.

                                USE OF PROCEEDS


     The Company intends to use the net proceeds of the Offering, together with funds borrowed under its revolving credit facility, to repay amounts due under a $50 million bridge loan (the "Bridge Loan"), due October 11, 1995, extended to the Company pursuant to the Credit Agreement (the "Credit Agreement") dated as of September 21, 1994 among the Company and a syndicate of lenders with NBD Bank, N.A., as Agent. The Company applied the proceeds of the Bridge Loan to the funding of the Nobel/Profarmaco Acquisition. See "Business -- Growth
Strategy -- External Growth." The Credit Agreement permits the Company to choose between various interest rate options for the Bridge Loan: (i) U.S. prime rate plus the applicable margin (ranging from 1/2 of 1% to 2%); or (ii) LIBOR plus the applicable margin (ranging from 1/2 of 1% to 2%). The Bridge Loan currently bears interest at a rate of 7.3%.


                     COMMON STOCK PRICE RANGE AND DIVIDENDS


     The Common Stock is listed for trading on the American Stock Exchange under the symbol "CBM." The following table sets forth the closing high and low sale prices of the Common Stock as reported on the American Stock Exchange for the fiscal periods indicated:



                                                            HIGH         LOW
                                                            ----         ----
1992
      First Quarter......................................  $11 7/8       $8 3/8
      Second Quarter.....................................   13 1/4       10 5/8
      Third Quarter......................................   15 7/8       11 1/4
      Fourth Quarter.....................................   18 3/8       14 1/8
1993
      First Quarter......................................   20 1/4       16 3/4
      Second Quarter.....................................   19 7/8       18 3/4
      Third Quarter......................................   21 1/4       19 1/4
      Fourth Quarter.....................................   20 1/4       19 1/8
1994
      First Quarter......................................   24 1/4       19 7/8
      Second Quarter.....................................   22 7/8       20 5/8
      Third Quarter......................................   27 1/8       20 5/8
      Fourth Quarter.....................................   26 7/8       23 5/8
1995
      First Quarter......................................   31 1/2       26 5/8
      Second Quarter through June 23.....................   35 3/8       31 1/8


     The reported last sale price of the Common Stock on the American Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

     As of March 15, 1995, there were 162 holders of record of the outstanding Common Stock and the Company estimates that, at such date, there were approximately 1,800 beneficial holders.

     Since the fourth quarter of 1989, the Company has paid a regular $.05 per share quarterly dividend on the Common Stock. Any future payment of dividends is subject to the discretion of the Company's Board of Directors, which may consider the Company's earnings and financial condition and such other factors as it deems relevant. In addition, the Credit Agreement prohibits the payment of cash dividends in respect of the Company's capital stock, if before such payment an event of default shall have occurred and be continuing under the Credit Agreement or if such payment would cause such a default.

                                 CAPITALIZATION


     The following table sets forth the Company's consolidated short-term debt and capitalization (i) at March 31, 1995 and (ii) as adjusted to give effect to
(x) the sale by the Company of the 1,500,000 shares of Common Stock offered hereby (at an assumed offering price of $34.00 per share), and (y) the application of the net proceeds from the Offering, together with other funds, to repay the Bridge Loan as described under "Use of Proceeds." The following information should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.



                                                                             MARCH 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
                                                                              (UNAUDITED)
Short-term debt (including current portion of long-term debt)
  Bridge loan.........................................................  $ 50,000      $      --
  Lira export financing facility(1)...................................     2,115          2,115
  Current portion of long-term debt...................................     4,101          4,101
                                                                        --------     -----------
          Total short-term debt.......................................  $ 56,216      $   6,216
                                                                        ========      =========

Long-term debt (excluding current portion)
  Bank credit facilities..............................................  $121,574      $ 123,124
  Capitalized leases..................................................        36             36
  Notes payable.......................................................     1,149          1,149
                                                                        --------     -----------
          Total long-term debt........................................   122,759        124,309
                                                                        --------     -----------

Stockholders' equity
  Common stock -- $.10 par value; 20,000,000 shares authorized;
     5,479,963 (actual) and 6,979,963 (as adjusted) issued and
     outstanding(2)...................................................       623            773
  Additional paid-in capital..........................................    74,862        123,162
  Retained earnings...................................................    40,058         40,058
  Treasury common stock at cost, 744,375 shares.......................    (9,535)        (9,535)
  Cumulative translation adjustment...................................    (1,237)        (1,237)
                                                                        --------     -----------
          Total stockholders' equity..................................   104,771        153,221
                                                                        --------     -----------
Total capitalization..................................................  $227,530      $ 277,530
                                                                        ========      =========


- ---------------

(1) Profarmaco maintains credit facilities with several local banks aggregating 21 billion lira ($13 million) which facilitates export sales and permits hedging against the associated currency risks. Under such facilities, Profarmaco, upon making an export sale in a currency other than lira, may incur a liability wherein the proceeds are denominated in lira and the obligation for repayment is denominated in the amount of and currency of the related export sale. The interest rates of such obligations are a function of the currency in which they are to be repaid.



(2) Does not include shares of Common Stock reserved for issuance upon exercise of outstanding options granted under the Company's employees' and directors' stock plans.

                    PRO FORMA COMBINED FINANCIAL INFORMATION


     The following unaudited pro forma combined statement of operations for the year ended December 31, 1994 has been derived from the audited consolidated statement of operations of the Company for the year ended December 31, 1994 and adjusts such information to give effect to the following transactions as if such transactions had occurred at the beginning of such period: (i) the Nobel/Profarmaco Acquisition; (ii) the Seal Sands Acquisition; and (iii) this Offering (at an assumed public offering price of $34.00 per share) and the application of the net proceeds therefrom and other funds as described under "Use of Proceeds." In the opinion of management, all adjustments necessary to present fairly this pro forma financial information have been made.



     The pro forma combined statement of operations and accompanying notes should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. The pro forma combined statement of operations is presented for informational purposes only and may not be indicative of the results that actually would have occurred if such transactions had occurred as indicated or of future results of operations of the Company.



              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS


                      For the Year Ended December 31, 1994

                     (in thousands, except per share data)



                                                                                   PRO FORMA        PRO FORMA      % OF PRO FORMA
                        CAMBREX         UNAUDITED                                 ADJUSTMENTS        COMBINED         COMBINED
                      CORPORATION       ACQUIRED       PRO FORMA     PRO FORMA   GIVING EFFECT        AFTER         NET REVENUES
                     AS REPORTED(1)   BUSINESSES(2)   ADJUSTMENTS    COMBINED     TO OFFERING        OFFERING      AFTER OFFERING
                     --------------   -------------   -----------    ---------   -------------    --------------   --------------
Net revenues.......     $241,634         $86,904             --      $328,538            --          $328,538          100.0%
Gross profit.......       57,881          30,269        $(1,078)(3)    87,072            --            87,072           26.5%
Selling, general
  and
  administrative...       31,216          14,112          2,296(3)     47,624       $   160(7)         47,784           14.5%
Research and
  development......        5,689           2,408             54(4)      8,151            --             8,151            2.5%
Operating profit
  (loss)...........       20,976          13,749         (3,428)       31,297          (160)           31,137            9.5%
Interest expense,
  net..............        4,581             662          5,351(5)     10,594        (4,184)(8)         6,410            2.0%
Other (income)
  expense, net.....         (497)           (243)            --          (740)           --              (740)          (0.2%)
Income (loss)
  before taxes.....       16,892          13,330         (8,779)       21,443         4,024            25,467            7.8%
Provision for
  income taxes.....        5,766           4,231         (2,544)(6)     7,453         1,392(9)          8,845            2.7%
Net income
  (loss)...........     $ 11,126         $ 9,099        $(6,235)     $ 13,990       $ 2,632          $ 16,622            5.1%
Earnings per common
  share and common
  share
  equivalents:
  Primary..........     $   1.96                                     $   2.47                        $   2.32
  Fully diluted....     $   1.95                                     $   2.45                        $   2.31
Weighted average
  shares
  outstanding:
  Primary..........        5,674                                        5,674                           7,174
  Fully diluted....        5,699                                        5,699                           7,199


- ---------------

(1) Represents the actual consolidated results for the year ended December 31, 1994 as reported in the audited consolidated financial statements of the Company included elsewhere in this Prospectus. Included in the actual results for the year are the following amounts pertaining to Seal Sands from January 31, 1994, and Nobel/Profarmaco from October 12, 1994, their respective dates of acquisition by the Company:

            Net revenues                                                      $34,424
            Gross profit                                                        8,862
            Selling, general and administrative                                 4,113
            Research and development                                            1,107
            Operating profit                                                  $ 3,642

(2) Represents the unaudited combined results of operations of Seal Sands from January 1, 1994 through January 31, 1994 and of Nobel/Profarmaco from January 1, 1994 through October 12, 1994 derived from the respective unaudited results of operations of such companies.


(3) Represents additional depreciation and amortization expenses, respectively, relating to the property, plant and equipment and goodwill acquired in connection with the Nobel/Profarmaco Acquisition and the Seal Sands Acquisition that would have been recorded by the Company due to increased asset values and shorter estimated useful lives.



(4) Represents additional research and development costs assumed to be incurred by the Company in connection with the Nobel/Profarmaco Acquisition and the Seal Sands Acquisition.



(5) Represents additional interest expense assumed to be incurred by the Company in connection with the debt obligations incurred to finance the Nobel/Profarmaco and Seal Sands Acquisitions, net of the elimination of intercompany interest income included in the unaudited acquired businesses column.



(6) The recognition of tax benefit of additional expenses to the extent tax liabilities could be reduced.



(7) Represents amortization of the approximately $800,000 in costs incurred to consummate the Offering.



(8) Adjustment to pro forma combined interest expense is calculated by applying the estimated borrowing rate which would have been offered to the Company (8%) on the portion of the Bridge Loan repaid with the net proceeds of the Offering and a decline in the interest rate (due to improved leverage) of 1/4 of 1% on the long-term debt of the Company assumed to be outstanding after the Offering.



(9) Represents additional income taxes calculated on the increase in taxable income due to the reduction in interest expense using the Company's effective tax rate at the end of 1994.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 1994 and for the three-month periods ended March 31, 1995 and March 31, 1994. The consolidated financial statements of the Company as of December 31, 1994 and December 31, 1993 and for each of the years in the three-year period ended December 31, 1994 and the accountants' report thereon and unaudited consolidated financial statements of the Company as of March 31, 1995 and for the three-month periods ended March 31, 1995 and March 31, 1994 are included elsewhere in this Prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and contain all adjustments necessary to present fairly the results of operations for such periods and financial positions at the end of such periods. However, the results of the three-month period ended March 31, 1995 are not necessarily indicative of results for the whole year. Moreover, the selected consolidated financial information is not necessarily indicative of the results of future operations of the Company. The information presented below should be read in conjunction with the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                              THREE MONTHS
                                             ENDED MARCH 31,                          YEARS ENDED DECEMBER 31,
                                          ---------------------     -------------------------------------------------------------
                                            1995         1994       1994(1)       1993(2)      1992(3)    1991(4)        1990
                                          --------     --------     --------      --------     --------   --------     --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                               (UNAUDITED)
INCOME DATA:
  Net revenues..........................  $ 93,389     $ 51,047     $241,634      $197,203     $179,452   $144,500     $133,628
  Gross profit..........................    24,485       11,403       57,881        51,778       46,036     26,326       28,730
  Selling, general and administrative...    12,167        6,276       31,216        29,286       28,201     22,743       20,828
  Research and development..............     1,842        1,213        5,689         5,843        4,046      3,279        3,496
  Restructuring charge..................     --           --              --            --           --         --        9,427(6)
  Operating profit (loss)...............    10,476        3,914       20,976        16,649       13,789        304       (5,021)
  Interest expense, net.................     3,443          363        4,581         2,771        2,437      2,532        2,115
  Other (income) expense, net...........      (170)         172         (497)          446        1,054     (2,280)(5)      186
  (Gain) on sale of assets..............     --           --              --            --           --         --       (3,070)(7)
  Income (loss) before taxes............     7,203        3,379       16,892        13,412       10,298         52       (4,252)
  Net income (loss).....................     4,394        2,128       11,126         8,641        6,230         31       (5,075)
PER SHARE DATA:
Earnings (loss) per common share and
  common share equivalents:
  Primary...............................  $   0.76     $   0.38     $   1.96      $   1.64     $   1.27   $   0.01     $  (1.05)
  Fully diluted.........................  $   0.75     $   0.38     $   1.95      $   1.60     $   1.23   $   0.01     $  (1.05)
Weighted average shares outstanding:
  Primary...............................     5,792        5,638        5,674         5,282        4,888      4,704        4,818
  Fully diluted.........................     5,839        5,638        5,699         5,484        5,242      4,738        4,818
Dividends per common share:.............  $   0.05     $   0.05     $   0.20      $   0.20     $   0.20   $   0.20     $   0.20
BALANCE SHEET DATA:
(at end of period)
  Working capital.......................  $ 32,118     $ 45,109     $ 19,925(8)   $ 38,497     $ 35,852   $ 31,359     $ 39,408
  Total assets..........................   369,922      180,225      360,477       166,845      148,406    111,603      110,149
  Long-term debt........................   122,759       45,770      115,975        36,261       39,808     19,021       18,490
  Total stockholders' equity............   104,771       90,162      101,966        87,569       75,177     68,717       69,204

- ---------------

(1) Includes the results of the Company's Seal Sands and Nobel/Profarmaco businesses from their respective dates of acquisition, January 31, 1994 and October 12, 1994, through December 31, 1994. See "Business -- Growth Strategy -- External Growth."

(2) Includes the results of the Company's fiber optic gel business acquired from Viscosity Oil from March 12, 1993, the date of acquisition, through December 31, 1993.

(3) Includes the results of the Company's Zeeland business from March 31, 1992, the date of acquisition, through December 31, 1992. See "Business -- Growth Strategy -- External Growth."

(4) Includes the results of the Company's Salsbury business from July 1, 1991, the date of acquisition, through December 31, 1991. See "Business -- Growth Strategy -- External Growth."


(5) Includes $2.8 million of income related to the reduction of accruals previously established in connection with the disposition of certain product lines.



(6) The Company recorded a $9.4 million restructuring charge in 1990 consisting of write-offs and write-downs of certain tangible and intangible assets, and personnel severance costs relating to the abandonment and discontinuance of certain nonperforming products and product lines.



(7) The Company recorded a $3.1 million gain in 1990 in connection with the sale of the intellectual property and commercial rights to its organic biocides, driers, and flocculants businesses.


(8) The decrease in working capital is mainly due to the incurrence of the $50 million Bridge Loan. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the selected consolidated financial information as a percentage of net revenues.


                                                      THREE MONTHS
                                                     ENDED MARCH 31,     YEARS ENDED DECEMBER 31,
                                                     ---------------     -------------------------
                                                     1995      1994      1994      1993      1992
                                                     -----     -----     -----     -----     -----
Net revenues.......................................  100.0%    100.0%    100.0%    100.0%    100.0%
Gross profit.......................................   26.2      22.3      24.0      26.3      25.7
Selling, general and administrative................   13.0      12.3      12.9      14.9      15.7
Research and development...........................    2.0       2.4       2.4       3.0       2.3
Operating profit...................................   11.2       7.7       8.7       8.4       7.7
Interest expense...................................    3.7       0.7       1.9       1.4       1.4
Other (income) expense, net........................   (0.2)      0.3      (0.2)      0.2       0.6
Net income.........................................    4.7       4.2       4.6       4.4       3.5


     The Company's product mix has changed substantially over the periods indicated, principally as a result of acquisitions. See "Business -- Growth Strategy -- External Growth." The following tables show, for the periods indicated, the gross revenues of the Company's five product categories, in dollars and as a percentage of the Company's total gross revenues.


                                           THREE MONTHS
                                         ENDED MARCH 31,             YEARS ENDED DECEMBER 31,
                                       --------------------     ----------------------------------
                                        1995       1994(1)      1994(2)      1993(3)      1992(4)
                                       -------     --------     --------     --------     --------
                                                             (IN THOUSANDS)
                                           (UNAUDITED)
GROSS REVENUES
Health and Pharmaceuticals...........  $47,322     $ 14,238     $ 74,163     $ 55,550(5)  $ 59,167
Specialty and Fine Chemicals.........   22,020       13,280       66,548       48,841       37,623
Agricultural Intermediates and
  Additives..........................   15,306       13,914       59,751       51,153       49,120
Performance Chemicals................    7,220        7,341       31,769       30,880       20,441
Coatings.............................    4,210        4,014       17,452       16,884       18,527
                                       -------     --------     --------     --------     --------
  Total gross revenues...............  $96,078     $ 52,787     $249,683     $203,308     $184,878
                                       =======     ========     ========     ========     ========
  Total net revenues.................  $93,389     $ 51,047     $241,634     $197,203     $179,452
                                       =======     ========     ========     ========     ========
  Total gross profit.................  $24,485     $ 11,403     $ 57,881     $ 51,778     $ 46,036
                                       =======     ========     ========     ========     ========


- ---------------


(1) Revenues from the Seal Sands Acquisition, in January 1994, are included from the date of acquisition.



(2) Revenues from the Seal Sands Acquisition in January 1994, and the Nobel/Profarmaco Acquisition in October 1994, are included from the date of acquisition.



(3) Revenues from Viscosity Oil's fiber optic gel business, acquired in March 1993, are included from the date of acquisition.



(4) Revenues from Zeeland, acquired in March 1992, are included from the date of acquisition.



(5) Decreases from 1992 to 1993 in gross revenues in the Company's Health and Pharmaceuticals product category resulted from unusually high sales of a bulk pharmaceutical in 1992, and from reduced shipments of niacinamide (Vitamin B3) intermediates to the Asia-Pacific region due to economic problems and increased competition.

                                         THREE MONTHS ENDED
                                             MARCH 31,                YEARS ENDED DECEMBER 31,
                                         ------------------        -------------------------------
                                         1995         1994         1994         1993         1992
                                         -----        -----        -----        -----        -----
GROSS REVENUES DISTRIBUTION
Health and Pharmaceuticals...........     49.3%        27.0%        29.7%        27.3%        32.0%
Specialty and Fine Chemicals.........     22.9         25.1         26.7         24.0         20.3
Agricultural Intermediates and
  Additives..........................     15.9         26.4         23.9         25.2         26.6
Performance Chemicals................      7.5         13.9         12.7         15.2         11.1
Coatings.............................      4.4          7.6          7.0          8.3         10.0
                                         -----        -----        -----        -----        -----
                                         100.0%       100.0%       100.0%       100.0%       100.0%
                                         =====        =====        =====        =====        =====


FIRST QUARTER 1995 COMPARED TO FIRST QUARTER 1994


     Results in the first quarter of 1995 were significantly better than the first quarter of 1994 due to the Nobel/Profarmaco Acquisition in October 1994, and to the improvements in the base business. The impact of these is shown in the table below:

                                                                     THREE MONTHS
                                                                   ENDED MARCH 31,
                                                 ----------------------------------------------------
                                                              ACQUIRED
                                                             BUSINESSES     BASE BUSINESS
                                                  1995          1995            1995           1994
                                                 -------     ----------     -------------     -------
                                                                    (IN THOUSANDS)
                                                                     (UNAUDITED)
Net revenue....................................  $93,389      $ 35,866         $57,523        $51,047
Operating expenses
  Cost of goods sold...........................   68,904        25,613          43,291         39,644
  Selling, general and administrative..........   12,167         3,820           8,347          6,276
  Research and development.....................    1,842           724           1,118          1,213
                                                 -------     ----------     -------------     -------
Total operating expenses.......................   82,913        30,157          52,756         47,133
                                                 -------     ----------     -------------     -------
Operating profit...............................   10,476         5,709           4,767          3,914
Other (income) expenses:
  Interest income..............................     (177)         (166)            (11)         --
  Interest expense.............................    3,620         3,059             561            363
  Other -- net.................................     (170)         (200)             30            172
                                                 -------     ----------     -------------     -------
Income before income taxes.....................    7,203         3,016           4,187          3,379
Provision for income taxes.....................    2,809         1,296           1,513          1,251
                                                 -------     ----------     -------------     -------
Net income.....................................    4,394         1,720           2,674          2,128
                                                 =======      ========      ==========        =======


     Net revenues for the first quarter 1995 increased 83% to $93,389,000 from $51,047,000 reported in the first quarter 1994. The $42,342,000 increase was due to the acquisitions of Nobel in Sweden and Profarmaco in Italy, and to increased sales in the Specialty and Fine Chemicals and Agricultural Intermediates and Additives categories. The table below shows the contribution of the Nobel/Profarmaco Acquisition to the product categories and changes in the base business.

                                                                     THREE MONTHS
                                                                    ENDED MARCH 31,
                                                    -----------------------------------------------
                                                                   NOBEL/        BASE
                                                                 PROFARMACO     BUSINESS
                                                      1995          1995         1995        1994
                                                    --------     ----------     -------     -------
                                                                    (IN THOUSANDS)
                                                                      (UNAUDITED)
Health & Pharmaceuticals..........................  $ 47,322      $ 32,682      $14,640     $14,238
Specialty & Fine Chemicals........................    22,020         4,004       18,016      13,280
Agricultural Intermediates & Additives............    15,306        --           15,306      13,914
Performance Chemicals.............................     7,220        --            7,220       7,341
Coatings..........................................     4,210        --            4,210       4,014
                                                    --------     ----------     -------     -------
          Total gross revenues....................  $ 96,078      $ 36,686      $59,392     $52,787
                                                     =======      ========      =======     =======
          Total net revenues......................  $ 93,389      $ 35,866      $57,523     $51,047
                                                     =======      ========      =======     =======


     Health and Pharmaceuticals' revenues increased $33,084,000 of which Nobel and Profarmaco contributed sales of $32,682,000. Revenues from the base business had increases in sales from a pharmaceutical used for ulcerative colitis and from the introduction of a bulk intermediate for dextromephorphan, an over-the-counter cough suppressant. These increases more than offset the $1,500,000 in lost sales from the Company's Hydrogels and Wicken cosmetic lines which were divested late in 1994.



     Specialty and Fine Chemicals' revenues increased $8,740,000 (66%) over the first quarter 1994. The Nobel/Profarmaco Acquisition accounted for $4,004,000 of this increase. Revenues from the base business increased $4,736,000 (36%) from first quarter 1994. This was due to an increase in several fine chemical products including sales of a dye receptor in acrylic yarns, cross-linking agents to improve the performance of polycarbonate resins, a polymer used in instant film, a tin based catalyst used in silicone caulks and adhesives, and products used in soaps, lubricants and flavors.


     Agricultural Intermediates and Additives revenues increased $1,392,000 (10%) from the first quarter 1994. The increase was due to growth in the Company's base business, with no contribution from the Seal Sands Acquisition or the Nobel/Profarmaco Acquisition. Sales of organo-arsenical feed additives used to control disease and to enhance chicken growth and improve feed performance increased due to wider market demand. This increase was offset by declines in sales of feed grade Vitamin B3 and intermediates which decreased due to a decision to maintain price increases at the expense of lower volume. The sales of agricultural intermediates products used in the manufacture of herbicides and insecticides were up $1,561,000 from the first quarter 1994. Sales of pyridine, the largest item in this group, increased 20% from the first quarter 1994, and sales of another pyridine compound used in the manufacture of a herbicide increased 114%, or $1.3 million, from 1994 due to an uneven customer order pattern.

     Performance Chemicals' and Coatings revenues were at the same level as 1994.


     Export sales from the U.S. were $7,564,000 in the first quarter 1995 versus $10,084,000 in the first quarter 1994 mainly due to the reduced shipments of feedgrade Vitamin B3 and its intermediates. International sales from all European operations totaled $41,769,000 versus $2,451,000 in the first quarter 1994 due to the Nobel/Profarmaco Acquisition and the Seal Sands Acquisition in 1994.



     Gross profit in the first quarter 1995 of $24,485,000 (26.2%) compared to $11,403,000 (22.3%) in the first quarter 1994. The Nobel/Profarmaco Acquisition contributed $10,300,000 to the increased gross profit. The base business had an increase of $2,800,000. The gross profit percentage of the base business increased to 24.7% versus 22.3% in 1994. Improved pricing added $2,400,000 to the base business' gross profit; and sales volume increases added $700,000. Costs decreased $1,700,000 due to improved plant efficiencies. The improvement in plant efficiencies was due to a return to more normal weather conditions compared to the extremely low temperatures encountered in the first quarter of 1994. Some of this improvement was offset by $2,000,000 in increased raw material costs.

     The price of methanol, which is used in the manufacture of pyridine products decreased in the first quarter 1995 versus the fourth quarter 1994 but is above first quarter 1994 levels. See "Business -- Raw Materials."



     Selling, general and administrative expenses as a percentage of net revenues was 15%, which was the same as the first quarter 1994. The marketing and research and development expenses as a percentage of net revenues decreased particularly in the Company's Agricultural Intermediates and Additives and Performance Chemicals business areas. These decreases were offset by increases in administrative expenses associated with the Nobel/Profarmaco Acquisition.


     Net interest expense of $3,443,000 in the first quarter 1995 increased $3,080,000 over 1994. This increase was due to the additional borrowing for acquisitions and an increase in the interest rate of approximately 2%.

     The provision for income taxes for the first quarter 1995 resulted in an effective tax rate of 39% versus 37% in 1994. This increase was due to higher effective tax rates attributable to the Company's Profarmaco operation in Italy.

     The Company's net income increased 106% to $4,394,000 compared with a net income of $2,128,000 in the first quarter 1994.

1994 COMPARED TO 1993


     Net revenues in 1994 increased $44,431,000 (22.5%) due to the Seal Sands Acquisition and the Nobel/ Profarmaco Acquisition, and to increased sales of animal feed additives. The table below shows the contribution of the acquisitions to the product categories and the changes in the continuing business.



                                                                YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                                    ACQUIRED         BASE
                                                                   BUSINESSES      BUSINESS
                                                      1994            1994           1994       1993
                                                   ----------     ------------     --------   --------
                                                                     (IN THOUSANDS)
Health and Pharmaceuticals.....................     $ 74,163        $ 17,093       $ 57,070   $ 55,550
Specialty and Fine Chemicals...................       66,548          17,710         48,838     48,841
Agricultural Intermediates and Additives.......       59,751          --             59,751     51,153
Performance Chemicals..........................       31,769          --             31,769     30,880
Coatings.......................................       17,452          --             17,452     16,884
                                                   ----------     ------------     --------   --------
          Gross revenues.......................     $249,683        $ 34,803       $214,880   $203,308
                                                    ========       =========       ========   ========



     Health and Pharmaceuticals' revenues increased $18,613,000 (33.5%), with major increases in bulk pharmaceuticals and in pharmaceutical intermediates. The Nobel/Profarmaco Acquisition in October 1994 added $16,400,000 of new product sales to Cambrex.



     Sales of bulk pharmaceuticals represented $24,300,000, or 33%, of this category's 1994 gross revenues and were $14,600,000 higher than 1993, with the Nobel/Profarmaco Acquisition adding $12,400,000 in new products. Increased sales also came from a generic drug for ulcerative colitis, which recovered from depressed levels in 1993.


     Sales of pharmaceutical intermediates represented $24,500,000, or 33%, of this category's 1994 revenues and were $9,900,000 higher than 1993. The Nobel/Profarmaco Acquisition contributed $3,400,000 in increased sales. The key increase of existing business was due to growth in two intermediates for dextromephorphan, an over-the-counter cough suppressant. Growth for one intermediate, an established product, was supplemented by sales under a contract for a second intermediate used in the synthesis of this material.


     Sales of cosmetic and toiletry related compounds represented $19,700,000, or 27%, of this category's 1994 revenues and were $3,000,000 lower than 1993. The main decrease of $1,800,000 in sales was due to the end of a contract to make citrates at the Company's Zeeland, Michigan facility. Sales of pyridine based products totaled $5,600,000 in 1994 and were $600,000 lower than the prior year due to reduced pricing and lower sales volume to a key customer in the United States caused by competitive pressure.

     Sales of Vitamin B3 and its chemical precursors represented $5,600,000, or 7%, of this category's 1994 revenues and were $2,900,000 lower than 1993. These decreases were due to reduced shipments of Vitamin B3 and its chemical precursors to customers worldwide, due to price competition.


     Sales of Specialty and Fine Chemicals increased by $17,707,000 (36.3%). That increase included $14,400,000 from the Seal Sands Acquisition and $3,300,000 from the Nobel/Profarmaco Acquisition. One of the Seal Sands products, used in the manufacture of high performance plastics, accounted for 35% of their sales.



     Sales of specialty additive products represented $29,900,000, or 45%, of this category's 1994 revenues and were $16,600,000 higher than 1993. The increase includes $13,700,000 in sales attributable to the Seal Sands Acquisition. In existing operations, increases occurred in an application for a product used as a dye receptor in acrylic yarns.



     Sales of organic intermediate products represented $13,600,000, or 20%, of this category's 1994 revenues and were $2,800,000 higher than 1993. This increase is attributable to $2,400,000 in sales of new products from the Nobel/Profarmaco Acquisition.



     Sales of photographic chemical products were $11,600,000, or 17%, of this category's 1994 revenues, $2,100,000 lower than 1993. The decrease was in sales of a polymer used in instant film, due to our customer reaching their desired inventory levels, and in export sales of a photographic chemical intermediate to a Japanese company. The Company expects sales levels to continue to decline in 1995.


     Sales of catalyst products represented $10,400,000, or 16%, of this category's 1994 revenues and were $600,000 higher than 1993. The increase is primarily attributable to tin based catalysts used in various industrial applications.


     Revenues from Agricultural Intermediates and Additives increased by $8,598,000 (16.8%). The increase was due to growth in the Company's existing business, with no contribution from the Seal Sands Acquisition and the Nobel/Profarmaco Acquisition.


     The sales of animal feed additives were $36,000,000, or 60%, of this category's 1994 revenues, up $7,600,000 from 1993. Sales of organo-arsenical feed additives used to control disease and to enhance chicken growth and improve feed performance, increased 25% over the prior year due to growth in poultry production coupled with the customer's penetration of domestic and international markets. All sales of this product are made to A.L. Laboratories under a long-term contract. Sales of feed grade Vitamin B3 increased due to the installation of new packaging facilities late in 1993 which allowed penetration of non-U.S. markets. Shipments of Vitamin B3 intermediates to India and the Asia/Pacific area also increased. While volume increased, the feed grade Vitamin B3 market experienced lower prices due to competitive pricing, adversely affecting margins on these products. Prices were increased in the fourth quarter 1994 and are anticipated to increase in the first quarter 1995, although no assurances can be given that such price increases will occur.

     The sales of products used in the manufacture of herbicides and insecticides amounted to $23,800,000, or 40%, of this category's 1994 revenues and were up 4% from 1993. Sales of pyridine, the largest item in this group, were up 12% from 1993. The largest pyridine customer is Zeneca, Inc. who uses it in herbicide manufacture. The Company produces another major pyridine compound and is the exclusive supplier of this product to Dow Elanco who uses it in production of a different herbicide. Sales of this compound decreased 21% in 1994 due to the customer reducing inventory levels after very high customer production in 1993. Sales of other pyridine derivatives in this category decreased $756,000 from 1993 due to competitive pressures.

     Performance Chemicals' sales increased $889,000 (2.9%) from 1993 due to increases in the fiber optic gel sales which included the full year effect of sales from the acquisition of a fiber optic gel business in March 1993 and to increased sealant applications for the biomedical market. All other telecommunications and adhesive products maintained 1993 sales levels. Price increases were achieved for most performance chemical products.

     Coatings' revenues increased $568,000 (3.4%) from 1993. This increase was due to a 14% growth in castor oil based products used in coatings for the housing and automotive industries. The improvement was also due to additional sales to two new customers. These increases were offset by a tolling agreement for biocides that ended in May 1993, which had 1993 sales of $800,000.


     Export sales increased by $6,839,000, or 18.3%, to $44,135,000. Exports were 17.7% of gross revenues in 1994 versus 18.3% in 1993. International sales, comprised of all sales from the Company's operations in Europe, totaled $34,800,000.



     Total gross profit of $57,881,000 increased by $6,103,000, or 11.8%, from 1993. The increased gross profit was principally due to the Nobel/Profarmaco Acquisition and the Seal Sands Acquisition, and to sales increases in Health and Pharmaceuticals and Agricultural Intermediates and Additives. The gross profit as a percent of net revenues declined from 26.3% in 1993 to 24.0% in 1994. Without the Nobel/Profarmaco Acquisition, the gross profit percent would have been 23.0% in 1994. Loss of margin was principally due to sales price decreases and raw material price increases in the pyridine and related businesses, and higher manufacturing costs due to weather related problems in the first quarter 1994.


     Selling, general and administrative expenses as a percentage of net revenues was 12.9% in 1994, down from 14.9% in 1993. The 1994 expense of $31,216,000 was $1,930,000 (6.6%) above 1993. The increased operating expenses of the new acquisitions were mostly offset by reduced spending, including staff reductions, reduced legal costs, and lower environmental provisions.


     Periodically, the Company conducts a comprehensive review of its environmental and litigation issues, prepares estimates of the range of potential costs of each issue wherever possible, and adjusts the accruals for environmental contingencies as circumstances warrant. No additional environmental provision was recorded in 1994. The 1993 provision was $1,029,000. A discussion of such matters is included in the footnotes to the financial statements. A settlement with insurance companies relating to coverage of environmental remediation costs allowed the Company to recover $1,000,000 of legal expenses spent in 1993 and 1994, pursuing this recovery.



     Research and development expenses of $5,689,000 were 2.4% of net revenues in 1994, and represented a 2.6% decrease from 1993. Decreased spending at the Company's Harriman and Bayonne facilities was offset by increased spending at the Company's other domestic facilities and at the Company's newly acquired sites in England, Sweden and Italy. This was consistent with the Company's strategic focus on the Health and Pharmaceuticals and Specialty and Fine Chemicals product categories.



     The operating profit in 1994 increased 26.0% to $20,976,000 from $16,649,000 in 1993. The increased operating profits were due to the Nobel/Profarmaco Acquisition, and to cost reductions in selling, general and administration, and in research and development.



     Net interest expense of $4,581,000 in 1994 reflected an increase of $1,810,000 from 1993. The increase was due to financing activities of $138,000,000 necessary for the Seal Sands Acquisition and the Nobel/ Profarmaco Acquisition and higher interest rates.


     Other income in 1994 was $497,000 compared with other expense of $446,000 in 1993. The difference included 1994 currency gains at Profarmaco.

     The provision for income taxes for 1994 resulted in an effective rate of 34.1% versus 35.6% in 1993. The rate decreased due to the mix of income from international and domestic subsidiaries.

     The Company's net income increased 28.8% to $11,126,000 compared with a net income of $8,641,000 in 1993.

1993 COMPARED TO 1992


     Net revenues in 1993 increased $17,751,000 (9.9%) over 1992 as a result of including a full year of sales by Zeeland Chemicals, Inc. ("Zeeland"), the increased performance chemicals business due to the acquisition of a fiber optic gel business, and increased feed additive sales. The Health and Pharmaceuticals business declined in 1993.

     Health and Pharmaceuticals' revenues decreased $3,617,000 (6.1%) from 1992. The full year effect of the acquisition of Zeeland in March 1992 added $3,215,000 to this sales category. This category's performance was affected by decreases in the shipments of bulk pharmaceuticals from unusually high levels in 1992, and from reduced shipments of niacinamide (Vitamin B3) intermediates to the Asia-Pacific region due to economic problems and increased competition.

     Sales of cosmetic and toiletry related compounds represented $22,700,000, or 41%, of this category's 1993 revenues and were $200,000 higher than 1992. An increase of $1,200,000 in sales is due to products associated with the Zeeland acquisition. Sales of castor oil based personal care products totaled $8,900,000 in 1993 and were $700,000 lower than the prior year. Sales of pyridine based products totaled $6,200,000 in 1993 and were $300,000 lower than the prior year due to reduced demand in the Asia-Pacific region and competitive pressure in China.

     Sales of pharmaceutical intermediates represented $14,600,000, or 26%, of this category's 1993 revenues and were $300,000 higher than 1992. The increase is due to a variety of products associated with the Zeeland acquisition and an increase in x-ray contrast preparations. This increase was partially offset by decreases in pyridine based intermediates used in the pharmaceutical industry in Europe that were due to depressed economic conditions. The overall market for x-ray contrast drugs continues to grow as less toxic compounds are developed.

     Sales of bulk pharmaceuticals represented $9,700,000, or 18%, of this category's 1993 revenues and were $2,700,000 lower than 1992. The decrease was due to the unusually high 1992 sales caused by a disruption in the supply chain that resulted in distributors building excessive inventories. Sales were below normal levels in 1993 due to this inventory correction.

     Sales of Vitamin B3 and its chemical precursors represented $8,500,000, or 15%, of this category's 1993 revenues and were $1,400,000 lower than 1992. The Company's strategy to convert more of the intermediate into niacinamide (Vitamin
B3) produced increased sales of USP grade B3 offset by reduced sales of the intermediate. Overall sales were lower because of currency restrictions in China and depressed economic conditions in Europe.

     Revenues from Agricultural Intermediates and Additives increased by $2,033,000 (4.1%) over 1992. The increase was due to higher sales of organo-arsenical feed additives to the poultry industry and to increased shipments of a pyridine compound to a major herbicide producer. This category was negatively affected by the end of a contract for a herbicide intermediate in the fourth quarter 1992, and a decrease in export sales of pyridine derivatives.

     The sales of products used in the manufacture of herbicides and insecticides amounted to $22,800,000, or 45%, of this category's 1993 revenues and were down 12% from 1992. Sales of pyridine, the largest item in this group, were at the same level as 1992. The largest pyridine customer is Zeneca, Inc. who uses it in the manufacture of herbicides. The Company produces another major pyridine compound and is the exclusive supplier of this product to Dow Elanco who uses it in production of a herbicide. Sales of this compound increased 88% in 1993 due to Dow resuming normal ordering patterns after reducing their inventories in 1992. Sales of other pyridine derivatives in this category decreased 80% from 1992 due to high inventory positions in the Asia-Pacific region and reduced use of a wheat fungicide in Europe.

     The sales of animal additive products was $28,400,000, or 55%, of this category's 1993 revenues, up 23% from 1992. Sales of organo-arsenical feed additives increased 33% over the prior year due to a competitor stopping production, increased dosages by poultry producers, and increased poultry production in the U.S.

     Sales from Specialty and Fine Chemicals increased by $11,218,000 (29.8%). This increase included the effect of Zeeland for a full year of $5,957,000. Increases in this category included photographic chemicals, specialty additives, organic intermediates, specialty catalysts and custom manufactured products. The most significant improvement in this category was due to the expansion in production capabilities of a polymer used in instamatic film.

     Sales of photographic chemical products represented $13,700,000, or 28%, of this category's 1993 revenues and were $5,500,000 higher than 1992. The increase is due to a substantial increase in production capacity of a photochemical used as a polymer in instamatic film.

     Sales of specialty additive products represented $13,300,000, or 28%, of this category's 1993 revenues and were $3,500,000 higher than 1992. This increase is primarily attributable to sales of a chemical used in a fire retardant fiber and for cooling tower water treatments, and to sales of a product used as a cross linker for strengthening plastic.

     Sales of organic intermediate products represented $10,800,000, or 22%, of this category's 1993 revenues and were $1,800,000 higher than 1992. This increase is attributable to a wide variety of products used as chemical intermediates.

     Sales of catalyst chemical products represented $9,800,000, or 20%, of this category's 1993 revenues and were $1,400,000 higher than 1992. The increase is primarily attributable to a variety of products associated with the Zeeland acquisition.

     Performance Chemicals' sales increased $10,439,000 (51.1%) from 1992 due to increases in fiber optic cable gels and encapsulants to the telecommunications industry. The acquisition of a complementary fiber optic gel business in March 1993 contributed $8,900,000 in increased revenues. The encapsulant sales were 8% above 1992 primarily due to penetration of international markets.

     Coatings' revenues decreased $1,643,000 (8.9%) from 1992 primarily due to a tolling agreement for paint additives and corrosion inhibitors that ended in May 1993. Sales of castor oil derivatives were at the same level as 1992.

     Export and international sales decreased by $7,200,000, or 16.2%. Exports were 18.3% of gross revenues in 1993 versus 24.1% in 1992 due to lower export sales caused by poor economic conditions in Europe and payment problems in the Asia-Pacific region.


     Total gross profit of $51,778,000 increased by $5,742,000, or 12.5%, from 1992. The gross profit as a percent of net revenues improved from 25.7% in 1992 to 26.3% in 1993. The increased gross profit was due to an improvement in sales mix and the Company's continued effort to improve manufacturing costs and production processes.


     Selling, general and administrative expenses as a percentage of net revenues was 14.9% in 1993, down from 15.7% in 1992. The 1993 expense of $29,286,000 was $1,085,000 (3.8%) above 1992, due to the full year effect of the Zeeland acquisition and the costs of establishing a sales office in Hong Kong. Bonus payments to employees declined by 40% to $1,700,000 in 1993 based on a formula using year-to-year changes in net income and return on investment achieved.

     Periodically, the Company conducts a comprehensive review of its environmental and litigation issues, prepares estimates of the range of potential costs of each issue wherever possible, and adjusts the accruals for environmental contingencies as circumstances warrant. An environmental provision of $1,029,000 was recorded in 1993 attributable to activity in a number of pending environmental matters; $1,747,000 was recorded in 1992.

     Research and development expenses of $5,843,000 were 3.0% of net revenues in 1993, and represented a 44.4% increase over 1992. The increase of $1,797,000 in 1993 was largely due to the commitment to develop new products and processes to ensure future growth in profitability. This commitment will continue in the future.

     The operating profit in 1993 increased 20.7% to $16,649,000 from $13,789,000 in 1992. The increased operating profits were due to increased sales and gross margin, partially offset by the increases in research and development spending.

     Net interest expense of $2,771,000 in 1993 reflected an increase of $334,000 from 1992. The increase was due to higher borrowings in order to finance acquisition activity and the capital program.

     Other expense in 1993 was $466,000 compared with other expense of $1,054,000 in 1992. The decrease was due to a 1992 provision of $553,000 for the write-off of a receivable.

     The provision for income taxes for 1993 resulted in an effective rate of 35.6% versus 39.5% in 1992. The rate decreased due to the realization of the benefit of tax planning strategies.

     The Company's net income increased 38.7% to $8,641,000 compared with a net income of $6,230,000 in 1992.

1992 COMPARED TO 1991


     Net revenues in 1992 increased $34,952,000 (24.2%) as a result of the acquisition of Zeeland in March 1992, increased revenues from the 1991 acquisition of Salsbury Chemicals, Inc. ("Salsbury") included for a full year, and price increases. The increased revenues were partially offset by declines in coatings business volume.


     Health and Pharmaceuticals' revenues increased $20,783,000 (54.1%) over 1991. The acquisition of Zeeland added $11,264,000 to this sales category with sales of intermediates for cough and cold preparations and pharmaceuticals, a reagent in the manufacture of antibiotics for respiratory infections, and a food additive for soft drinks. The full year effect of Salsbury added $9,404,000 to sales.

     Sales of cosmetic and toiletry related compounds represented $22,500,000, or 38%, of this category's 1992 revenues and were $5,200,000 higher than 1991. An increase of $3,400,000 is attributable to a variety of products associated with the Zeeland acquisition. The remaining increase of $1,800,000 is primarily attributable to increases in castor oil based personal care products and pyridine based products. Sales of castor oil based personal care products totaled $9,600,000 in 1992 and were $600,000 higher than the prior year due to increased market penetration. Sales of pyridine based products totaled $6,500,000 in 1992 and were $1,200,000 higher than the prior year due to increasing use of pyridine in cosmetic applications.

     Sales of pharmaceutical intermediates represented $14,300,000, or 24%, of this category's 1992 revenues and were $8,700,000 higher than 1991. An increase of $7,400,000 is attributable to a variety of products associated with the Zeeland acquisition. The remaining increase of $1,300,000 is primarily attributable to increased sales due to the July 1991 acquisition of Salsbury.

     Sales of bulk pharmaceuticals represented $12,400,000, or 21%, of this category's 1992 revenues and were $7,800,000 higher than 1991. The increase was due to the inclusion of the first full year associated with the Salsbury acquisition.

     Sales of Vitamin B3 and its chemical precursors represented $9,900,000, or 17%, of this category's 1992 revenues and were $1,000,000 lower than 1991. That decrease is attributable to the Company's decision to devote limited production capacity to other products with higher profit margins.


     Revenues from Agricultural Intermediates and Additives increased by $13,222,000 (36.8%) over 1991. The Salsbury acquisition, which occurred in July 1991, contributed $7,605,000 of the increased sales. Another factor in the increased sales was the renewal of a contract (which had been terminated in 1990) for the manufacture of a herbicide intermediate by the Company's facility in Delaware Water Gap, Pennsylvania. This contract was completed in November 1992. The sales of feed grade Vitamin B3 also increased both in terms of volume and in price.



     The sales of products used in the manufacture of herbicides and insecticides amounted to $26,000,000, or 53%, of this category's 1992 revenues. Sales of pyridine, the largest item in this group, declined 4% from 1991 levels primarily due to the increasing requirements for the manufacture of pyridine derivatives. The bulk of the pyridine sales are to Imperial Chemical Industries PLC (ICI) who uses it in the manufacture of its widely used herbicides Gramoxone(R) and Diquat(R). Another major component of this product category is 2-cyanopyridine. The Company is the exclusive supplier of this product to Dow Elanco who uses it in production of the herbicide Tordon(R). The sales of 2-cyanopyridine declined 10% in 1992 due to Dow holding an unusually high level of inventory at the end of 1991. Sales for pyridine derivatives in this category grew by

58% over 1991 due to increased sales to Europe and China. The derivatives are used in new rice herbicides and wheat fungicides and as a cotton growth regulator.



     The sales of animal feed additive products was $23,100,000, or 47%, of this category's 1992 revenues. Sales of feed grade Vitamin B3 and its chemical precursors increased 34% from 1991. The Company has a program to increase its capacity to produce niacinamide (Vitamin B3) thereby increasing sales and improving its market position, and reducing sales of the chemical precursors. Sales of organo-arsenical feed additives substantially increased over the prior year due to a full year of sales from Salsbury plus increased market penetration by the Company's customer, A.L. Laboratories, the sole marketer of such products.


     Sales from Specialty and Fine Chemicals increased by $9,738,000 (34.9%) mainly due to the Zeeland acquisition which contributed $11,482,000 to this total. The major Zeeland products include products for the photographic industry, catalysts, organic intermediates and specialty additives.

     Sales of organic intermediate products represented $9,000,000, or 24%, of this category's 1992 revenues and were $2,400,000 lower than 1991. This decrease is attributable to increased competition by offshore companies and a strategic decision not to sell in certain markets at depressed prices.

     Sales of specialty additive products represented $9,800,000, or 27%, of this category's 1992 revenues and were $3,600,000 higher than 1991. The increase is attributable to sales related to the acquisitions of Zeeland and Salsbury.

     Sales of catalyst products represented $8,400,000, or 22%, of this category's 1992 revenues and were $3,500,000 higher than 1991. That increase is primarily attributable to a variety of products associated with the Zeeland acquisition.

     Sales of photographic chemical products represented $8,200,000, or 22%, of this category's 1992 revenues and were $4,800,000 higher than 1991. That increase is primarily attributable to a variety of products associated with the Zeeland acquisition. Zeeland is the key supplier of a photochemical to a major film manufacturer and plans to increase production capacity for that product during 1993.


     Performance Chemicals' sales decreased $583,000 (2.8%) from the prior year. Sales of encapsulant products declined approximately 3% from 1991 reflecting a continued decline in the use of copper cables in the telecommunications sector, but rebuilding after Hurricane Andrew in Florida and Louisiana helped to reduce the decline. Pricing of encapsulants, however, was slightly better than in 1991.


     Coatings' revenues decreased $8,577,000 (31.6%) from 1991 due to the withdrawal of rheological additive products and mercury biocides in 1991. Castor oil based products sold in this category increased due to sales to the construction and automotive industries.

     Export and international sales increased by $7,110,000, or 19.0%. Exports were 24.1% of gross revenues in 1992 versus 24.9% in 1991 due to lower export percentages from Zeeland and Salsbury than the overall Cambrex average. The increased export activity was attributable to Zeeland, which exported $4,500,000 in 1992 (mostly to Europe), and higher pyridine derivative sales to the Far East and Europe.

     Total gross profit of $46,036,000 increased by $19,710,000, or 74.9%, from the 1991 level. The gross profit as a percent of net revenues improved from 18.2% in 1991 to 25.7% in 1992. The improved gross profit was due to the increased sales of higher margin products, lower cost of major raw materials, and a $4,000,000 charge in 1991 for obsolete and off specification inventories and the related waste disposal costs for products manufactured at the Bayonne, New Jersey facility.

     Selling, general and administrative expenses as a percentage of net revenues was 15.7% in 1992, consistent with 1991. The 1992 expense of $28,201,000 was $5,458,000 above 1991, due to the addition of Salsbury and Zeeland, and the cost of bonus payments to management and to other employees in 1992 of $2,800,000.

     Periodically, the Company conducts a comprehensive review of its environmental and litigation issues, prepares estimates of the range of potential costs of each issue, where it can be estimated, and adjusts the accruals for environmental contingencies as circumstances warrant. An environmental provision of $1,747,000 was recorded in 1992 attributable to activity in a number of pending environmental matters. The 1992 provision compares favorably with that of the prior year which included a $2,538,000 provision related to estimated remediation costs for a particular site.


     Research and development expenses of $4,046,000 were 2.3% of net revenues in 1992, and represent the same percentage as 1991. The increase of $767,000 in 1992 was largely due to the Zeeland acquisition and a full year of operations at Salsbury. Spending by all the Company's other businesses was comparable to 1991 levels.


     Operating profit in 1992 was $13,789,000 compared to $304,000 in 1991. The increased operating profit was due to the improved gross profit, partially offset by higher selling, general and administrative expenses and research and development expenses.

     Net interest expense of $2,437,000 in 1992 reflected a decrease by $94,000 from 1991. The lower average interest rate, based on better terms in the credit agreement negotiated in February 1992 and lower market rates, offset higher average loan balances in 1992, relating to acquisition activities.

     Other expense in 1992 was $1,054,000 compared with other income of $2,279,000 in 1991. The key item in 1992 was a $553,000 provision for the potential write-off of an other receivable related to a product previously manufactured by Cambrex for a specific customer in prior years. The 1991 other income consisted primarily of $2,758,000 which represented the elimination of the remaining balance of a $3,400,000 accrual previously established in connection with the sale of certain product lines in 1990.

     In 1992, the Company reported net income of $6,230,000 compared with a net income of $31,000 in 1991.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flow from operations was $3,920,000 for the first quarter 1995 compared with $1,958,000 in the first quarter 1994. The increase in cash flow is primarily due to increased earnings and additional depreciation and amortization.

     Net cash flow from operations was $27,429,000 for December 31, 1994 compared with $16,390,000 in 1993. The increase in cash flow was primarily due to increased earnings and additional depreciation.


     The Company has budgeted $35,000,000 for capital expenditures in 1995. Capital expenditures were $8,131,000 in the first quarter 1995 as compared to $3,861,000 in the first quarter 1994. The largest expenditures in the first quarter 1995 were for (1) continued construction of a new facility at the Salsbury site in Charles City, Iowa to increase production levels for several products and to generate steam, and (2) a facility at Nobel in Karlskoga, Sweden to increase capacity for pharmaceutical intermediates.



     Capital expenditures were $20,825,000 in 1994, $15,535,000 in 1993, and
$9,133,000 in 1992. The largest expenditures in 1994 were for (1) a new facility at the Salsbury site in Charles City, Iowa, to increase production levels for several products and to generate steam; and (2) a new facility at the Zeeland site in Zeeland, Michigan, to manufacture a cough suppressant intermediate for a major customer.



     An additional amount of $126,000,000 was used in 1994 to consummate the Nobel/Profarmaco Acquisition on October 12, 1994 and $7,400,000 was used to consummate the Seal Sands Acquisition on January 31, 1994.



     On September 21, 1994, the Company entered into the $225,000,000 Credit Agreement with a syndicate of lenders (the "Banks") and with NBD Bank, N.A., as Agent. The Credit Agreement provides for (i) a one-year $50,000,000 bridge loan, due October 11, 1995; (ii) a $75,000,000 term loan, with mandatory $1,000,000 quarterly payments until September 30, 1997 and mandatory quarterly payments of $3,938,000 for each quarter thereafter until September 30, 2001; and (iii) a $100,000,000 revolving credit facility, due October 11, 1997. The revolving credit facility will be extended for successive two-year periods subsequent to October 11, 1997 unless either the Company or the Banks elect not to so extend the facility.

     On October 11, 1994, the Company borrowed $32,200,000 and L4,265,000 under the Credit Agreement to repay all of its obligations under a prior loan agreement and the prior loan agreement was terminated. On October 12, 1994, the Company borrowed $126,000,000 under the Credit Agreement, including all of the $50,000,000 Bridge Loan and all of the $75,000,000 seven-year term loan, to finance the Nobel/Profarmaco Acquisition. On October 31, 1994, the Company borrowed $4,150,000 under the Credit Agreement to retire a variable rate Industrial Development Revenue Bond relating to its manufacturing facility in Zeeland, Michigan. The net proceeds of the Offering, together with other funds, will be used to repay the Bridge Loan. See "Use of Proceeds."


     The Credit Agreement permits the Company to choose from various interest rate options and to specify the portion of the borrowing to be covered by each interest rate option. In addition, the Credit Agreement permits the Company to borrow in most major currencies.

     The Company had undrawn borrowing capacity of approximately $46,500,000 and $55,600,000 under the Credit Agreement as of March 31, 1995 and December 31, 1994, respectively, which can be used for general corporate purposes, including the repayment of the Bridge Loan. Management is of the opinion that these amounts, together with other available sources of capital, are adequate for meeting the Company's financing and capital requirements.

     During the first quarter of 1995, the Company declared a cash dividend of $0.05 per share, and in 1994, the Company paid cash dividends of $0.20 per share.


     The Company buys materials and sells products in a variety of currencies, and owns property in various parts of the world. Its results are, therefore, impacted by changes in the relative value of currencies in which it deals. Prior to the Nobel/Profarmaco Acquisition, this risk was not considered to be significant and the Company had no formal program to mitigate it. Since the Nobel/Profarmaco Acquisition, the potential impact of changes in relative currencies' values has increased significantly. The Company has begun to put in place a process to monitor and control such exposures. Until the formal system is complete, management is monitoring for identifiable exposures and taking action where appropriate.


ENVIRONMENTAL

     The Company maintains environmental and industrial safety and health compliance programs at its plants, and believes that its manufacturing operations are in general compliance with all applicable safety, health and environmental laws.


     Beginning in 1990, CasChem, Inc. ("CasChem"), one of the Company's subsidiaries, was the subject of an investigation by the Environmental Protection Agency and the Federal Bureau of Investigation concerning the handling, storage, and disposal of hazardous wastes. During 1994, a settlement was reached wherein that subsidiary pleaded guilty to the unpermitted storage of one drum of hazardous waste and the payment of a $1 million fine, which was paid in January 1995. As a related liability had been previously established, the resolution of this matter has had no effect upon the results of operations in 1994.


     Through the activities of its predecessors and third parties in connection with the handling and disposal of hazardous and other wastes, the Company has in the past and may in the future become liable, irrespective of fault, for certain site remediation costs under federal and state environmental statutes. For further information concerning such environmentally related contingencies, see the notes to the consolidated financial statements of the Company included elsewhere herein and "Business -- Legal Proceedings."

     The resolution of such matters often spans several years and frequently involves regulatory oversight and/or adjudication. Additionally, many remediation requirements are not fixed and are likely to be affected by future technological, site and regulatory developments. Consequently, the ultimate extent of liabilities with respect to such matters as well as the timing of related cash disbursements cannot be determined with certainty. However, management is of the opinion that while the ultimate liability resulting from these matters may have a material adverse effect upon the results of operations in any given year, they will not have a material adverse effect upon the Company's liquidity nor its financial position.

IMPACT OF RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standard No. 112 "Employer's Accounting for Postemployment Benefits" (SFAS 112) requires the recognition on an accrual basis of all types of postemployment benefits provided to former or inactive employees subsequent to employment but before retirement. The Company currently provides limited benefits in this regard and adopted SFAS 112 effective January 1, 1994. The net effect upon 1994 pretax operating results and the related annual expense was immaterial. The Company does not anticipate significant increases in the annual expense related to SFAS 112.

                                    BUSINESS

     Cambrex Corporation, in business since 1981, manufactures a broad line of specialty and fine chemicals for a wide variety of end use markets. The Company's operations are conducted in five product categories: (i) Health and Pharmaceuticals; (ii) Specialty and Fine Chemicals; (iii) Agricultural Intermediates and Additives; (iv) Performance Chemicals; and (v) Coatings. During the first quarter of 1995, over 72% of the Company's gross revenues were attributable to sales of products in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories, and over 34% of its gross revenues consisted of sales made outside the United States. The Company's products are manufactured at seven facilities located in the United States and three facilities located in Europe.


     Since 1990, when the Company substantially strengthened its management team, Cambrex has sought to optimize returns from its existing businesses while identifying and capitalizing on new business opportunities within its diverse product categories that offer the most favorable prospects for growth. The Company is currently focused on opportunities for growth in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories, which the Company believes offer opportunities to manufacture and sell higher margin products. In January of 1994, the Company completed the Seal Sands Acquisition and in October of 1994, it completed the Nobel/Profarmaco Acquisition, thereby substantially expanding its Health and Pharmaceuticals and Specialty and Fine Chemicals businesses. The Company believes that the continuation of a variety of recent trends, including an increase in outsourcing by chemical and pharmaceutical companies, will impact these product categories favorably. In addition, increased use of generic drugs and certain demographic factors are expected to enable the Company to expand its sales of bulk actives and pharmaceutical intermediates for use in prescription and over-the-counter pharmaceuticals. The Company also believes that the Nobel/Profarmaco Acquisition offers it important growth opportunities in these categories by increasing its market presence in Europe, thereby positioning it to increase sales of its products outside of the United States.


     Since 1990, the Company has experienced significant growth in sales and earnings, due primarily to acquisitions, productivity enhancements and new product developments. The Company's net revenues for the year ended December 31, 1994 were approximately $242 million, and have grown since 1990 at a CAGR of approximately 13%. The Company's net income for the year ended December 31, 1994 was approximately $11 million, and has grown by at least 25% each year since 1990.


OPERATING STRATEGIES


     The Company's objective is to be a leading provider of specialty chemicals in a wide variety of niche markets in which its technical expertise, manufacturing capabilities and strong customer relationships provide a competitive advantage. The Company also seeks to increase its profitability through its productivity enhancement program. Strategies that are important to the Company's achievement of these objectives include:

     - Niche Markets. The Company generally focuses on products that have the potential to generate sales volume of up to $10 million and that require a high degree of technical expertise. The Company believes that the sales volume associated with these kinds of products, combined with the need to tailor many of them to the requirements of specific customers, make such products unattractive to many larger chemical companies, thus reducing competition and making such products candidates for outsourcing. The Company manufactures over 450 products, of which more than 250 are Health and Pharmaceuticals or Specialty and Fine Chemicals products.


     - Technical Expertise. The Company believes that its high level of expertise in a variety of areas of chemistry as well as in process engineering enables it to handle complex, technical product formulation and manufacturing problems for its customers. As part of its niche market strategy, the Company seeks to develop core technologies that enable it to achieve a leading market position and favorable profit margins. The Company believes that its ability to tailor products to customers' specifications and its flexible manufacturing operations, which enable it to produce batches ranging in size from a few kilograms to several thousand kilograms, are important competitive factors.

     - Quality Manufacturing. The quality of the Company's products is often critical to the performance of its customers' products. As a result, the Company believes that its customers are generally less concerned with price than with contracting with manufacturers who offer a reliable and high quality source of supply. The Company believes that it has a reputation among industry participants as a high quality manufacturer capable of meeting the rigorous process required to comply with the Food and Drug Administration (the "FDA") current Good Manufacturing Practices ("cGMP") standards and to ensure that its products meet customers' own stringent requirements. The Company believes that the long lead time required for the successful development and approval of new products, and the complexity of the processes involved, are significant sources of stability in the Company's relationships with its customers.



     - Customer Relationships. The Company believes that its technical expertise, manufacturing flexibility and customer support capabilities have enabled it to foster strong relationships with many of its customers. The Company's customers include some of the world's leading drug and chemical companies, including A.L. Laboratories, AT&T, Dow Elanco, Hoechst Celanese, Hoffman-LaRoche, Mylan Laboratories, Polaroid, Procter & Gamble and Zeneca. The Company believes that these relationships provide significant opportunities to cross-sell its products and to expand its reputation within its target markets.


     - Productivity Enhancements. The Company has an ongoing cost-saving and productivity program, which includes yield improvement, the discontinuation of unprofitable or low margin product lines and, where appropriate, rationalization of the Company's workforce. These initiatives already have yielded significant cost savings.


     The Company operates its businesses on a decentralized basis. It has ten operating companies: CasChem; Heico Chemicals, Inc., a division of CasChem ("Heico"); Cosan Chemical Corp. ("Cosan"); Nepera; The Humphrey Chemical Co., Inc. ("Humphrey"); Salsbury; Zeeland; Seal Sands Chemicals Limited ("Seal Sands"); Profarmaco; and Nobel. Each of these operating companies has substantial operating autonomy. The Company believes that this structure enables it better to service its customers by responding more quickly to their needs.



     The Company seeks to achieve in a number of ways the benefits associated with more centralized organizational structures. Cambrex's management works with the general managers of the operating companies to establish strategic and profit objectives, and carefully monitors their progress in achieving them. Cambrex's management also provides key business functions, including accounting and finance, human resources and legal services. Further organizational coordination is achieved through the use of formal and informal teams that facilitate activities such as research and development and purchasing. The Company seeks to foster a culture of customer service through its total quality management program. Moreover, to further encourage collaboration and cooperation among its operating companies, the Company bases the incentive compensation of its operating companies' general managers partly on the performance of the entire Company.


GROWTH STRATEGY

     INTERNAL GROWTH


     The Company seeks to achieve revenue and earnings growth by identifying and capitalizing on favorable trends in the markets it serves. The Company believes that its most attractive current opportunities for growth are in its Health and Pharmaceuticals and Specialty and Fine Chemicals businesses. The Company's primary plans for growth include:



     - Focused Product Development. A significant portion of the Company's efforts to expand sales are focused on product development. The Company's marketing and technical personnel work in tandem to identify new product opportunities with existing or potential customers that draw upon the Company's strength in a particular area of chemistry or in process engineering. Product development and marketing activities focus on three distinct areas: (i) adaptation of the Company's chemical processes and manufacturing facilities to custom manufacture products to a single customer's specifications; (ii) finding new applications and markets for existing product lines; and (iii) refining existing chemical processes to generate new products. The Company seeks to minimize the risks inherent in product development by targeting projects that require relatively small capital outlays to develop products for identified customers or markets on a long-term basis consistent with the Company's profit objectives. The Company believes that the relatively large number of ethical drugs whose patents will expire in the next several years will provide one fertile source of new product opportunities for the Company.


     - Market Opportunities. The Company believes that industry trends within various markets may present particular opportunities in the next several years to increase sales in several of its product areas. The most general of such trends is the aging of the American population, which may be expected to increase demand for health care products and thus support the long-term growth of the health and pharmaceuticals industry. An additional trend that may contribute to increased sales of the Company's Health and Pharmaceuticals products is the growth in demand for generic drugs. For reasons of cost-effectiveness, managed-care and other health care providers increasingly prefer the prescription of generics, which typically are priced at discounts of 50% or more in comparison to their branded counterparts. The Company had gross revenues of $24 million in 1994 (or 11% of gross sales) attributable to its manufacture of bulk active ingredients for use in generic drugs. Lastly, the Company also believes it is well positioned to benefit from the growing practice among some large chemical and pharmaceutical companies of "outsourcing," i.e., contracting out the manufacture of components of a final branded product. See "-- Principal Products -- Health and Pharmaceuticals -- Industry Factors" and "-- Principal Products -- Specialty and Fine Chemicals -- Industry Factors."



     - Capacity Expansion. The Company's plans to increase sales will require continued investing in capacity expansions for key product lines currently operating at or near full capacity, and making other capital expenditures designed to improve the quality of its products. The Company's current major capacity expansion projects include a new plant at Salsbury's Charles City, Iowa site, which will expand the Company's capacity for production of Specialty and Fine Chemicals and generic bulk active products. In 1993 and 1994, prior to their acquisition by the Company, Nobel and Profarmaco made an aggregate of $7 million and $10 million of capital expenditures, respectively, principally to upgrade their facilities and expand capacity. The Company anticipates making an aggregate of an additional $15 million of capital expenditures for Nobel and Profarmaco during 1995. Of the Company's projected expenditures of $35 million in 1995, $24 million are for capacity expansions and processing improvements designed to increase the consistency and performance of the Company's products and $4 million will be dedicated to environmental improvements.


     - Internal Synergies. The Company believes its acquisitions create opportunities for operating synergies among its operating companies in the form of technology sharing, backward integration of sources of supply, and cross-selling that have the potential to increase revenues and profitability. Technology sharing takes a number of forms, ranging from informal consultations between technical personnel to solve manufacturing process and product formulation problems for customers, to Profarmaco's recent provision of assistance to Salsbury in designing Salsbury's new manufacturing facility to meet cGMP standards. The Company is also beginning to take advantage of opportunities for backward integration of its product lines. For example, the Company expects that in the near future, Salsbury's sulfapyridine product will utilize aminopyridine produced at Seal Sands, which in turn will utilize pyridine manufactured by Nepera.

     EXTERNAL GROWTH

     Historically the Company has achieved growth principally through acquisitions, completing five acquisitions over the past five years.


     - Nobel/Profarmaco. On October 12, 1994, the Company acquired Nobel and Profarmaco from Akzo Nobel A.B. for approximately $126 million. Nobel/Profarmaco manufactures fine chemical intermediates and bulk active ingredients for pharmaceuticals products. The business is conducted through Nobel in Karlskoga, Sweden, Profarmaco in Milan, Italy and sales companies located in Germany, England and the United States. The Company believes that the Nobel/Profarmaco Acquisition offers it important growth opportunities in its Health and Pharmaceuticals and Specialty and Fine Chemicals product categories and increases the Company's market presence in Europe, thereby positioning it to increase sales of its products outside of the United States.

     - Seal Sands. On January 31, 1994, the Company purchased substantially all of the assets of the fine chemicals business of Hexcel Chemical Products Limited operated out of Middlesbrough, England, for a purchase price of approximately $7.4 million and the assumption of $2.1 million in certain current liabilities. This business, now conducted as Seal Sands, manufactures chemical intermediates used in the pharmaceutical, photographic, water treatment, health care and plastics industries.

     - Zeeland. On March 31, 1992, the Company acquired substantially all of the assets of the fine chemicals business of Hexcel Corporation operated out of Zeeland, Michigan for a purchase price of approximately $20 million and the assumption of certain liabilities. This business, conducted as Zeeland, manufactures synthetic organic chemicals for the pharmaceuticals, food additive, photographic, agricultural, personal care and plastics industries.

     - Salsbury. On July 1, 1991, the Company purchased substantially all the assets of the chemicals business of Solvay Animal Health, Inc., located in Charles City, Iowa, for a purchase price of approximately $12.3 million. This business, now conducted as Salsbury, manufactures custom and fine chemicals, as well as pharmaceutical intermediates, generic pharmaceuticals, animal feed additives, and photographic and polymer chemicals.


     The Company will continue to review opportunities for expansion through the acquisition of businesses that have product lines and technology complementary to those of the Company and that have substantial positions in niche markets. The Company generally looks for acquisition candidates that are compatible with the Company's operating structure and existing businesses, that can contribute immediately to the Company's profitability and that will meet the Company's financial return criteria.


PRINCIPAL PRODUCTS

     The following table sets forth for the periods indicated information concerning gross revenues from the Company's five product categories.


                                       THREE
                                      MONTHS                         YEARS ENDED DECEMBER 31,
                                       ENDED      ---------------------------------------------------------------
                                     MARCH 31,     PRO FORMA
                                       1995         1994(1)     1994(2)   1993(3)     1992(4)    1991      1990
                                    -----------   -----------   -------   -------     -------   -------   -------
                                                                   (IN THOUSANDS)
                                           (UNAUDITED)
Health and Pharmaceuticals.........   $47,322      $ 149,299    $74,163   $55,550(5)  $59,167   $38,384   $29,144
Specialty and Fine Chemicals.......    22,020         79,964     66,548    48,841      37,623    27,885    23,153
Agricultural Intermediates and
  Additives........................    15,306         59,751     59,751    51,153      49,120    35,898    33,107
Performance Chemicals..............     7,220         31,769     31,769    30,880      20,441    21,024    20,960
Coatings...........................     4,210         17,452     17,452    16,884      18,527    27,104    32,009


- ---------------
(1) The pro forma information gives effect to the Nobel/Profarmaco Acquisition and the Seal Sands Acquisition as if such transactions had occurred on January 1, 1994. See "Pro Forma Combined Financial Information."

(2) Revenues from the Seal Sands Acquisition, in January 1994, and the Nobel/Profarmaco Acquisition, in October 1994, are included from the date of acquisition.

(3) Revenues from Viscosity Oil's fiber optic gel business, acquired in March 1993, are included from the date of acquisition.

(4) Revenues from Zeeland, acquired in March 1992, are included from the date of acquisition.

(5) Decreases from 1992 to 1993 in gross revenues in the Company's Health and Pharmaceuticals product category resulted from unusually high sales of a bulk pharmaceutical in 1992, and from reduced shipments of niacinamide (Vitamin B3) intermediates to the Asia-Pacific region due to economic problems and increased competition.

     HEALTH AND PHARMACEUTICALS

     The Company manufactures and sells chemicals used in many applications within the Health and Pharmaceuticals industry. Products in the Health and Pharmaceuticals category are generally complex chemical compounds that make significant contributions to the functionality of the finished product while representing a small portion of its cost. In addition, the Company's bulk active and specialty intermediate products generally command higher prices and provide higher margins than the Company's other products.

     This category consists of four principal product groups:

     - Bulk actives -- Bulk actives are chemical entities utilized as the active ingredients in over-the-counter and prescribed medications such as tranquilizers, anti-inflammatories, diuretics and cardiovascular prescriptive drugs. 5-aminosalicylic acid, used in drugs to treat ulcerative colitis, is an example of these types of products. Bulk actives accounted for 33% of the Company's total gross revenues in the Health and Pharmaceuticals product group during 1994.

     - Pharmaceutical intermediates -- Pharmaceutical intermediates are intermediates that are converted into active ingredients primarily utilized in over-the-counter medications. 5-nitro isophthalic acid, an intermediate designed for production of X-ray contrast products, is an example of these types of products. Pharmaceutical intermediates accounted for 33% of the Company's total gross revenues in the Health and Pharmaceuticals product group during 1994.

     - Cosmetic and toiletry related compounds -- Cosmetic and toiletry related compounds are compounds utilized in the formation of cosmetics and toiletries, such as facial creams, soaps and shampoos. Examples include specialty castor oil derivatives that impart "feel" to cosmetic creams. These products accounted for 27% of the Company's total gross revenues in the Health and Pharmaceuticals product group during 1994.

     - Vitamins -- The Company produces Vitamin B3 and its chemical precursors. These products accounted for 7% of the Company's total gross revenues in the Health and Pharmaceuticals product group during 1994.

     The Company generally focuses on developing and marketing Health and Pharmaceuticals products that have the potential to generate sales volume of up to $10 million and that require a high degree of technical expertise. The Company manufactures over 140 Health and Pharmaceuticals products and sells them to a diverse group of more than 900 customers. The Company is currently expanding its Salsbury and Karlskoga facilities to allow increased ability to manufacture Health and Pharmaceuticals products.


     Many of the Company's Health and Pharmaceuticals products must be manufactured under the FDA's cGMP standards and otherwise require extensive quality control procedures. Each of the six facilities at which the Company manufactures bulk pharmaceuticals and related products is periodically subjected to inspections to ensure continued compliance with applicable FDA regulations. The Company believes that it has a reputation as a high-quality manufacturer whose products are capable of meeting these regulatory standards and its customers' own stringent requirements.


     Gross revenues attributable to Health and Pharmaceuticals products during fiscal 1992, 1993 and 1994 were $59 million, $56 million and $74 million, respectively, representing 32%, 27% and 30%, respectively, of the Company's total gross revenues. During 1994, $16.5 million of the Company's sales in this product category were attributable to the Nobel/Profarmaco Acquisition.

     Products and Customers. The Company's major Health and Pharmaceuticals products, principal applications for these products and representative customers include the following:


                                                                       REPRESENTATIVE
          PRODUCTS                      APPLICATIONS                      CUSTOMERS
- -----------------------------   -----------------------------   -----------------------------
Cyclohexenylethylamine;         Back pain remedies; Colitis     Chelsea Labs; Ciba Geigy;
5-nitroisophthalic acid;        treatment; Dextromethorphan     Hoffman-LaRoche;
Magnesium salicylate;           (the active ingredient in       Mallinckrodt; Mutual
Mesalamine; Niacinamide; N,     cough suppressants); Food       Pharmaceutical; Mylan
  N-dimethylaminopyridine;      starch modifier; Ketone         Laboratories; National
Octenyl succinic anhydride;     reducing agent; Vitamin B3;     Starch; Olin; Procter &
Para methoxyphenylacetic        X-ray contrast media; Zinc      Gamble; Schering Plough;
acid; Pyridine;                 omadine (the active             Solvay
Sulfasalazine; Vitride(R)       ingredient in anti-dandruff
                                shampoos)

     The Company believes that its technical expertise, manufacturing flexibility and customer support capabilities have enabled it to foster strong relationships with many of its customers, including some of the customers listed above. The Company believes that these relationships provide significant opportunities to cross-sell its products and to expand its reputation within its target markets.


     Industry Factors. The Company is currently focused on opportunities for growth in its Health and Pharmaceuticals product category, where the Company believes it may benefit in the future from the effects of the continuation of certain recent industry-wide trends.



     The most general of such trends is the aging of the American population, which may be expected to increase demand for health care products and thus support the long-term growth of the health and pharmaceuticals industry.



     A second industry trend that may contribute to increased sales of the Company's Health and Pharmaceuticals products is the growth in demand for generic drugs. For reasons of cost-effectiveness, managed care and other health care providers increasingly prefer the prescription of generics, which typically are priced at discounts of 50% or more in comparison to their branded counterparts. Industry analysts expect generics soon to represent approximately two-thirds of all prescriptions written in the U.S., as compared to 40% in 1993 and 23% in 1980. The U.S. Commerce Department estimates an expansion of the generics market to more than $21 billion in 1995, from less than $5 billion in 1989. The Company expects the market for generic drugs to be fueled through 2002 by the expirations of patents covering branded pharmaceutical products with aggregate annual sales of over $15 billion.



     The Company also believes itself to be well positioned to benefit from the growing practice among some large drug companies of "outsourcing," i.e., contracting out the manufacture of intermediates. The Company believes that demand for outsourcing is growing among major pharmaceutical companies as such companies, under pressure to reduce costs and to comply with the proliferation of complex regulatory restrictions, conclude that their core competencies lie in the area of discovery and marketing, rather than manufacturing. The Company believes that outsourcing may be especially attractive to those pharmaceutical companies that have chosen to limit capital and research and development commitments. In addition, many new pharmaceutical products have a much narrower target market, resulting in high value, low volume products. The production of the active materials in such products may not occupy a drug producer's facility for the full year, thereby increasing the attractiveness of outsourcing. The Company believes that its technical expertise and strong regulatory compliance program enable it to serve such customers by producing a new product in each of its developmental stages, thus minimizing the customer's exposure during the drug's development.


     SPECIALTY AND FINE CHEMICALS

     The Company manufactures chemicals for sale to various industrial, electronic and consumer product manufacturers. These products are generally high priced, small volume complex chemical compounds that contribute a specific functionality to the end use product into which they are incorporated. The manufacturing process for most of these products normally requires expertise in a particular chemical technology, thereby enabling the Company to capitalize on its high level of expertise in a variety of areas of chemistry as well as in process engineering across a broad spectrum of chemical applications. The Company believes that its ability to tailor products to customers' specifications and its flexible manufacturing applications, which enable it to produce batches ranging in size from a few kilograms to several thousand kilograms, are important competitive factors in this product category.

     The Specialty and Fine Chemicals category consists of four principal product groups:


     - Specialty additives -- Specialty additives typically are used in small volumes to add a specific property or to promote certain reactions in the production of large volume products. Examples of these products include 1,1,1-tris (p-hydroxyphenyl) ethane ("THPE") and sodium p-sulfophenylmethallyl ether ("SPME"). THPE is used as a cross linking agent to improve the performance of polycarbonate resins. These resins find use in rigid extrusion and blow-molded applications, such as shatterproof window panes. SPME is used as a dye receptor in acrylic fibers for textile applications. Specialty additives accounted for 45% of the Company's total revenues in the Specialty and Fine Chemicals product category in 1994.

     - Organic intermediates -- Organic intermediates are used for the production of specialty chemical products. Examples of these products include 4,4-dichlorodiphenyl sulphone, which is used to make polymers for industrial and electronic applications and potassium diphenyl sulphone sulphonate, a flame retardant product for use in polycarbonate manufacturing. Organic intermediates accounted for 20% of the Company's total revenues in the Speciality and Fine Chemicals product category in 1994.


     - Photographic chemicals -- Photographic chemicals are fine inorganic chemicals utilized in a variety of photographic applications, including the manufacture of color print film and instant film. Sales of these products accounted for 17% of the Company's total revenues in the Specialty and Fine Chemicals product category in 1994.

     - Catalysts -- Catalysts are used to promote specific controlled chemical reactions. Examples of these products include catalysts used in sealant and caulking compounds. Catalysts accounted for 16% of the Company's total revenues in the Specialty and Fine Chemicals product category in 1994.

     The Company manufactures over 110 Specialty and Fine Chemicals products and sells them to a diverse group of more than 1,200 customers. The Company is currently expanding facilities at the Salsbury and Karlskoga locations, and adapting a facility at the Zeeland location, to allow increased ability to manufacture internally developed and customer specific compounds in this product category.

     Gross revenues of Specialty and Fine Chemicals products during fiscal 1992, 1993 and 1994 were $38 million, $49 million and $67 million, respectively, representing 20%, 24% and 27%, respectively, of the Company's total gross revenues. $14.4 million of the Company's net revenues in this product category during 1994 were attributable to the Seal Sands Acquisition and $3.3 million of such revenues were attributable to the Nobel/Profarmaco Acquisition.

     Products and Customers. The Company's major Specialty and Fine Chemicals products, principal applications for these products and representative customers include the following:


                                                                       REPRESENTATIVE
          PRODUCTS                      APPLICATIONS                      CUSTOMERS
- -----------------------------   -----------------------------   -----------------------------
Distearlydimethyl ammonium-     Color film; Engineering         Dow Elanco; General Electric;
methosulfate; Ethylene maleic   thermoplastics; Instant film;   Hoechst Celanese; Monsanto;
anhydride copolymer; 4,4-       Phase transfer catalyst;        Polaroid; Xerox
dichlorodiphenylsulphone;       Polymer antioxidant; Polymer
Sodium p-sulfophenylmethallyl   modifier; Silicone sealants;
ether; Tetrabutylammonium       Static control agents
bromide; Topanol; 2,5
bistetramethyl butyl
hydroquinone



     Industry Factors. The Company believes that its sales in the Specialty and Fine Chemicals area may benefit in the future from the trend among some large chemical companies toward outsourcing. As with pharmaceutical companies, the Company believes that demand for outsourcing is growing among chemical producers as such companies, in order to reduce costs, decide to focus their resources in the areas of research and development and marketing. See "-- Principal Products
- -- Health and Pharmaceuticals -- Industry Factors."


     AGRICULTURAL INTERMEDIATES AND ADDITIVES

     The Agricultural Intermediates and Additives product category consists of two principal product groups:


     - Animal feed additives -- These products are used as dietary supplements for animals. The Company's two major animal feed additives are (i) 3-Nitro(R), an organo-arsenical poultry feed additive which is used to control disease and enhance growth in poultry, and (ii) feed grade niacinamide (Vitamin B3), which is added to animal feed to improve metabolism and increase growth rate in hogs, poultry and dairy cattle. Animal feed additives accounted for 60% of the Company's total revenues in the Agricultural Intermediates and Additives product category during 1994.

     - Herbicide intermediates -- These products are used in the manufacture of a variety of herbicides and insecticides, including Gramoxone(R) Extra herbicide (paraquat), Fusilade(R), Tordon(R) and Patrol(R). The Company's largest customer for these products is Zeneca, Inc., which manufactures and sells Gramoxone(R) Extra herbicide (paraquat). The Company also is the exclusive supplier of 2-cyanopyridine to Dow Elanco, which uses it to produce the herbicide Tordon(R). Herbicide intermediates accounted for 40% of the Company's total revenues in the Agricultural Intermediates and Additives product category during 1994.


     The Company's Agricultural Intermediates and Additives are sold to approximately 70 customers. Other than feed grade niacinamide (Vitamin B3), which is sold to premix blenders worldwide, substantially all products in this category have only two or three customers. A.L. Laboratories and Zeneca accounted for 30% and 24%, respectively, of the Company's 1994 revenues in this category.


     This product line, while generally not offering the growth potential of the Health and Pharmaceuticals and Specialty and Fine Chemicals categories, contributes significantly to the Company's profitability and cash flow. Gross revenues of Agricultural Intermediates and Additives products during fiscal 1992, 1993 and 1994 were $49 million, $51 million and $60 million, respectively, representing 27%, 25% and 24% of the Company's gross revenues during these respective periods.

     Products and Customers. The Company's major Agricultural Intermediates and Additives products, principal applications for these products and representative customers include the following:

                                                                       REPRESENTATIVE
          PRODUCTS                      APPLICATIONS                      CUSTOMERS
- -----------------------------   -----------------------------   -----------------------------
Beta-picoline; Feed grade       Feed additives; Herbicides      A.L. Laboratories; Dow
niacinamide;                                                    Elanco; Hoffman-LaRoche;
  Organo-arsenicals;                                            Zeneca
Piperidine; Pyridine;
2-cyanopyridine


     PERFORMANCE CHEMICALS


     The Company manufactures and sells a variety of Performance Chemicals used in the telecommunications, electronics and health care industries. Performance Chemicals are sold based on their performance in the end-use application, rather than on their chemical content. Like the Company's Coatings product line, this category represents a diversification of the markets served by the Company and contributes to its profitability and cash flow while supporting its strategy of focusing on niche markets. These products are sold to approximately 150 customers.

     These products include Bufferite(R) gels used in fiber optic cable manufacture, urethane based encapsulant used by the telephone industry for encasing copper cable splices, and polyurethane sealants and potting compounds used in medical devices such as blood oxygenators, catheters and filter elements in kidney dialysis machines.

     Products and Customers. Gross revenues of Performance Chemicals products during fiscal 1992, 1993 and 1994 were $20 million, $31 million and $32 million, respectively, representing 11%, 15% and 13% of the Company's total gross sales during these respective periods.

     The Company's major Performance Chemicals products, principal applications for these products and representative customers include the following:

                                                                       REPRESENTATIVE
          PRODUCTS                      APPLICATIONS                      CUSTOMERS
- -----------------------------   -----------------------------   -----------------------------
Artificial turf adhesives;      Elastomers; Electronics;        AT&T; Bell South
Biomedical device sealants;     Health care; Recreation and     Communications; GTE; Siecor
Bufferite(R) gels for fiber     sports; Telecommunications
  optic cable; Electronic and
electrical potting compounds;
Re-enterable encapsulants for
underground telephone copper
cable splices

     COATINGS

     The Company manufactures and sells products that are used as intermediates or performance enhancing additives in the manufacture of paints and other coatings. Like the Company's Performance Chemicals product line, this category represents a diversification of the markets served by the Company and contributes to its profitability and cash flow while supporting its strategy of focusing on niche markets. These products are sold to approximately 220 customers. One customer accounted for 15% of the Company's total gross revenues in the Coatings category during 1994.

     Coatings products include Caspol(R), a castor oil based product that can reduce the amount of solvents required in a solvent based coating and improve its performance. The Company has applied its understanding of the technology used in Caspol(R) to develop a similar product designed for use in water reducible paints. This product reduces the solvent content of water reducible coatings and imparts improved hardness, flexibility and gloss to the end product.

     Gross revenues of Coatings products during fiscal 1992, 1993 and 1994 were $19 million, $17 million and $17 million, respectively, representing 10%, 8% and 7%, respectively, of the Company's total gross revenues during these respective periods.

     Products and Customers. The Company's major Coatings products, principal applications for these products and representative customers include the following:


                                                                              REPRESENTATIVE
              PRODUCTS                            APPLICATIONS                   CUSTOMERS
- ------------------------------------  ------------------------------------   -----------------
Corrosion inhibitors;                 Aircraft topcoats; Automotive;         D.R. O'Shea
  Hydroxyl-terminated polyols;        Construction; Equipment housing;       Company
Prepolymers; Specialty castor oil     House paints; Industrial               (a distributor);
derivatives; Specialty castor oil     maintenance; Marine; Plastics;         DuPont; Sherwin
polyols and esters                    Recreation; Transportation; Wood       Williams
                                      finishing


PRODUCT DEVELOPMENT AND MARKETING

     HEALTH AND PHARMACEUTICALS AND SPECIALTY AND FINE CHEMICALS

     The Company's Health and Pharmaceuticals and Specialty and Fine Chemicals products are marketed through a decentralized sales force assigned to each of the Company's operating companies that manufacture products in these categories. The Company has focused these product categories on narrow market niches in which there exist only one or a small number of potential customers who tend to purchase their requirements from a single stable source of supply. Accordingly, a significant portion of the Company's marketing efforts are focused on the development of new products.

     Marketing and technical personnel work in tandem to identify new product opportunities with existing or potential customers which draw upon the Company's strength in a particular area of chemistry or in process engineering. The Company considers the following to be key factors to the success of its marketing and product development efforts:


     - Technical Expertise. The Company believes that its high level of expertise in a variety of areas of chemistry as well as in process engineering enables it to handle complex, technical product formulation and manufacturing problems for its customers. As part of its niche market strategy, the Company seeks to develop core technologies that enable it to achieve a leading market position and favorable profit margins. The Company believes that its ability to tailor products to customers' specifications and its flexible manufacturing operations, which enable it to produce batches ranging in size from a few kilograms to several thousand kilograms, are important competitive factors.



     - Quality Manufacturing. The quality of the Company's products is often critical to the performance of its customers' products. As a result, the Company believes that its customers are generally less concerned with price than with contracting with manufacturers who offer a reliable and high quality source of supply. The Company believes that it has a reputation among industry participants as a high quality manufacturer capable of meeting the rigorous process required to comply with the FDA's cGMP standards and to ensure that the products meet customers' own stringent requirements. The Company believes that the long lead time required for the successful development and approval of new products, and the complexity of the processes involved, are significant sources of stability in the Company's relationships with its customers.



     - Customer Relationships. The Company believes that its technical expertise, manufacturing flexibility and customer support capabilities have enabled it to foster strong relationships with many of its customers. The Company's customers include some of the world's leading drug and chemical companies, including A.L. Laboratories, AT&T, Dow Elanco, Hoechst Celanese, Hoffman-LaRoche, Mylan Laboratories, Polaroid, Procter & Gamble and Zeneca. The Company believes that these relationships provide significant opportunities to cross-sell its products and to expand its reputation within its target markets.


     Product development and marketing activities focus on three distinct areas:
(i) adaptation of the Company's chemical processes and manufacturing facilities to custom manufacture products to a single customer's specifications, in some cases relying in part on proprietary technology provided by the customer; (ii) finding new applications and markets for existing product lines; and (iii) refining existing chemical processes to generate new products.


     The Company seeks to minimize the risks inherent in product development by targeting projects that require relatively small capital outlays to develop products for identified customers or markets on a long-term basis consistent with the Company's profit objectives. Where the Company perceives a higher level of risk in bringing a product to market relative to the financial or technical commitment required, it generally negotiates with its customer a long-term contract or a compensation arrangement that covers its development costs.



     In 1994, approximately 60% of the Company's Health and Pharmaceuticals and Specialty and Fine Chemicals products were sold through the Company's approximately 55 marketing and sales personnel worldwide, with the balance sold through approximately 100 independent sales agents. Independent agents are generally utilized in connection with sales of established products where direct sales would be uneconomic, particularly in connection with export sales by the Company's U.S. and European subsidiaries.


OTHER PRODUCT CATEGORIES


     The Company devotes a smaller proportion of its resources to development of new products in its remaining product categories. Marketing and distribution in these categories is more typical of chemical companies generally, with products being sold to customers from inventories in volumes ranging from rail cars to five gallon pails.


     Approximately 90% of the Company's products in these product categories were sold through the Company's direct sales force in 1994, with the balance sold through approximately 30 independent sales agents.

MANUFACTURING FACILITIES

     Set forth below is information relating to the Company's manufacturing facilities:

                                       OPERATING
       LOCATION            ACREAGE    SUBSIDIARY              PRODUCT LINES MANUFACTURED
- -----------------------   ---------   -----------   -----------------------------------------------
Bayonne, NJ                 8 acres     CasChem     Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals; Performance Chemicals; Coatings

Carlstadt, NJ               3 acres      Cosan      Performance Chemicals; Coatings
Harriman, NY               29 acres     Nepera      Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals; Agricultural Intermediates and
                                                    Additives

Delaware Water Gap, PA     12 acres      Heico      Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals; Agricultural Intermediates and
                                                    Additives; Coatings

North Haven, CT             4 acres    Humphrey     Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals

                                       OPERATING
       LOCATION            ACREAGE    SUBSIDIARY              PRODUCT LINES MANUFACTURED
- -----------------------   ---------   -----------   -----------------------------------------------
Charles City, IA           57 acres    Salsbury     Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals; Agricultural Intermediates and
                                                    Additives

Zeeland, MI                14 acres     Zeeland     Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals

Middlesbrough, England     12 acres   Seal Sands    Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals

Karlskoga, Sweden          42 acres      Nobel      Health and Pharmaceuticals; Specialty and Fine
                                                    Chemicals

Paullo (Milan), Italy      13 acres   Profarmaco    Health and Pharmaceuticals


     The Company owns all the above facilities and properties, with the exception of the twelve acre tract it leases in Middlesbrough, England. In addition, the Company owns thirty-one acres of undeveloped land adjacent to the North Haven facility, one hundred and three acres of undeveloped land adjacent to the Harriman facility and sixty-six acres of undeveloped land adjacent to the Zeeland facility. The Company believes its facilities to be in good condition, well maintained and adequate for its current needs. In line with its strategy for growth, the Company is currently expanding its owned manufacturing facilities in its locations in Iowa and Sweden. See "-- Growth
Strategy -- Internal Growth."



     Most of the Company's products are manufactured in multipurpose facilities. Each product has a unique requirement for equipment, and occupies such equipment for varying amounts of time. This, combined with the variations in demand for individual products, makes it difficult to estimate actual overall capacity. It is generally possible to transfer manufacture of a particular product to another facility should capacity constraints dictate. However, the Company's pyridine and arsenical feed additive product groups are each manufactured at a single facility, and production of such products would not be transferrable to another site. See "-- Principal Products -- Health and Pharmaceuticals" and
"-- Principal Products -- Agricultural Intermediates and Additives."



     The Company plans to continue to expand capacity to meet growing needs by process improvements and construction of new facilities where needed. See
"-- Growth Strategy -- Internal Growth -- Capacity Expansion."


RAW MATERIALS

     The Company uses a wide array of raw materials in the conduct of its businesses. In particular, the Company uses significant amounts of castor oil and compounds derived from petroleum feedstocks in manufacturing a number of its products.

     The Company believes it is one of the largest purchasers of castor oil in the United States, and has the ability to take delivery and store a large quantity of castor oil on site. Under advantageous market conditions, the Company sells this commodity in bulk quantities as simple castor oil derivatives. Castor oil is used primarily in the manufacture of the Company's Health and Pharmaceuticals and Coatings products.

     Castor oil, which is not produced in the United States, is an agricultural product the market price of which is affected by natural factors relating to the castor bean crop from which the oil is produced. Castor oil is produced commercially in a few foreign countries, with India currently being the largest exporter. The Company obtains its castor oil from several suppliers and negotiates castor oil purchases directly with principals of those organizations or their selling agents. The Company has been able to obtain adequate supplies of castor oil generally at acceptable prices in the past and expects to be able to do so in the future.

     In addition, pyridine, which accounted for 11.3%, 12.5% and 13.4% of gross revenues in 1994, 1993 and 1992, respectively, is produced by the Company by a process involving the high temperature reaction of acetaldehyde, formalin and ammonia. Acetaldehyde's feedstock is ethylene, which is produced from natural gas liquids or crude oil. Ethylene is readily available, although its price is often affected by market conditions. Acetaldehyde is available from two suppliers in North America. The price of acetaldehyde increased approximately 20% during 1994. Formalin's feedstock is methanol, which is also used by the petro-chemical industry in the manufacture of methyl-tert-butyl-ether ("MTBE"). The production of and demand for MTBE has increased rapidly in connection with its use as a gasoline additive. This increased demand has triggered an unfavorable effect on methanol pricing, which in turn caused the price of formalin to increase by approximately 80% in 1994. Although the price of methanol has decreased in 1995 compared to the fourth quarter of 1994, such decreases have not been sufficient to restore the Company's previous operating margins on its pyridine-based products. Ammonia has been widely available in the past and the Company believes that it will continue to be so in the future.


     The Company obtains acetaldehyde and formalin pursuant to long-term supply contracts under which the price for the raw material adjusts to market conditions, with a time lag. The Company sometimes has difficulty passing on these increases to its customers, particularly if the increases are precipitous rather than general.


     Historically, the other raw materials used by the Company in the conduct of its businesses have been in adequate supply and have been available from multiple suppliers.


PATENTS AND TRADEMARKS


     The Company has patent protection in some of its product areas. However, the Company mostly relies on know-how in many of its manufacturing processes and techniques not generally known to other chemical companies, for developing and maintaining its market position. The Company requires employees to sign confidentiality and non-compete agreements where appropriate.


     The Company currently owns approximately 66 United States patents, which have varying durations and which cover selected items in each of the Company's major product areas. The Company also owns the foreign equivalent of many of its United States patents. In addition, the Company has applied for patents for various concepts and is in the process of preparing patent applications for other concepts.

     The Company has trademarks registered in the United States and a number of foreign countries for use in connection with the Company's products and businesses. The Company believes that many of its trademarks are generally recognized in its industry. Such trademarks include Naturechem(R), Bufferite(R) and Vitride(R).


     The Company has from time to time received communications alleging possible infringement of certain intellectual property rights of others. The Company does not believe that the ultimate resolution of pending proceedings with respect to any such allegations will have a material adverse effect on its financial condition.



COMPETITION



     Competition with respect to products in the Company's Health and Pharmaceuticals and Specialty and Fine Chemicals categories is largely focused in the early stages of development and introduction of a product. This is due to the variety of barriers to entry for potential competitors once the Company has established itself as a customer's principal supplier of a product. The Company believes that such barriers include: (i) the need to make significant capital and research and development expenditures (which are often large compared to the potential sales of a particular product); (ii) the high level of expertise required to solve technical problems for customers; (iii) the need for manufacturing and product formulation expertise; (iv) lengthy product development processes; (v) lengthy approval processes by customers, government authorities or both; and (vi) customers' general aversion to contracting with unproven suppliers of Health and Pharmaceuticals and Specialty and Fine Chemicals products. As noted above in "-- Product Development and Marketing," where the Company perceives a significant competitive risk with respect to the development and introduction of a product, it generally negotiates with its customers long-term contracts or compensation arrangements that cover development costs before proceeding.



     Competition with respect to the rest of the Company's business is more typical of chemical markets generally. Competition exists from other producers of the Company's products and other products that may offer equivalent properties. Competition in these areas is generally based on customer service, product quality and price.

ENVIRONMENTAL AND SAFETY REGULATIONS

     General. Production of many of the Company's chemicals involves the use, storage, transportation and disposal of toxic and hazardous materials. The Company's operations are subject to extensive international and United States federal, state and local laws and regulations relating to the storage, handling, emission, transportation and discharge of materials into the environment and the maintenance of safe conditions in the work place.

     The Company's acquisitions were made subject to known environmental conditions. Also, risks of substantial costs and liabilities are inherent in certain plant operations and certain products produced at the Company's plants, as they are with other companies engaged in the chemical business, and there can be no assurance that significant costs and liabilities will not be incurred. Additionally, prevailing legislation and common law tends to hold chemical companies primarily responsible for the proper disposal of their chemical wastes even if transferred to third party waste disposal facilities. Moreover, other future developments, such as increasingly strict environmental, safety and health laws and regulations, and enforcement policies thereunder, could result in substantial costs and liabilities to the Company and could subject the Company's handling, manufacture, use, reuse, or disposal of substances or pollutants at its plants to more rigorous scrutiny than at present.

     For further information concerning certain environmental matters and proceedings see "-- Legal Proceedings" and the notes to the consolidated financial statements of the Company included elsewhere in this Prospectus.


     Present and Future Environmental Expenditures. The Company's policy is to comply with all legal requirements of applicable environmental, health and safety laws and regulations, and the Company believes it is in general compliance with such requirements and has adequate professional staff and systems in place to remain in compliance, although there can be no assurances in this regard. In some cases, compliance can only be achieved by capital expenditures; the Company made capital expenditures of approximately $2.5 million in 1994, $1.7 million in 1993, and $1.3 million in 1992 for environmental projects and has budgeted approximately $4 million in 1995 for such projects. The Company anticipates that capital requirements will increase in subsequent years as a result of the Clean Air Act Amendments and other pending environmental laws. Additionally, as the environmental proceedings in which the Company is involved progress from the remedial investigation and feasibility study stage to implementation of remedial measures, related expenditures will probably increase. The Company considers costs for environmental compliance to be a normal cost of doing business, and includes such costs in pricing decisions.


FDA AND RELATED REGULATION


     The Company is subject to extensive regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies, and to various domestic and foreign safety standards. Six of the Company's ten manufacturing facilities are subject to FDA regulations respecting registration of manufacturing facilities and compliance with the FDA's cGMP standards. The Company is also subject to periodic on-site inspection for compliance with such standards. The Company's ability to supply its customers is dependent upon the results of such inspections. In 1994 the FDA concluded inspections of the Company's Profarmaco and CasChem facilities. The FDA also has broad regulatory powers with respect to preclinical and clinical testing of new health and pharmaceuticals products and the manufacturing, marketing and advertising of health and pharmaceuticals products.



     The Company's regulatory compliance programs have been expanded to encompass compliance with international standards known as ISO 9000 standards. Seal Sands and Nobel had become qualified for ISO 9000 registration prior to their acquisition by the Company. In addition, in 1994, two of the Company's other manufacturing facilities qualified for ISO 9000 registration. ISO 9000 standards will become mandatory in Europe in 1999. The FDA is in the process of adopting the ISO 9000 standards as regulatory standards for the United States, and it is anticipated these standards will be phased in for U.S. manufacturers over a period of time.

EMPLOYEES

     At March 31, 1995 the Company had 1,320 employees (598 of whom were employed in the Company's international operations).


     All hourly plant employees at the Bayonne, New Jersey facility are represented by Local 8-406 of the Oil, Chemical and Atomic Workers International Union under a contract expiring September 17, 1997; the hourly plant employees at the Carlstadt, New Jersey plant are represented by the Amalgamated Industrial Union of East Orange, New Jersey under a contract expiring November 30, 1997; and the hourly plant employees at the Harriman, New York facility are represented by Local 810 of the International Brotherhood of Teamsters under a contract expiring June 30, 1995. The Company is currently renegotiating this contract. Nobel/ Profarmaco production, administration, scientific and technical employees are represented by various local and national unions. The contracts with these unions expire at various times through December 31, 1995. The Company believes its labor relations are satisfactory.


SEASONALITY

     Like many other businesses in the specialty chemicals industry, the Company has historically experienced some seasonality as sales traditionally increase during the second quarter. In addition, like many other businesses operating in Europe, Nobel and Profarmaco have experienced some seasonality. Sales of both companies traditionally have decreased in the third quarter due to the impact of the extended summer holiday. Profarmaco historically also has experienced decreased sales in the fourth quarter due to the extended Christmas holiday. Operating results for any quarter, however, are not necessarily indicative of results for any future period. In particular, as a result of various factors such as acquisitions and plant shutdowns, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

INTERNATIONAL OPERATIONS


     The Company's international operations include manufacturing and sales activities abroad, as well as the export of products from the United States. The Nobel/Profarmaco Acquisition in October 1994, following by several months the Seal Sands Acquisition in January 1994, has significantly increased the scope of the Company's international manufacturing and sales. Nobel/Profarmaco conducts its business through manufacturing facilities located in Karlskoga, Sweden and Paullo (Milan), Italy, and markets its products through sales companies located in Germany, England and the United States. Approximately 50% of Nobel/Profarmaco's 1994 sales were in Europe, and approximately 40% were in the U.S., with the balance in Asia and Latin America.


     Exporting also plays an important role in the Company's international operations. The Company's U.S. facilities export products to various foreign markets, principally in Western Europe, Asia and Latin America.


     Export sales from in the U.S. in 1994, 1993 and 1992 amounted to $44.1 million, $37.3 million and $44.5 million, respectively. See note 17 to the consolidated financial statements of the Company included elsewhere in this Prospectus for further information concerning the Company's geographic areas of operation.


     The expansion of the Company's international operations subjects the Company to certain risks, including increased exposure to currency exchange rate fluctuations. The Company has retained the services of an outside consulting firm to assist it in developing systems to better manage and control its currency risk exposure. The Company's growing international operations also subject it to certain other risks, including adverse political or economic developments in the foreign countries in which it operates, foreign governmental regulation, dividend restrictions, tariffs, and potential adverse tax consequences, including payment of taxes in jurisdictions that have higher tax rates than does the United States. Although the Company's export sales business has generally been profitable in the past and Nobel/Profarmaco has conducted business outside of the United States for many years prior to its acquisition by the Company, there can be no assurance that one or more of these factors will not have a material adverse effect on the Company's financial condition or results of operations in the future.

LEGAL PROCEEDINGS


     The Company is involved in several claims, litigations, administrative proceedings and investigations relating to environmental matters, the most significant of which are described below. Neither the ultimate extent of liabilities with respect to such matters nor the timing of cash disbursements can be determined with certainty. However, the Company is of the opinion that while the ultimate liability resulting from environmental matters may have a material effect upon the results of operations of the Company in any given year, they will not have a material adverse effect upon the Company's liquidity or financial position. In addition, the Company is a party to a number of other legal and administrative proceedings.


ENVIRONMENTAL LIABILITIES

     Maybrook. Cambrex's subsidiary Nepera was named in 1987 as a Potentially Responsible Party ("PRP") along with certain prior owners of the Maybrook site in Hamptonburgh, New York by the United States Environmental Protection Agency (the "EPA") in connection with the disposition, under appropriate permits, of wastewater at that site prior to Cambrex's acquisition of Nepera in 1986. The Maybrook site, which is presently owned by Nepera, is on the EPA's National Priorities List for remedial work and clean-up. However, to date the EPA has entrusted the management of the remediation effort to the New York State Department of Environmental Conservation (the "DEC"). Although the periods of ownership of the site and the extent of its use for wastewater disposal are well established, the PRPs have not been able to agree upon an allocation method for future remediation costs. However, a prior owner has participated with Nepera in the performance of the activities described in the following paragraphs.

     During 1992, Nepera prepared a draft Remedial Investigation/Feasibility Study ("RI/FS") report which enumerated several remediation alternatives and submitted the Remedial Investigation portion to the DEC for review.

     During 1993, the DEC requested the performance of additional site investigation prior to reviewing the Feasibility Study portion of the report. Nepera prepared a plan for such additional site investigation and submitted it for review.

     During 1994, the DEC requested the performance of additional site investigation beyond the 1993 proposed plan and requested the Feasibility Study portion of the report. Nepera updated the FS, prepared a revised plan for additional site investigation, submitted the revised plan and updated FS for review and utilized such documents to update the estimated liability of this matter. Additionally, a DEC administrative law judge issued a decision ordering one of the former owners to remediate the site. However, that former owner is appealing the decision.

     During 1995, the DEC requested the performance of additional site investigation. Nepera prepared a revised plan for such additional investigation, which has been approved by the DEC, and expects to conduct such investigation within the next few months and submit a revised RI/FS to the DEC by October 1995.

     Harriman. Nepera was named in 1987 as a responsible party along with certain prior owners of Nepera's Harriman, New York production facility by the DEC in connection with contamination at that site. Nepera believes that any remediation to be conducted at that site is primarily related to contamination attributable to material handling and disposal practices, including drum burial at the site, which occurred prior to Cambrex's acquisition of Nepera in 1986. A prior owner has participated with Nepera in the performance of the activities described in the following paragraphs. Over the past several years, Nepera, with the agreement of the DEC, has been performing an interim remedial measure involving the pumping and treatment of groundwater to mitigate the possibility of contamination progressing beyond the site boundaries.

     During 1992, Nepera prepared a draft RI/FS report which enumerated several remediation alternatives and submitted the Remedial Investigation portion to the DEC for review.

     During 1993, Nepera had not received commentary from the DEC concerning the Remedial Investigation portion of the report.

     During 1994, the DEC requested the Feasibility Study portion of the report. Nepera updated the FS and submitted it for review.

     During 1995, the DEC requested that certain risk assessment work be completed. Nepera expects to complete such work within the next few months and submit a revised RI/FS to the DEC by October 1995.

     Bayonne. Cambrex's subsidiary CasChem was subject to an investigation commenced in 1990 by agents of the EPA and the Federal Bureau of Investigation pursuant to a search warrant indicating an interest in the handling, storage and disposal of hazardous wastes.

     During 1994, a settlement was reached wherein CasChem pleaded guilty to the unpermitted storage of one drum of hazardous waste and the payment of a $1 million fine. That amount was paid during January 1995. As a related liability had been previously accrued, the resolution of this matter had no impact upon the results of operations of the Company in 1994.

     Carlstadt. Cambrex's subsidiary Cosan entered into an Administrative Consent Order in 1985 with the New Jersey Department of Environmental Protection ("NJDEP") under New Jersey's Industrial Site Recovery Act ("ISRA," which was previously known as the Environmental Conservation and Recovery Act) in order to consummate the sale of the controlling interest in Cosan to the Company. Through that action, Cosan became required to determine whether its facility located in Carlstadt, New Jersey was contaminated by hazardous materials and, if appropriate, effect a cleanup.

     During 1992, based upon the results of an evaluation of the site, Cosan proposed the installation of a groundwater recovery system to remove contaminants from the soil. Presently, Cosan is awaiting the NJDEP's approval of that proposal.

     SCP. Nepera was named in the early 1990's as a PRP along with approximately 130 other companies by the EPA in connection with the SCP Corporation ("SCP") site in Carlstadt, New Jersey. The site is on the EPA's National Priorities List for remedial work and cleanup. SCP, under appropriate permit, sewer disposed of a significant amount of process wastewater and disposed of minor amounts of other material for Nepera during the 1970's.

     The EPA has directed an Interim Remedial Measure for this site consisting of the construction of slurry walls and a pump and treat facility. Presently, a proportionate allocation of responsibility has not been established. However, Nepera's responsibility may be relatively large in relation to other parties. Nepera is cooperating with other PRPs in contesting the proposed basis for the allocation of responsibility for this site, and believes it has grounds to, and will, oppose any efforts to charge it with excessive responsibility.


     During 1994, the cost of capping the site was estimated by the PRP group to range from $5 million to $8 million. Although such a remediation alternative has not been approved by the EPA, Nepera has assumed it to be the minimum effort which will be required at the site.


     Additionally, during 1994, Nepera reached a settlement agreement with certain insurers who agreed to pay a certain portion of future expenditures associated with the SCP site and incurred by Nepera. A receivable has not been recorded in connection with this agreement as the payments are not realizable until Nepera's liability has been determined and funds actually expended.


     Clifton. Cosan was named in 1991 as a defendant in a suit filed by the owners of a manufacturing site in Clifton, New Jersey that had been owned and operated by Cosan from 1968 to 1979. The plaintiffs allege that Cosan contributed to the contamination at the site and seek to compel Cosan to contribute toward present and future costs of remediation of the site under ISRA. Cosan continues to defend this action. The source of all contamination at the site has not been definitively identified. Sampling conducted at an adjacent upgradient site revealed extensive contamination with the same substances found on the plaintiff's site and, in some instances, at higher concentrations.


     In mid-April 1995, the plaintiffs submitted a cleanup plan to the NJDEP for review. This plan is under review by the Company. Presently, settlement negotiations with the plaintiffs are ongoing and the matter is moving toward a trial date.

NEPERA RELEASES



     Nepera, the Company's subsidiary located in Harriman and Woodbury, New York, manufactures the chemical pyridine and its derivatives, and is the Company's sole manufacturer of these products. See "-- Manufacturing Facilities." These chemicals are characterized by a malodorous nature at extremely low concentrations. Since February of this year Nepera has experienced several accidental releases of these chemicals. There has been some disruption of neighborhood activities, a few reports of physical discomfort and irritation by people in the vicinity of the releases, and a number of inquiries regarding the releases by governmental officials. In cooperation with local officials, the Company has accelerated its program to improve its community early alert system and its communication with local officials and community leaders, to upgrade its fence line monitoring equipment, and to continue to enhance its equipment and maintenance activities. The planned improvements are anticipated to require approximately $1 million in capital spending. While the Company believes these occurrences to be a series of unrelated events, there can be no assurance that similar events will not recur or that these events will not result in litigation against the Company or limitations on the Company's future operations. The Nepera facility operates under a number of permits, including a permit issued under the zoning laws of the Town of Woodbury, which expires in October 1995.



TAX MATTERS



     In May 1995, the Company received a notice from the IRS asserting a deficiency with respect to the Company's federal income taxes for the years 1988 through 1990. The asserted deficiency would result in an increase in the Company's federal income tax liability for the years 1988 through 1990 of approximately $1.9 million (including asserted penalties and interest). The deficiency notice relates primarily to deductions attributable to the Company's investment in assets it acquired between 1981 and 1989. The Company estimates that, if the IRS's position with respect to the 1988-1990 tax years were applied to 1991-1994, the Company's cumulative federal income tax liability would increase by approximately an additional $0.6 million for those years. Before it received the notice, the Company had attempted to resolve this issue with the IRS administratively but was unable to do so. The Company has challenged the deficiency asserted by the IRS in United States Tax Court. The Company will not be required to pay any amount of the asserted deficiency until the Tax Court litigation is resolved. Any additional state tax liability resulting from the asserted deficiency is not expected to be material.



     The ultimate extent of the Company's liability with respect to these matters cannot be predicted with certainty. However, management is of the opinion that the Company's ultimate liability resulting from these matters will not have a material adverse effect upon results of operations in any given year or upon the Company's liquidity or its financial position.

                                   MANAGEMENT

     The following table sets forth the name, age and positions of each of the Company's directors and officers.

             NAME               AGE    DIRECTOR SINCE                     POSITION
- ------------------------------  ---    --------------    ------------------------------------------
James A. Mack.................  57          1990         President, Chief Executive Officer and
                                                         Director
Peter Tracey..................  53           N/A         Executive Vice President, Finance, and
                                                         Chief Financial Officer
Peter E. Thauer...............  55           N/A         Vice President-Law & Environment, General
                                                         Counsel and Corporate Secretary
Steven M. Klosk...............  37           N/A         Vice President, Administration
Burton M. Rein................  56           N/A         Senior Vice President
Albert L. Eilender............  51           N/A         Executive Vice President
Roger H. Noack................  48           N/A         President and Chief Operating Officer of
                                                         Nepera, Inc.
Russell C. Smith..............  53           N/A         Vice President and General Manager of
                                                         Salsbury Chemicals, Inc.
Robert M. Parlman.............  44           N/A         Vice President and General Manager of
                                                         Zeeland Chemicals, Inc.
Karl A. Behrend...............  36           N/A         General Manager of Heico Chemicals, Inc.
                                                         and Humphrey Chemical Company, Inc.
John V. Van Hulle.............  37           N/A         President of CasChem, Inc. and Cosan
                                                         Chemical Corporation
Claes Glassell................  43           N/A         Vice President, Cambrex and Managing
                                                         Director of Cambrex Limited
Cyril C. Baldwin, Jr. ........  67          1981         Chairman of the Board of Directors
Rosina B. Dixon, M.D. ........  52          1995         Director
Francis X. Dwyer..............  69          1989         Director
George J. W. Goodman..........  64          1981         Director
Kathryn Rudie Harrigan,         44          1994         Director
  Ph.D. ......................
Leon J. Hendrix, Jr. .........  53          1995         Director
Ilan Kaufthal.................  47          1981         Director
Robert LeBuhn.................  62          1981         Director
Dean P. Phypers...............  66          1988         Director

     The Company expects the composition of its Board of Directors to remain the same following the Offering.

     Mr. Mack has been Chief Executive Officer since Mr. Baldwin's retirement on April 1, 1995. Mr. Mack was appointed President and Chief Operating Officer and a director of the Company in February 1990. For five years prior thereto he was Vice President in charge of the worldwide Performance Chemicals businesses of Olin Corporation, a manufacturer of chemical products, metal products, and ammunition and defense-related products. Mr. Mack was Executive Vice President of Oakite Products, Inc. from 1982 to 1984. Prior to joining Oakite, he held various positions with The Sherwin-Williams Company, most recently as President and General Manager of the Chemicals Division from 1977 to 1981. Mr. Mack is a past Chairman of the Board of Governors of the Synthetic Organic Chemical Manufacturing Association and is a member of the Board of Trustees of the Michigan Tech Alumni Fund.

     Mr. Tracey was appointed Executive Vice President and Chief Financial Officer in November 1994. Mr. Tracey joined the Company in November 1990 as Vice President and Chief Financial Officer. For three years prior to joining Cambrex, he was Vice President-Finance and Chief Financial Officer for Joyce International Inc., a manufacturer of office products. From 1986 to 1987, he was Vice President-Finance and Chief Financial Officer for Robotic Vision Systems, Inc., a manufacturer of industrial automation systems. Prior to 1986, Mr. Tracey was a principal in the firm of Sirius Management Consultants.

     Mr. Thauer was appointed Vice President-Law & Environment in December 1992, and General Counsel and Corporate Secretary in August 1989. From 1987 until he joined Cambrex, he was Counsel to the business and finance group of the firm of Crummy, Del Deo, Dolan, Griffinger and Vecchione. From 1971 to 1987,

Mr. Thauer held various positions with Avon Products, Inc., including U.S. Legal Department Head and Corporate Assistant Secretary.

     Mr. Klosk joined the Company in October 1992 as Vice President, Administration. From February 1988 until he joined Cambrex, he was Vice President, Administration and Corporate Secretary for the Genlyte Group, Inc., a lighting fixture manufacturer. From 1985 to January 1988, he was Vice President, Administration for Lightolier, Inc., a subsidiary of the Genlyte Group, Inc.

     Dr. Rein was appointed Senior Vice President in April 1993. He joined the Company in May 1991 as President of Cambrex Fine Chemicals Group. For more than five years prior thereto, he was Director of Commercial Planning for W. R. Grace & Company.


     Mr. Eilender was appointed Executive Vice President in December 1994. He previously held the position of President of CasChem, Inc. and Cosan Chemical Corporation. He was employed by the Company's Cosan Chemical Corporation subsidiary when it was acquired by the Company in October 1985, and joined the Company as a result of the acquisition. For more than three years prior to October 1985 he held various executive positions with Cosan, including Vice President, Research and Development and Executive Vice President. He was President of Cosan from October 1986 until July 1989, at which time he was appointed to the additional position of President of CasChem, Inc.


     Mr. Noack joined the Company in December 1991 as President and Chief Operating Officer of Nepera, Inc. For more than five years prior thereto he held various positions with Hexcel Corporation, including General Manager of the Chemical Products Division.


     Mr. Smith was appointed Vice President, General Manager of Salsbury Chemicals, Inc. upon its acquisition by the Company in July 1991. Prior to the acquisition, Mr. Smith had many years of service with Solvay Animal Health, Inc., starting in 1968 as Chemical Engineer through his appointment as Director, Chemical Operations in 1982.


     Dr. Parlman joined the Company as Vice President and General Manager of Zeeland Chemicals, Inc. in March 1994. Prior to such time, he was Vice President and General Manager of the Tretolite Division of Petrolite. Dr. Parlman has extensive experience in market development and research and development.

     Mr. Behrend joined the Company in 1988 as Manager, Business Analysis. In July 1991, he was named Director, Operations of Fine Chemicals Group, with responsibility for plant operations at the Heico, Humphrey, Salsbury and Zeeland facilities. In September 1992, Mr. Behrend was appointed General Manager of Heico Chemicals, Inc. and The Humphrey Chemical Company. Prior to joining Cambrex, Mr. Behrend was associated with Colgate Palmolive, and also had been a Portfolio Specialist.

     Mr. Van Hulle was appointed President of CasChem, Inc. in December 1994. He joined CasChem in July 1994 as Executive Vice President. For more than five years prior thereto he was General Manager of the Fine Chemicals Group for General Chemical Corporation, and had extensive experience with Air Products & Chemicals, Inc.


     Mr. Glassell was appointed Vice President of Cambrex in November 1994. As Managing Director of Cambrex Limited and President of Cambrex Limited, the newly acquired Nobel/Profarmaco business, he is responsible for Cambrex's European operations. After extensive management experience at Nobel/ Profarmaco, he joined Cambrex as a result of the Nobel/Profarmaco Acquisition. In 1989, he joined Nobel as President and CEO for Nobel's Chemistry Business. From 1986 to 1989, he worked for the agricultural division of Berol Europe Ltd.



     Mr. Baldwin has been Chairman of the Board since July 1991, and a director of the Company since it began business in December 1981. On January 26, 1995, Mr. Baldwin announced his retirement, effective April 1, 1995, as Chief Executive Officer of the Company, a position he also had held since December 1981. Mr. Baldwin retired as an employee of the Company effective April 30, 1995. He is a member of the Environmental and Governance Committees of the Company's Board of Directors, and he is a director of Church & Dwight Co., Inc. and Congoleum Corporation.

     Dr. Dixon, who serves on the Audit, Compensation and Environmental Committees of the Company's Board of Directors, has been a consultant to the pharmaceutical industry since May 1986. Prior to that time, she was Vice President and Secretary of Medical Market Specialties Incorporated, as well as a member of its Board of Directors. Dr. Dixon previously served as Medical Director, Schering Laboratories, Schering-Plough Corporation. Prior to that, she was Executive Director Biodevelopment, Pharmaceuticals Division, CIBA-GEIGY Corporation. She is a member of the Boards of Directors of Church & Dwight Co., Inc. and Enzon, Inc.


     Mr. Dwyer is Chairman of the Environmental Committee and a member of the Compensation Committee of the Company's Board of Directors. Mr. Dwyer served as President of Nuodex Inc., a chemical manufacturer, from its formation in 1982 until its acquisition by Huls AG of West Germany in 1985. Thereafter, he was Chairman of the Board of Huls America Inc., a chemical manufacturer, until May 1991. Since May 1991, he has been Chairman of International Dioxide, Inc., a chemical manufacturer.


     Mr. Goodman is a member of the Audit, Compensation and Environmental Committees of the Company's Board of Directors. Since 1971 he has been President of Continental Fidelity, Inc., an editorial consulting services and products firm. He is a director of USAir Group, Inc., and a trustee of The Urban Institute.


     Professor Harrigan is a member of the Audit, Environmental and Governance Committees of the Company's Board of Directors. Since 1981 she has been a Professor in the Management of Organizations Division of the Columbia University Business School, where she also has been, since 1994, Faculty Director of the Chazen Institute for International Business and, since 1993, the Henry R. Kravis Professor of Business Leadership. Professor Harrigan has been a member of the Advisory Board of Ronin Development since 1988, and was an External Member of the Strategic Planning Committee of the Panasonic Industrial Controls Division, Matsushita Corporation, from 1989 to 1992. She served as a member of the Board of Governors of the Academy of Management from 1986 to 1988.


     Mr. Hendrix has been a principal of Clayton, Dubilier & Rice, a private investment firm, since November 1994. From 1973 until that time, Mr. Hendrix served with Reliance Electric Company, a manufacturer and seller of industrial and telecommunications equipment and services, in a series of executive level positions, including the positions of chief operating officer and director from 1992 until his departure. Mr. Hendrix is a member of the Compensation and Environmental Committees of the Company's Board of Directors. Mr. Hendrix is a director of Keithley Instruments, Inc., National City Bank of Cleveland, Allison Engine Co., Wesco Distribution, Inc., and Remington Arms Co. He is also a director of the Clemson University Foundation, and previously served on the Board of Governors of the National Electrical Manufacturers Association and the Board of Directors of the Cleveland Chapter of the American Red Cross.

     Mr. Kaufthal is Chairman of the Audit Committee and a member of the Environmental Committee of the Company's Board of Directors. He has been a Managing Director of the investment firm of Wertheim Schroder & Co. Incorporated since 1987. Prior to 1987, he held various executive positions with NL Industries, Inc., a firm in the chemicals and petroleum services businesses, where he served as Senior Vice President and Chief Financial Officer beginning in 1983. Mr. Kaufthal is a director of Rexene Corporation, Russ Bernie and Company, Inc. and United Retail Group, Inc.

     Mr. LeBuhn is Chairman of the Governance Committee and a member of the Audit and Environmental Committees of the Company's Board of Directors. He is a former Chairman of Investor International (U.S.), Inc., a private investment firm, where he served from 1984 until 1993 as President, and until October 1994 as Chairman of the Board. Mr. LeBuhn is a director of USAir Group, Inc., Acceptance Insurance Lomas Financial Corp., Amdura Corp. and Enzon Corp.

     Mr. Phypers is Chairman of the Compensation Committee and a member of the Environmental and Governance Committees of the Company's Board of Directors. In February 1987 he retired as Senior Vice President and director of International Business Machines Corporation, after 32 years in various positions including Chief Financial Officer, member of the Management Committee, Corporate Office contact for international operations and head of the Corporate Operations Staff. Mr. Phypers is a director of American International Group Inc., Bethlehem Steel Corporation and Church & Dwight Co., Inc.

                          DESCRIPTION OF CAPITAL STOCK


     The Restated Certificate of Incorporation of the Company provides that the authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.10 per share, 730,746 shares of Nonvoting Common Stock, par value $.10 per share, 400,000 shares of Class A 8.25% Cumulative Preferred Stock, par value $.10 per share (the "Class A Preferred Stock"), 40,597 shares of Class B 8.25% Cumulative Convertible Preferred Stock, par value $.10 per share (the "Class B Preferred Stock"), 19,403 shares of Class C Convertible Preferred Stock, par value $.10 per share (the "Class C Preferred Stock"), 73,089 shares of Class D 8% Convertible Preferred Stock, par value $.10 per share (the "Class D Preferred Stock"), and 5,000,000 shares of Series Preferred Stock, par value $.10 per share. As of May 31, 1995 there were 5,510,102 shares of Common Stock outstanding, and no shares of Nonvoting Common Stock, Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class D Preferred Stock or Series Preferred Stock outstanding.


COMMON STOCK AND NONVOTING COMMON STOCK

     The Common Stock and Nonvoting Common Stock (collectively, for purposes of this section, the "Common Shares") have the same rights and privileges and rank equally, share ratably in any dividends or distributions on liquidation and are identical in all respects except with respect to voting rights. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of Common Stock may not cumulate their votes in the election of directors. The holders of Nonvoting Common Stock are not entitled to vote on any matter except as otherwise required by law.

     The Common Shares have no preemptive, subscription or similar rights and are not subject to redemption. Dividends may be paid on the Common Shares in the discretion of the Board of Directors from sources legally available therefor, subject to any limitations which may be imposed by the terms of any outstanding series of Series Preferred Stock. Upon any dissolution of the Company, holders of Common Shares would be entitled to share pro rata in the assets remaining after payment of corporate debts and expenses and all other priority claims, including the claims of holders of shares of Series Preferred Stock that may be issued and outstanding. The Common Shares currently outstanding are, and the shares of Common Stock offered hereby when issued will be, fully paid and non-assessable.

     In accordance with the Restated Certificate of Incorporation, each outstanding share of Nonvoting Common Stock, at the option of the holder thereof, is convertible into a share of Common Stock to the extent that the holder thereof is not prohibited by law or regulation (such as laws or regulations relating to investments by subsidiaries of bank holding companies) from owning voting stock of the Company.

CLASS A, B, C AND D PREFERRED STOCK

     By certificates dated October 27, 1987 and filed with the Delaware Secretary of State, all of the authorized shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Class D Preferred Stock, respectively, were retired. The Restated Certificate of Incorporation provides that upon retirement of such shares, such shares are not reissuable.

SERIES PREFERRED STOCK

     The Board of Directors of the Company has the authority without any further vote or action by the stockholders to provide for the issue of up to 5,000,000 shares of Series Preferred Stock in one or more series. Each series may have such rights, designations, preferences (including preferences as to dividends and upon any liquidation of the Company), and relative, participation, optional and other special rights, and such qualifications, limitations and restrictions as are stated in the resolutions of the Board of Directors providing for the issue of such series, and consequently could have powers and rights (including voting and conversion rights) which could adversely affect the rights, including the voting power, of the holders of Common Stock.

SPECIAL CHARTER AND BY-LAW PROVISIONS

     The Restated Certificate of Incorporation and the By-Laws of the Company contain provisions that could have certain anti-takeover effects.

     The description of such provisions set forth below is intended as a summary only and is qualified in its entirety by reference to the Restated Certificate of Incorporation and the By-Laws, which are included as exhibits to the Registration Statement of which this Prospectus is a part. The Board of Directors has no current plans to formulate or effect additional measures that could have anti-takeover effects.

     Classified Board of Directors. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors is elected each year.

     The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, generally are required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Board of Directors and the stockholders, if confronted by a stockholder attempting to force a stock repurchase at a premium above market, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what is believed to be the best interests of the stockholders. The classified board provision also could have, however, the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might otherwise be desired by the Company's stockholders.

     Number of Directors; Removal; Filling Vacancies. The Certificate of Incorporation provides that the number of directors will be fixed by, or in the manner provided in, the By-Laws. The By-Laws provide that the entire Board of Directors shall consist of not less than three members, the exact number to be set from time to time by the Board of Directors. Accordingly, the Board of Directors, and not the stockholders, have the authority to determine the number of directors and could prevent any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. Moreover, under Delaware law and as is provided in the Restated Certificate of Incorporation, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the Restated Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     No Stockholder Action by Written Consent; Special Meetings. The Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders, and prohibits stockholder action by written consent in lieu of a meeting. The By-Laws provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board of Directors or the President of the Company. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

     The provisions of the Restated Certificate of Incorporation prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors, the Chairman of the Board of Directors or the President of the Company. These provisions would also prevent the holders of a majority of the outstanding shares of Common Stock from using the written consent procedure to take stockholder action and from taking action by consent without giving all the stockholders of the Company entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination

Procedure") and with regard to certain matters to be brought before an annual meeting of stockholders of the Company (the "Business Procedure").

     The Nomination Procedure provides that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. The Business Procedure provides that at an annual meeting and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of the Company of such stockholder's intention to bring such business before the meeting. To be timely, notice must be received (i) in the case of the Nomination Procedure, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting and (ii) in the case of the Business Procedure, not less than 60 days nor more than 90 days prior to the meeting (or if fewer than 70 days' prior public disclosure of the meeting date is given or made by the Company, not later than the tenth day following the day on which the public disclosure was made).

     Notice to the Company from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information about that person as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serving as a director if elected) and certain information about the stockholder proposing to nominate that person. Notice relating to the conduct of other business at an annual meeting must contain certain information about such business and about the stockholder who proposes to bring the business before the meeting, including a brief description of the business the stockholder proposes to bring before the meeting, the class and the number of shares of the Company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed.

     The purpose of the Nomination Procedure, by requiring advance notice of nominations by stockholders, is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about such qualifications. The purpose of the Business Procedure, by requiring advance notice of proposed business, is to provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board of Directors, to provide the Board of Directors with a meaningful opportunity to inform stockholders, prior to the meeting, of any business proposed to be conducted at such meeting, together with any recommendation as to the Board of Directors' position or belief as to action to be taken with respect to such business, so as to enable stockholders better to determine whether they desire to attend such meeting or grant a proxy as to the disposition of any such business.

     Although the By-Laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or any other business desired by stockholders to be conducted at an annual meeting, the By-Laws may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might otherwise be desired by the Company's stockholders.

     Special Voting Requirement for Removal of Directors. The Restated Certificate of Incorporation requires the affirmative vote of holders of at least two-thirds of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, to remove a director for cause. The requirement of a two-thirds vote to effect such removal could enable a minority of the stockholders of the Company to prevent such occurrence.

     Amendment of Certain Provisions of the Restated Certificate of Incorporation and the By-Laws. The Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, for any amendment of the provisions of the Restated Certificate of Incorporation described above or of the By-Laws. These provisions will make it more difficult for stockholders to make changes in the Restated Certificate of Incorporation or By-Laws, including changes designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least a two-thirds stockholder vote would enable the holders of a minority of the voting stock of the Company to prevent the holders of a majority or more of the stock from amending such provisions of the Restated Certificate of Incorporation and the By-Laws.

     Series Preferred Stock. The Restated Certificate of Incorporation authorizes the Board of Directors to fix, with respect to any series of the Series Preferred Stock, the powers, preferences and rights of the shares of such series. Although the Company has no intention at the present time of doing so, it could issue Series Preferred Stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law. Frequently, opportunities arise that require prompt action, and the Board of Directors believes that the delay occasioned by seeking stockholder approval of a specific issuance could be to the detriment of the Company and its stockholders.

DELAWARE LAW

     The Company is subject to Section 203 of the General Corporation Law of Delaware (the "Delaware Law"). In general, Section 203 of the Delaware Law prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person or entity became an interested stockholder, unless the business combination is approved in a prescribed manner or certain other exemptions apply. For purposes of Section 203, "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is any person or entity who, together with affiliates and associates, owns (or within the three immediately preceding years did own) 15% or more of the corporation's voting stock. Stockholders who owned 15% or more of the Company's voting stock on December 23, 1987 are not considered interested stockholders under Section 203 of the Delaware Law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                             NUMBER
                                       NAME                                 OF SHARES
        ------------------------------------------------------------------  ---------
        Morgan Stanley & Co. Incorporated.................................
        Wertheim Schroder & Co. Incorporated..............................


                                                                            ---------
                  Total...................................................  1,500,000
                                                                            =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          a share below the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.



     The Company and certain of its stockholders, officers and directors have agreed in the Underwriting Agreement not to offer, pledge, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 90 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, as representative of the several Underwriters; other than (i) the shares of Common Stock offered hereby or (ii) shares of Common Stock issuable upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing.



     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.



     From time to time, Wertheim Schroder & Co. Incorporated and its affiliates have provided investment banking services to the Company, for which they received normal and customary fees.

     The Common Stock is listed for trading on the American Stock Exchange under the symbol "CBM."


                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock being offered hereby will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and December 31, 1993, and for each of the three years in the period ended December 31, 1994, included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                              CAMBREX CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants.....................................................    F-2
Consolidated Balance Sheets as of December 31, 1994 and 1993..........................    F-3
Consolidated Income Statements for the years ended December 31, 1994, 1993 and 1992...    F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994,
  1993 and 1992.......................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and
  1992................................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

Unaudited Condensed Consolidated Balance Sheets as of March 31, 1995 and December 31,
  1994................................................................................   F-26
Unaudited Condensed Consolidated Income Statements for the three months ended March
  31, 1995 and 1994...................................................................   F-27
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended
  March 31, 1995 and 1994.............................................................   F-28
Notes to Unaudited Condensed Consolidated Financial Statements........................   F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Cambrex Corporation:

     We have audited the accompanying consolidated balance sheets of Cambrex Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambrex Corporation and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 9 and 15 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and changed its method of accounting for postretirement benefits other than pensions.

                                          COOPERS & LYBRAND L.L.P.

Parsippany, New Jersey
January 19, 1995

                      CAMBREX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                    ASSETS
Current assets:
  Cash and cash equivalents............................................  $  9,087     $    161
  Receivables:
     Trade accounts, less allowance for doubtful accounts of $1,288 and
      $355 at respective dates.........................................    47,742       27,778
     Other.............................................................     5,112          237
                                                                         --------     --------
                                                                           52,854       28,015
  Inventories..........................................................    61,979       33,730
  Deferred tax asset...................................................     1,089        1,315
  Other current assets.................................................     5,689        3,557
                                                                         --------     --------
          Total current assets.........................................   130,698       66,778
Property, plant and equipment, net.....................................   172,282       89,784
Intangible assets, net.................................................    56,991        7,621
Other assets...........................................................       506        2,662
                                                                         --------     --------
          Total assets.................................................  $360,477     $166,845
                                                                         ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.............................  $ 48,402     $ 20,872
  Income taxes payable.................................................     5,982        3,409
  Short-term debt......................................................    52,368
  Current portion of long-term debt....................................     4,021        4,000
                                                                         --------     --------
          Total current liabilities....................................   110,773       28,281
Long-term debt.........................................................   115,975       36,261
Deferred taxes.........................................................    14,258        5,986
Other noncurrent liabilities...........................................    17,505        8,748
                                                                         --------     --------
     Total liabilities.................................................  $258,511     $ 79,276
Commitments and contingencies

Stockholders' equity:
  Common Stock, $.10 par value; issued 6,078,781 and 6,014,681 shares
     at respective dates...............................................       607          601
  Additional paid-in capital...........................................    73,673       72,627
  Retained earnings....................................................    35,935       25,859
  Additional minimum pension liability.................................                 (1,030)
  Treasury stock, at cost; 756,806 and 819,049 shares at respective
     dates.............................................................    (9,690)     (10,488)
  Cumulative translation adjustment....................................     1,441
                                                                         --------     --------
          Total stockholders' equity...................................   101,966       87,569
                                                                         --------     --------
          Total liabilities and stockholders' equity...................  $360,477     $166,845
                                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
Net revenues...............................................  $241,634     $197,203     $179,452
Operating expenses:
  Cost of goods sold.......................................   183,753      145,425      133,416
  Selling, general and administrative......................    31,216       29,286       28,201
  Research and development.................................     5,689        5,843        4,046
                                                             --------     --------     --------
          Total operating expenses.........................   220,658      180,554      165,663
                                                             --------     --------     --------
Operating profit...........................................    20,976       16,649       13,789
Other (income) expenses
  Interest income..........................................       (95)         (41)         (26)
  Interest expense.........................................     4,676        2,812        2,463
  Other -- net.............................................      (497)         466        1,054
                                                             --------     --------     --------
Income before income taxes.................................    16,892       13,412       10,298
Provision for income taxes.................................     5,766        4,771        4,068
                                                             --------     --------     --------
Net income.................................................  $ 11,126     $  8,641     $  6,230
                                                             ========     ========     ========
Earnings per share of common stock and common stock
  equivalents:
  Primary..................................................  $   1.96     $   1.64     $   1.27
  Fully diluted............................................  $   1.95     $   1.60     $   1.23
Weighted average shares outstanding:
  Primary..................................................     5,674        5,282        4,888
  Fully diluted............................................     5,699        5,484        5,242

          See accompanying notes to consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                            COMMON STOCK
                         ------------------   NONVOTING                         ADDITIONAL
                                      PAR       COMMON                           MINIMUM                CUMULATIVE      TOTAL
                           SHARES    VALUE      STOCK      PAID-IN   RETAINED    PENSION     TREASURY   TRANSLATION  STOCKHOLDERS'
                           ISSUED    ($.10)   (PAR $.10)   CAPITAL   EARNINGS   LIABILITY     STOCK     ADJUSTMENT      EQUITY
                         ----------  ------   ----------   -------   --------   ----------   --------   ----------   ------------
Balance at December 31,
 1991..................   5,656,184   $566                 $67,030   $12,922                 $(11,801)                 $ 68,717
  Net income...........                                                6,230                                              6,230
  Cash dividends at
    $0.20 per share....                                                 (950)                                              (950)
  Exercise of stock
    options............      49,550      5                     306                                                          311
  Shares issued under
    savings plan.......                                        378                                749                     1,127
  Purchase of treasury
    stock..............                                                                          (258)                     (258)
                         ----------  ------      ---       -------   --------   ----------   --------   ----------   ------------
Balance at December 31,
  1992.................   5,705,734    571        --        67,714    18,202           --     (11,310)        --         75,177
  Net income...........                                                8,641                                              8,641
  Cash dividends at
    $0.20 per share....                                                 (984)                                              (984)
  Exercise of stock
    options............      51,550      5                     334                                                          339
  Conversion of
    subordinated
    notes..............     257,397     25                   3,965                                                        3,990
  Additional minimum
    pension
    liability..........                                                          $ (1,030)                               (1,030)
  Shares issued under
    savings plan.......                                        614                                822                     1,436
                         ----------  ------      ---       -------   --------   ----------   --------   ----------   ------------
Balance at December 31,
  1993.................   6,014,681    601        --        72,627    25,859       (1,030)    (10,488)        --         87,569
  Net income...........                                               11,126                                             11,126
  Cash dividends at
    $0.20 per share....                                               (1,050)                                            (1,050)
  Exercise of stock
    options............      64,100      6                     395                                                          401
  Additional minimum
    pension
    liability..........                                                             1,030                                 1,030
  Shares issued under
    savings plan.......                                        651                                798                     1,449
  Adjustment for
    foreign currency
    translation........                                                                                   $1,441          1,441
                         ----------  ------      ---       -------   --------   ----------   --------   ----------   ------------
Balance at December 31,
  1994.................   6,078,781   $607        $--      $73,673   $35,935           --    $ (9,690)    $1,441       $101,966
                          =========  =====    ========     =======   =======     ========    ========   =========    ==========

          See accompanying notes to consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1994          1993         1992
                                                            ---------     --------     --------
Cash flows from operations:
  Net income..............................................  $  11,126     $  8,641     $  6,230
  Depreciation and amortization...........................     15,937       11,779       10,323
  Provision for environmental contingencies...............                   1,029        1,747
  Increase (decrease) in deferred taxes...................      3,183        1,112          (16)
  Changes in assets and liabilities:
     Receivables..........................................     (3,349)        (228)         862
     Inventories..........................................     (1,212)      (3,709)      (1,941)
     Other current assets.................................        (44)        (684)      (1,100)
     Accounts payable and accrued liabilities.............      3,625        1,016        6,666
     Income taxes payable.................................     (1,852)          57        1,757
     Other noncurrent assets and liabilities..............         15       (2,623)        (506)
                                                            ---------     --------     --------
     Net cash provided from operations....................     27,429       16,390       24,022
                                                            ---------     --------     --------
Cash flows from investing activities:
  Capital expenditures....................................    (20,825)     (15,535)      (9,133)
  Acquisition of businesses...............................   (131,697)      (5,886)     (20,228)
  Proceeds from sale of product lines.....................      2,152
                                                            ---------     --------     --------
     Net cash (used in) investing activities..............   (150,370)     (21,421)     (29,361)
                                                            ---------     --------     --------
Cash flows from financing activities:
  Dividends...............................................     (1,050)        (984)        (950)
  Increase in short-term debt.............................     50,784
  Long-term debt activity (including current portion):
     Borrowings...........................................    134,679       42,111       65,544
     Repayments...........................................    (56,244)     (38,274)     (59,985)
  Proceeds from the issuance of common stock..............        401          339          311
  Proceeds from the sale of treasury stock................      1,449        1,436        1,127
  Purchase of treasury stock..............................                                 (257)
                                                            ---------     --------     --------
  Net cash provided from financing activities.............    130,019        4,628        5,790
                                                            ---------     --------     --------
Effect of exchange rate changes on cash...................      1,848
                                                            ---------
Net increase (decrease) in cash...........................      8,926         (403)         451
Cash at beginning of year.................................        161          564          113
                                                            ---------     --------     --------
Cash at end of year.......................................  $   9,087     $    161     $    564
                                                            =========     ========     ========
Supplemental disclosure:
     Interest paid........................................  $   4,996     $  2,810     $  2,182
     Income taxes paid....................................  $   4,854     $  4,126     $  3,203
Noncash transactions:
  Conversion of subordinated notes to common stock........                $  3,990
  Additional minimum pension liability recorded as a
     charge to stockholders' equity in 1993 and eliminated
     in 1994..............................................  $  (1,030)    $  1,030

          See accompanying notes to consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) THE COMPANY

     Cambrex Corporation supplies a broad line of pharmaceutical related products, specialty chemicals, fine chemicals and commodity chemical intermediates to a diverse customer base for use in a wide variety of applications.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash Equivalents

     Temporary cash investments with an original maturity of less than three months are considered cash equivalents.

  Financial Instruments

     Financial instruments consist principally of accounts receivable. Concentration of credit risk exists inasmuch as the Company sells its products to customers primarily in the chemical and pharmaceutical industries. However, receivables are spread among many customers and are geographically dispersed. No customer represents more than 10% of sales nor receivables.

  Inventories

     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost, net of accumulated depreciation. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives for each applicable asset group as follows:

        Buildings and improvements..................................     15 to 20 years
        Machinery and equipment.....................................      5 to 10 years
        Furniture and fixtures......................................       3 to 5 years

     When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in other (income) expense, net. Total interest capitalized in 1994 amounted to $461.

  Intangible Assets

     Intangible assets are recorded at cost and amortized on a straight-line basis as follows:

        Patents.......................................    Amortized over the remaining
                                                          life of individual patents
                                                          (average 5 years)
        Goodwill......................................    4 to 20 years
        Product technology............................    5 to 17 years
        Non-compete agreements........................    5 years
        Trademarks and other..........................    1 to 40 years

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     At each balance sheet date, the Company evaluates the realizability of intangibles based upon expectations of non-discounted cash flows and operating income for each subsidiary having material intangible balances.

  Income Taxes

     The Company files a consolidated Federal income tax return which includes all domestic subsidiaries and foreign income where appropriate.

     Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities, and available tax credit carryforwards.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Prior to that date, income taxes were accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 11.

  Foreign Currency

     The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts and cash flows using average rates of exchange prevailing during the year. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations, except for those relating to intercompany transactions of a long-term investment nature which are accumulated in stockholders' equity.

  Earnings Per Common Share

     The calculation of primary earnings per common share is based on the weighted average number of common shares and common share equivalents outstanding during the applicable period. Fully diluted earnings per share assumes conversion of the outstanding convertible subordinated notes in 1993 and prior years, and the elimination of the related interest expense, net of tax.

(3) ACQUISITIONS AND DIVESTITURES

     (a) On October 12, 1994, the Company completed the acquisition of the stock of Nobel's Pharma Chemistry Business ("Nobel/Profarmaco") from Akzo Nobel for approximately $126,000. The business consists of Nobel Chemicals AB in Karlskoga, Sweden, Profarmaco Nobel S.r.1. in Milan, Italy and sales companies in Germany, England and the United States. Nobel/Profarmaco manufactures fine chemical intermediates and bulk active ingredients for pharmaceutical products. The transaction was accounted for as a purchase and was financed with the Company's new credit agreement, and resulted in goodwill of $45,756 which is being amortized on a straight line basis over 17.5 years.

     On January 31, 1994, Cambrex purchased substantially all of the assets of Hexcel Corporation's fine chemicals business located in Middlesbrough, England, for approximately $7,400 and the assumption of certain current liabilities in the amount of $2,100. The business, now known as Seal Sands Chemicals, Ltd. ("Seal Sands"), manufactures chemical intermediates used in the pharmaceutical, photographic, water treatment, health care, and plastics industries. On May 27, 1994, the Company purchased the Topanol product line from Zeneca Limited to complement the Seal Sands operation for $4,600. These transactions

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(3) ACQUISITIONS AND DIVESTITURES -- (CONTINUED) were accounted for as purchases and were financed with the Company's credit agreement, and resulted in goodwill of $1,881 for Seal Sands and $504 for Topanol which are being amortized on a straight line basis over 17.5 years and 5 years, respectively.

     (b) On March 12, 1993, the Company purchased substantially all of the assets of Viscosity Oil's fiber optic gel business for $5,886. The transaction was accounted for as a purchase and was financed with the Company's credit agreement. No goodwill resulted from this transaction.

     (c) On March 31, 1992, the Company purchased substantially all of the assets of the fine chemicals business of Hexcel Fine Chemicals, now known as Zeeland Chemicals, Inc. ("Zeeland"), for $20,251, and the assumption of certain liabilities including a variable rate Industrial Development Revenue Bond in the principal amount of $4,150, and the remaining payments of a capital lease obligation with a net present value of $8,214. The transaction was accounted for as a purchase and was financed with the Company's credit agreement. No goodwill resulted from this transaction.

     (d) Unaudited pro forma results as if the Nobel/Profarmaco and Seal Sands acquisitions and the Topanol product line purchase had occurred at January 1 of each of 1994 and 1993 are presented below. Unaudited pro forma results as if the Zeeland acquisition had occurred at January 1 of 1992 are also presented below. The pro forma financial information is not necessarily indicative of results of operations that would have occurred had the combinations been in effect at the beginning of the periods nor of future results of operations of the combined companies.

     These transactions were accounted for as purchases and were financed with the Company's credit agreement.

                                                          YEARS ENDED DECEMBER 31,
                                                     -----------------------------------
                                                       1994         1993         1992
                                                     ---------    ---------    ---------
        Net revenues...............................  $ 328,538    $ 295,704    $ 186,569
        Net income.................................     13,990        7,469        6,598
        Earnings per share
          Primary..................................       2.47         1.41         1.35
          Fully diluted............................       2.45         1.36         1.30

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(3) ACQUISITIONS AND DIVESTITURES -- (CONTINUED)
     Assets acquired and liabilities assumed are as follows:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1992
                                                                 --------     --------
        Cash...................................................  $  6,305
        Receivables............................................    20,638     $  4,653
        Inventories............................................    28,791        3,845
        Deferred tax asset.....................................       481
        Other current assets...................................     3,574           32
        Property, plant and equipment..........................    76,103       26,348
        Goodwill...............................................    51,381
        Accounts payable and accrued liabilities...............   (26,090)        (306)
        Income taxes payable...................................    (4,551)
        Deferred taxes.........................................    (6,005)
        Other non-current liabilities..........................    (9,752)     (14,344)
                                                                 --------     --------
                                                                 $140,875     $ 20,228
                                                                 ========     ========

     The pro forma information has not been adjusted for the effect of the fiber optic gel business, acquired in March of 1993, as such amounts cannot be reasonably separated from existing operations and are deemed to be immaterial.

     (e) In 1994, the Company sold three small businesses: Wicken cosmetic esters, black and white photographic chemicals and the Hydrogels business for $2,152. No gain or loss resulted from the sales of these businesses.

(4) FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standard No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS 112) requires the recognition on an accrual basis of all types of postemployment benefits provided to former or inactive employees subsequent to employment but before retirement. The Company currently provides limited benefits in this regard. The Company adopted SFAS 112 effective January 1, 1994. The net effect upon 1994 pretax operating results was immaterial.

     Statement of Financial Accounting Standard No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" requires disclosure about amounts, nature, and terms of derivative financial instruments held or issued and encourages disclosure of quantitive information about the market risks associated with those instruments. As of December 31, 1994, the Company had not issued nor did it hold such instruments.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(5) INVENTORIES

     Inventories consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1993
                                                                   -------     -------
        Finished goods...........................................  $31,473     $17,988
        Raw materials............................................   27,603      13,878
        Supplies.................................................    2,903       1,864
                                                                   -------     -------
                  Total..........................................  $61,979     $33,730
                                                                   =======     =======

(6) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1993
                                                                 --------     --------
        Land...................................................  $  7,937     $  4,349
        Buildings and improvements.............................    42,261       22,698
        Machinery and equipment................................   162,383      100,910
        Furniture and fixtures.................................     5,752        4,361
        Construction in progress...............................    23,509       13,919
                                                                 --------     --------
                  Total........................................   241,842      146,237
        Accumulated depreciation...............................   (69,560)     (56,453)
                                                                 --------     --------
                  Net..........................................  $172,282     $ 89,784
                                                                 ========     ========

     Depreciation expense amounted to $13,983, $10,735 and $9,349 for the years ended December 31, 1994, 1993 and 1992, respectively.

(7) INTANGIBLE ASSETS

     Components of intangible assets are as follows:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1993
                                                                 --------     --------
        Goodwill...............................................  $ 51,467     $  3,900
        Other..................................................    17,609       15,886
                                                                 --------     --------
                  Total........................................    69,076       19,786
        Accumulated amortization...............................   (12,085)     (12,165)
                                                                 --------     --------
                  Net..........................................  $ 56,991     $  7,621
                                                                 ========     ========

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(8) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The components of accounts payable and accrued liabilities are as follows:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1993
                                                                   -------     -------
        Accounts payable.........................................  $31,047     $12,996
        Salaries, wages and employee benefits payable............    8,113       3,780
        Other accrued liabilities................................    9,242       4,096
                                                                   -------     -------
                  Total..........................................  $48,402     $20,872
                                                                   =======     =======

(9) INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 (SFAS 109), the effect of which was not material.

     In summary, SFAS 109 requires the determination of deferred tax assets and liabilities by applying applicable tax rates to the difference between the financial statement and tax bases of assets and liabilities. Additionally, it requires separate balance sheet disclosure of deferred tax assets and liabilities and has different recognition criteria for certain deferred tax assets than Accounting Principles Board Opinion No. 11 (APB 11), the standard under which the Company's financial statements were previously prepared. As permitted under SFAS 109, prior year financial statements have not been restated.

     Pretax income consisted of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1994        1993        1992
                                                        -------     -------     -------
        Domestic......................................  $15,571     $13,412     $10,298
        Foreign.......................................    1,321       --          --
                                                        -------     -------     -------
                  Total...............................  $16,892     $13,412     $10,298
                                                        =======     =======     =======

     The provision for income taxes consists of the following expenses
(benefits):

                                                            YEARS ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1994        1993       1992
                                                          -------     ------     ------
        Current:
          Federal.......................................  $ 3,142     $3,216     $3,515
          State.........................................      529        443        569
          Foreign.......................................   (1,088)      --         --
                                                          -------     ------     ------
                                                            2,583      3,659      4,084
                                                          -------     ------     ------
        Deferred:
          Federal.......................................    1,537        974        120
          State.........................................      328        138       (136)
          Foreign.......................................    1,318       --         --
                                                          -------     ------     ------
                                                            3,183      1,112        (16)
                                                          -------     ------     ------
                  Total.................................  $ 5,766     $4,771     $4,068
                                                          =======     ======     ======

     The significant components of the deferred tax expense (benefit) are presented in the schedule below. For 1994 and 1993, the components of the deferred tax expense (benefit) were computed in accordance with

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(9) INCOME TAXES -- (CONTINUED)
the provisions of SFAS 109. For 1992, the components of the deferred income tax expense (benefit) were computed in accordance with the provisions of APB 11.

                                                             YEARS ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1994       1993       1992
                                                           ------     ------     ------
        Depreciation.....................................  $2,558     $2,047     $1,746
        Environmental reserves...........................    (290)      (453)      (693)
        Self insurance...................................     (83)       (79)      (351)
        Inventory capitalization.........................     153       (123)      (361)
        Alternative minimum tax credits..................     538       (727)      --
        Other............................................     307        447       (357)
                                                           ------     ------     ------
                                                           $3,183     $1,112     $  (16)
                                                           ======     ======     ======

     The provision for income taxes differs from the statutory Federal income tax rate of 34% as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1994       1993       1992
                                                           ------     ------     ------
        Income tax at Federal statutory rate.............  $5,743     $4,560     $3,501
        State and local taxes (benefits), net of Federal
          income tax benefits............................     566        383        286
        Difference between Federal statutory rate and
          statutory rates on foreign income..............    (350)
        Other............................................    (193)      (172)       281
                                                           ------     ------     ------
        Provision for income taxes.......................  $5,766     $4,771     $4,068
                                                           ======     ======     ======

     The components of deferred tax assets and liabilities as of December 31, 1994 and 1993 relate to temporary differences and carryforwards as follows:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1993
                                                                   -------     -------
        Deferred tax assets:
          Inventory..............................................  $ 1,103     $ 1,552
          Prepaid pension expense................................     (495)       (623)
          Other..................................................      481         386
                                                                   -------     -------
                  Total..........................................  $ 1,089     $ 1,315
                                                                   =======     =======
        Deferred tax liabilities:
          Depreciation...........................................  $19,715     $11,814
          Environmental expenses.................................   (3,510)     (3,220)
          Loss carryforwards net of valuation allowance of
             $2,329..............................................   (1,000)
          Alternative minimum tax credits........................   (1,546)     (2,084)
          Research and development credits.......................     (560)       (493)
          Other..................................................    1,159         (31)
                                                                   -------     -------
                  Total..........................................  $14,258     $ 5,986
                                                                   =======     =======

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(9) INCOME TAXES -- (CONTINUED)
     Under the tax laws of various countries in which the Company operates, net operating losses (NOLs) may be carried forward, subject to statutory limitations, to reduce taxable income in future years. The tax effect of such NOLs aggregated approximately $3,329 at December 31, 1994, the majority of which are available on an indefinite carryforward basis. However, a valuation reserve of $2,329 has been established to reflect uncertainties associated with the realization of such future benefits. Alternative minimum tax credits totaling $1,546 are available to offset future Federal income taxes on an indefinite carryforward basis. Research and development credit carryforwards totaling $560 expire between the years 2001 and 2005.

     Presently, the Company's Federal income tax returns for the years 1988 through 1992 are under audit. Management believes that the resolution of those audits will not have a significant effect upon results of operations in any given year.

(10) SHORT-TERM DEBT

     On September 21, 1994, the Company entered into a new Loan Agreement (the "Credit Agreement") with NBD Bank, N.A., United Jersey Bank, National Westminster Bank NJ, Wachovia Bank of Georgia, N.A., BHF-Bank, The First National Bank of Boston, Chemical Bank New Jersey, N.A., and National City Bank. The Credit Agreement provides for a bridge loan in the aggregate principal amount of $50,000 due October 11, 1995. The Credit Agreement permits the Company to choose between various interest rate options for the bridge loan: (a) U.S. prime rate plus the applicable margin (ranging from 1/2 of 1% to 2%); or (b) LIBOR plus the applicable margin (ranging from 1/2 of 1% to 2%). The applicable margin is adjusted based upon the Funded Indebtedness to Cash Flow Ratio of Cambrex Corporation. See Long-term Debt note regarding collateralization and covenants.

     In addition to the $50,000 one year term loan, the remaining short-term debt represents the outstanding export financing facility (the "Facility") in Italy. The Facility provides for $13,000 (Lira 21 billion) in financing, of which $2,368 (Lira 3.841 billion) was outstanding at December 31, 1994.

(11) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                      DECEMBER 31,
                                                                  ---------------------
                                                                    1994         1993
                                                                  ---------    --------
        Bank credit facilities(a)...............................  $ 118,648    $ 36,111
        Industrial development revenue bond(b)..................         --       4,150
        Capitalized leases......................................         57          --
        Notes payable(c)........................................      1,291          --
                                                                  ---------    --------
                  Subtotal......................................    119,996      40,261
        Less: current portion...................................      4,021       4,000
                                                                  ---------    --------
                  Total.........................................  $ 115,975    $ 36,261
                                                                   ========     =======

     (a) On September 21, 1994, the Company entered into a new Loan Agreement (the "Credit Agreement") with NBD Bank, N.A., United Jersey Bank, National Westminster NJ, Wachovia Bank of Georgia, N.A., BHF-Bank, The First National Bank of Boston, Chemical Bank New Jersey, N.A., and National City Bank. The Credit Agreement replaces the existing Revolving Credit and Term Loan Agreement (the "Old Credit Agreement") with NBD Bank, N.A., United Jersey Bank, and National Westminster Bank NJ. In addition to the one year loan of $50,000 (see Short-term Debt note), the Credit Agreement provides

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(11) LONG-TERM DEBT -- (CONTINUED)

for a seven year term loan in the aggregate principal amount of $75,000 (payable $1,000 per quarter for twelve quarters beginning January 1995 and $3,938 for the remaining quarters), and a revolving credit facility in the aggregate principal amount of $100,000 due October 11, 1997 (evergreen renewal; automatic two year extensions if non-renewal notice not given).


     The Credit Agreement permits the Company to choose between various interest rate options and to specify the portion of the borrowing to be covered by each interest rate option. Under the Revolving Credit Agreement, the interest rate options available to the Company are: (a) U.S. prime rate plus the applicable margin (ranging from 0% to 3/4 of 1%) or (b) LIBOR plus the applicable margin (ranging from 1/2 of 1% to 2%). The applicable margin is adjusted based upon the Funded Indebtedness to Cash Flow Ratio of the Company. The seven year term loan has the same interest rate options plus 1/2%. Additionally, the Company pays a commitment fee of between 1/5 of 1% and 3/8 of 1% on the unused portion of the Revolving Credit facility.

     The Credit Agreement retains virtually all of the restrictive covenants contained in the Company's Old Credit Agreement, but provides for certain changes to the minimum consolidated net worth and deferred pledge of asset requirements, as defined, and certain financial ratios. If these covenants are not met, the loan is collateralized by the assets of the Company's domestic subsidiaries and 66% of the outstanding capital stock of each of the foreign subsidiaries.

     On October 11, 1994, the Company borrowed $32,200 and L4,265 from the new Credit Agreement to satisfy the Old Credit Agreement. On October 12, 1994, the Company borrowed $126,000 from the new Credit Agreement (of which $50,000 is Short-term Debt) to purchase the stock of Nobel/Profarmaco.

     (b) On October 31, 1994, the Company borrowed from the Credit Agreement to repay the full principal amount of $4,150 along with all accrued interest on the Industrial Development Revenue Bond (due March 1, 2008) which was assumed as part of the purchase of the assets of Zeeland Chemicals, Inc.

     (c) As part of the October 12 acquisition of Nobel/Profarmaco, the Company assumed a government loan made to Profarmaco S.r.1. to finance technological innovations. The Loan of $1,291, bearing interest at 9.21%, is amortized over ten annual payments starting July 26, 1995 and ending July 26, 2004.

     (d) Aggregate maturities of long-term debt are as follows:

        1995..............................................................  $   4,021
        1996..............................................................      4,092
        1997..............................................................     47,748
        1998..............................................................      7,048
        1999..............................................................     15,870
        Thereafter........................................................     41,217
                                                                            ---------
                  Total...................................................  $ 119,996
                                                                             ========

(12) STOCKHOLDERS' EQUITY

     The Company has two classes of common shares designated Common Stock and Nonvoting Common Stock. Authorized shares of Common Stock were 20,000,000 at December 31, 1994 and 1993. Authorized shares of Nonvoting Common Stock were 730,746 at December 31, 1994 and 1993.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(12) STOCKHOLDERS' EQUITY -- (CONTINUED)
     At December 31, 1994, authorized shares of Common Stock were reserved for issuance as follows:

        Stock option plans................................................   1,018,000
        Cambrex savings plan..............................................      82,396
                                                                            ----------
                  Total shares............................................   1,100,396
                                                                              ========

     Nonvoting Common Stock has equal rights with Common Stock, with the exception of voting power. Nonvoting Common Stock is convertible, share for share, into Common Stock, subject to any legal requirements applicable to holders restricting the extent to which they may own voting stock. In 1991, all 113,182 outstanding shares were converted.

     In 1990, Cambrex purchased 1,000,000 shares of its Common Stock as part of a previously announced stock buy back program. These shares were purchased in the open market at an average purchase price of $12.12 per share. All of the acquired shares are held as Common Stock in treasury, less shares issued to the Cambrex Savings Plan. The Company held 756,806 and 819,049 shares of treasury stock at December 31, 1994 and 1993, respectively.

     In 1987, the Company authorized 5,000,000 shares of Series Preferred Stock, par value $0.10, issuable in series and with rights, powers and preferences as may be fixed by the Board of Directors. At December 31, 1994 and 1993, there was no preferred stock outstanding.

(13) STOCK OPTIONS

     On October 24, 1983, the Company's stockholders approved the 1983 Incentive Stock Option Plan ("1983 Plan"), which provides for the grant of options intended to qualify as incentive stock options to management and other key employees of Cambrex. On September 1, 1987 the Company's stockholders approved the 1987 Stock Option Plan ("1987 Plan"), which provides for the granting to key employees both non-qualified stock options and incentive stock options. On May 7, 1990, the Company's stockholders approved the 1989 Senior Executive Stock Option Plan ("1989 Plan"), which provides for the grant of options intended to qualify as additional incentives to the Company's Senior Executive Officers. On May 1, 1992, the Company's stockholders approved the 1992 Stock Option Plan ("1992 Plan"), which provides for the granting to key employees both non-qualified stock options and incentive stock options. On April 28, 1994, the Company's stockholders approved the 1993 Senior Executive Stock Option Plan ("1993 Plan"), which provides for the grant of options intended to qualify as additional incentives to the Company's Senior Executive Officers. On April 28, 1994, the Company's stockholders also approved the 1994 Stock Option Plan ("1994 Plan"), which provides for the granting to key employees both non-qualified and incentive stock options. The 1994 Plan also provides for the granting of non-qualified stock options to non-employee directors.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(13) STOCK OPTIONS -- (CONTINUED)
     As of December 31, 1994, 298,000 options had been exercised. Shares of Common Stock subject to outstanding options under the Plans were as follows:

                                                                                SUBJECT TO
                                                               AUTHORIZED       OUTSTANDING
                                                              FOR ISSUANCE        OPTIONS
                                                             --------------     -----------
        1983 Plan..........................................       216,000          43,650
        1987 Plan..........................................       200,000         108,850
        1989 Plan..........................................       400,000         370,000
        1992 Plan..........................................       100,000          93,350
        1993 Plan..........................................       300,000         285,000
        1994 Plan..........................................       100,000          73,500
                                                             --------------     -----------
                  Total shares.............................     1,316,000         974,350
                                                               ==========       =========

     Information regarding the Company's stock option plans is summarized below:

                                                                                      NUMBER OF
                                                   NUMBER OF      OPTION PRICE         SHARES
                                                    SHARES         PER SHARE $       EXERCISABLE
                                                   ---------     ---------------     -----------
    Outstanding at December 31, 1991.............   650,050       4.750 - 16.000       274,050
      Granted....................................   124,000      11.500 - 18.125
      Exercised..................................   (49,550)      4.750 -  7.750
      Cancelled..................................   (30,000)               5.750
                                                   ---------
    Outstanding at December 31, 1992.............   694,500       4.750 - 18.125       547,833
      Granted....................................    14,000      17.875 - 19.375
      Exercised..................................   (51,550)      4.750 - 14.000
                                                   ---------
    Outstanding at December 31, 1993.............   656,950       4.750 - 19.375       523,617
      Granted....................................   382,000      19.875 - 24.250
      Exercised..................................   (64,100)      4.750 - 19.875
      Cancelled..................................      (500)               7.375
                                                   ---------
    Outstanding at December 31, 1994.............   974,350       4.750 - 24.250       658,850
                                                   ========

(14) RETIREMENT PLANS

     On December 31, 1994, the Company merged The Cambrex Salaried Pension Plan (the "Cambrex Plan") with The CasChem Hourly Pension Plan (the "CasChem Plan"). Thus, as of December 31, 1994, the Company maintains two U.S. defined-benefit pension plans which cover substantially all eligible employees: (1) the Nepera Hourly Pension Plan (the "Nepera Plan") which covers the union employees at the Harriman, New York plant, and (2) The Cambrex Pension Plan (the "Cambrex Plan") which covers all other eligible employees.

     Benefits for the salaried and certain hourly employees are based on salary and years of service, while those for employees covered by a collective bargained agreement are based on negotiated benefits and years of service. The Company's policy is to fund pension costs currently to the extent deductible for income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(14) RETIREMENT PLANS -- (CONTINUED)
     The 1994 measurement date has been changed to September 30 from December
31. The expense for both 1993 and 1994 are based on a 12 month period, and were based on valuations of the plan as of January 1, 1993 and January 1, 1994, respectively. However, the reconciliation of funded status this year is determined as of September 30, 1994, whereas the last reconciliation was as of December 31, 1993.

     In accordance with the requirements of Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions" (SFAS 87), the overfunded and underfunded U.S. plans are presented separately. As a result of the aforementioned merger of the Cambrex Plan and the CasChem Plan, the remaining plans are overfunded as of December 31, 1994. The funded status of these plans as of September 30, 1994 and December 31, 1993 is as follows:

                                                  SEPTEMBER 30, 1994         DECEMBER 31, 1993
                                                  ------------------     --------------------------
                                                      OVERFUNDED         UNDERFUNDED     OVERFUNDED
                                                  ------------------     -----------     ----------
    Actuarial present value of benefit
      obligations:
      Vested benefits...........................       $(14,096)          $ (13,798)      $ (2,146)
      Non-vested benefits.......................         (1,271)               (984)          (214)
                                                       ---------          ----------      ---------
      Accumulated benefit obligation............        (15,367)            (14,782)        (2,360)
      Additional benefits based on estimated
         future salary levels...................           (939)             (1,115)             0
                                                       ---------          ----------      ---------
    Projected benefit obligation for service
      rendered through December 31, 1994 and
      1993......................................        (16,306)            (15,897)        (2,360)
    Plan assets at fair market value............         18,224              13,854          4,879
                                                       ---------          ----------      ---------
    Funded status...............................          1,918              (2,043)         2,519
    Unrecognized net transition (asset).........           (300)                  4           (405)
    Unrecognized prior service cost.............           (270)               (270)          (194)
    Other -- unrecognized net loss (gain) on
      past experience...........................            184               2,343           (189)
    Additional minimum liability................              0              (1,030)             0
                                                       ---------          ----------      ---------
    Prepaid (accrued) pension cost..............       $  1,532           $    (996)      $  1,731
                                                       =========          ==========      =========

     Assumptions used to develop the U.S. 1994 and 1993 net periodic pension expense and the September 30, 1994 and December 31, 1993 actuarial present value of projected benefit obligations:

                                                      SEPTEMBER 30, 1994         DECEMBER 31, 1993
                                                      ------------------     --------------------------
                                                          OVERFUNDED         UNDERFUNDED     OVERFUNDED
                                                      ------------------     -----------     ----------
PENSION EXPENSE
Weighted-average discount rate......................          7.5%               8.0%            8.0%
Expected long-term rate of return on assets.........          8.5%               8.5%            8.5%
Rate of increase in future compensation levels
  (noncollective bargained employees)...............          5.0%               5.0%            N/A
ACTUARIAL PRESENT VALUE OF PROJECTED BENEFIT
  OBLIGATIONS
Weighted-average discount rate......................          8.5%               7.5%            7.5%
Expected long-term rate of return on assets.........          8.5%               8.5%            8.5%
Rate of increase in future compensation levels
  (noncollective bargained employees)...............          5.0%               5.0%            N/A

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(14) RETIREMENT PLANS -- (CONTINUED)
     Certain foreign subsidiaries of the Company maintain pension plans for their employees which conform to the common practice in their respective countries.

     The funded status of the Company's international pension plans as of December 31, 1994 is as follows:

                                                                       DECEMBER 31, 1994
                                                                       -----------------
                                                                          UNDERFUNDED
                                                                       -----------------
        Actuarial present value of benefit obligations:
          Vested benefits............................................       $(3,879)
                                                                       -----------------
          Accumulated benefit obligation.............................        (3,879)
          Additional benefits based on estimated future salary
             levels..................................................        (1,179)
                                                                       -----------------
        Projected benefit obligation for service rendered through
          December 31, 1994..........................................        (5,058)
        Plan assets at fair market value.............................           848
                                                                       -----------------
        Funded status................................................        (4,210)
        Unrecognized net transition (asset)..........................          (420)
        Other -- unrecognized net (gain) on past experience..........          (776)
                                                                       -----------------
        Accrued pension liability....................................       $(5,406)
                                                                       =============

     Assumptions used to develop the 1994 actuarial present value of projected benefit obligations for the Company's foreign pension plans:

                                                                       DECEMBER 31, 1994
                                                                       -----------------
        ACTUARIAL PRESENT VALUE OF PROJECTED BENEFIT OBLIGATIONS:
        Weighted average discount rate...............................     9.0% to 9.5%
        Expected long-term rate of return on assets..................            10.0%
        Rate of increase in future compensation levels...............     5.0% to 7.0%

     The Company's net pension costs included in operating results amounted to $1,157, $713 and $450 in 1994, 1993 and 1992, respectively, and were comprised of the following:

                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1994        1993        1992
                                                             -------     -------     ------
    Service cost...........................................  $ 1,242     $   843     $  825
    Interest cost on projected benefit obligation..........    1,757       1,299      1,152
    Return on plan assets..................................      370      (2,131)      (576)
    Amortization of excess plan net assets at adoption of
      SFAS 87..............................................     (101)        (93)      (171)
    Other items -- deferred investment gain (loss).........   (2,111)        795       (780)
                                                             -------     -------     ------
      Net pension cost.....................................  $ 1,157     $   713     $  450
                                                             =======     =======     ======

     Included in the net periodic pension cost is the amortization of prior service cost over a period of twelve to nineteen years and the amortization of the SFAS 87 transition obligation over a period of ten to seventeen years. The pension expense for foreign pension plans of $512 is included in the 1994 net periodic pension expense of $1,157.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(14) RETIREMENT PLANS -- (CONTINUED)
     Cambrex also makes available to all employees a savings plan as permitted under Sections 401(k) and 401(a) of the Internal Revenue Code. Employee contributions are matched in part by Cambrex. The cost of this plan amounted to $1,449, $1,436, and $1,145 in 1994, 1993 and 1992, respectively.

     In addition to the above plans, Cambrex also established a Supplemental Executive Retirement Plan in 1994. The net periodic pension cost for 1994 amounted to $104.

(15) OTHER POSTRETIREMENT BENEFITS

     Cambrex provides postretirement health and life insurance benefits ("postretirement benefits") to all eligible retired employees. Employees who retire at or after age 55 with ten years of service are eligible to participate in the postretirement benefit plans. The Company's responsibility for such premiums for each plan participant is based upon years of service subject to an annual maximum of one thousand dollars. Such plans are self-insured and are not funded.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). SFAS 106 requires such benefits to be accounted for on an accrual basis. Previously, such costs were expensed as claims were incurred. In connection with the adoption of SFAS 106, the Company has elected to amortize the transition obligation of $1,853 over twenty years. The net effect upon 1994 and 1993 pretax operating results, including the amortization of the transition obligation, resulted in a cost of $312 and $301, respectively. The Company has reviewed its health care benefit plans for retirees and does not anticipate significant increases in the annual expense related to SFAS 106.

     The periodic postretirement benefit cost includes the following components:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                                   --------------------
                                                                     1994        1993
                                                                   --------    --------
        Service cost of benefits earned..........................  $     68    $     58
        Interest cost on accumulated postretirement benefit
          obligation.............................................       151         150
        Amortization of transition obligation....................        93          93
                                                                   --------    --------
          Total periodic postretirement benefit cost.............  $    312    $    301
                                                                    =======     =======

     Accumulated postretirement benefit obligation:

                                                                    1994        1993
                                                                   -------     -------
        Retirees.................................................  $   957     $   990
        Fully eligible plan participants.........................      283         320
        Other active plan participants...........................      631         799
                                                                   -------     -------
        Total obligation.........................................    1,871       2,109
        Unrecognized net loss....................................      248        (149)
        Unrecognized transition obligation.......................   (1,669)     (1,760)
                                                                   -------     -------
        Accrued postretirement benefit cost recognized in the
          balance sheet..........................................  $   450     $   200
                                                                   =======     =======

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.5%. The assumed health care cost trend rate used to determine the accumulated postretirement benefit obligation was

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(15) OTHER POSTRETIREMENT BENEFITS -- (CONTINUED) initially 16%, declining ratably to 6% in 2002 and thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have no effect upon the accumulated postretirement benefit obligation.

     The cost of all health and life insurance benefits is recognized as incurred and was approximately $3,994, $3,797 and $3,258 in 1994, 1993 and 1992, respectively. The cost of providing these benefits for the 199, 181 and 186 retirees in 1994, 1993 and 1992, respectively, is not separable from the cost of providing benefits for the 732, 791 and 746 active U.S. employees.

(16) OTHER INCOME AND EXPENSE

     Other income in 1994 was $497 including $380 in currency gains at Profarmaco. There were no other individually significant components in other income in 1994.

     Other expense in 1992 consisted primarily of a $553 provision for the potential write-off of an other receivable related to a product manufactured by Cambrex for a specific customer in prior years. The receivable and corresponding reserve were written-off in 1993; $250 of other income was recorded as a result of payment received from the customer. There were no individually significant components in other expense in 1993.

(17) FOREIGN OPERATIONS AND EXPORT SALES

     In 1994, the Company acquired Nobel Chemicals AB in Karlskoga, Sweden, Profarmaco Nobel S.r.1. in Milan, Italy and Seal Sands Chemicals, Ltd. in Middlesbrough, England. These companies will operate as subsidiaries of Cambrex Ltd., England, which was organized in 1987.

     Summarized data for the Company's operations for 1994 are as follows:

                                                     DOMESTIC     EUROPEAN      TOTAL
                                                     --------     --------     --------
        Gross revenues.............................  $214,880     $ 34,803     $249,683
        Operating profit...........................    17,334        3,642       20,976
        Net income.................................    10,514          612       11,126
        Identifiable assets........................  $167,725     $192,752     $360,477

     Export sales, included in domestic gross revenues, in 1994, 1993 and 1992 amounted to $44,135, $37,296 and $44,536, respectively. No country, in any of the given years, represents more than 10% of total revenues.

(18) COMMITMENTS

     The Company currently has no significant capital lease obligations.

     The Company has operating leases expiring on various dates through the year 2013. The leases are primarily for office and laboratory equipment and vehicles. At December 31, 1994, future minimum commitments under operating lease arrangements were as follows:

        Year ended December 31:
          1995.............................................................  $ 1,853
          1996.............................................................    1,002
          1997.............................................................      827
          1998.............................................................      632
          1999 and thereafter..............................................   11,764
                                                                             -------
        Net commitments....................................................  $16,078
                                                                             =======

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(18) COMMITMENTS -- (CONTINUED)
     Total operating lease expense was $1,958, $872 and $1,097 for the years ended December 31, 1994, 1993 and 1992, respectively.

     The Company has three letters of credit outstanding aggregating $752 as of December 31, 1994. These letters of credit were issued in connection with various administrative or environmental activities.

(19) CONTINGENCIES

     Contingencies exist for certain subsidiaries of Cambrex because of legal and administrative proceedings arising out of the normal course of business. Such contingencies include environmental proceedings directly and indirectly against the subsidiaries as well as matters internally identified. The resolution of such matters often spans several years and frequently involves regulatory oversight and/or adjudication. Additionally, many remediation requirements are not fixed and are likely to be affected by future technological, site, and regulatory developments. Consequently, the ultimate extent of liabilities with respect to such matters as well as the timing of cash disbursements cannot be determined with certainty. However, management is of the opinion that while the ultimate liability resulting from these matters may have a material effect upon the results of operations in any given year, they will not have a material adverse effect upon the Company's liquidity nor its financial position.

     The following table exclusively addresses matters wherein the related liabilities are considered estimable. It summarizes the estimated range of the Company's share of costs associated with such matters, the related accruals, and the activity associated with those accruals. The changes in the estimated ranges between the current and prior year reflect revisions to estimates, the addition of matters that were quantified for the first time during the current year, and the satisfaction of others. The related accruals represent management's assessment of the aggregate liability associated with estimable matters.

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
    Estimated range of the Company's share of costs associated with estimable matters:
      Minimum........................................................  $ 9,542     $ 7,085
                                                                       =======     =======
      Maximum........................................................  $18,032     $14,835
                                                                       =======     =======
    Accrual and related activity:
      Balance, beginning of year.....................................  $ 9,058     $ 7,388
      Additions:
         Accruals established in connection with acquisition
           activity..................................................    1,510          --
         Adjustment recorded in connection with adoption of SFAS
           #109*.....................................................       --       1,320
         Income statement charges....................................       --       1,029
      Deductions for expenditures....................................     (357)       (679)
                                                                       -------     -------
      Balance, end of year...........................................  $10,211     $ 9,058
                                                                       =======     =======
    Classification of year end accrual:
      Current........................................................  $ 2,610     $   310
      Non-current....................................................    7,601       8,748
                                                                       -------     -------
                                                                       $10,211     $ 9,058
                                                                       =======     =======

- ---------------
* Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard #109, "Accounting for Income Taxes." At that date and in accordance with the provisions of that Statement, a deferred tax asset of $1,320 previously netted against this accrual was reclassified to non-current assets.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(19) CONTINGENCIES -- (CONTINUED)
     During 1992, income statement charges for additions to the accrual for environmental contingencies aggregated $1,747.

     Significant matters wherein the related liability or range of liability is estimable, are summarized as follows:

     a) Nepera, Inc. ("Nepera") was named in 1987 as a Potentially Responsible Party (PRP) along with certain prior owners of the Maybrook Site in Hamptonburgh, New York by the United States Environmental Protection Agency
(EPA) in connection with the disposition, under appropriate permits, of wastewater at that site prior to Cambrex's acquisition of Nepera in 1986. The Hamptonburgh site is on the EPA's National Priorities List for remedial work and clean-up. However, to date the EPA has entrusted the management of the remediation effort to the New York State Department of Environmental Conservation (DEC). Although the periods of ownership of the site and the extent of its use for wastewater disposal are well established, the PRP's have not been able to agree upon an allocation method for future remediation costs. However, a prior owner has participated with Nepera in the performance of the activities described in the following paragraphs.

     During 1992, Nepera prepared a draft Remedial Investigation/Feasibility Study (RI/FS) report which enumerated several remediation alternatives and submitted the Remedial Investigation portion to the DEC for review. Consequently, although this RI/FS had not been approved by the DEC, Nepera utilized it to revise the estimated liability for this matter previously included in the accrual for environmental contingencies. This estimate considered the probability of cost sharing with prior owners of the site.

     During 1993, the DEC requested the performance of additional site investigation prior to reviewing the Feasibility Study portion of the report. Nepera prepared a plan for such additional site investigation and submitted it for review.

     During 1994, the DEC requested the performance of additional site investigation beyond the 1993 proposed plan and requested the Feasibility Study portion of the report. Nepera updated the RI/FS, prepared a revised plan for additional site investigation, submitted them for review and utilized them to update the estimated liability for this matter. Additionally, a DEC administrative law judge issued a decision ordering one of the former owners to remediate the site. However, that former owner is appealing the decision.

     b) Nepera was named in 1987 as a responsible party along with certain prior owners of Nepera's Harriman, New York production facility by the DEC in connection with contamination at that site. Nepera believes that any remediation to be conducted at that site is primarily related to contamination attributable to material handling and disposal practices, including drum burial at the site, which occurred prior to Cambrex's acquisition of Nepera in 1986. A prior owner has participated with Nepera in the performance of the activities described in the following paragraphs. Over the past several years, Nepera, with the agreement of the DEC, has been performing an interim remedial measure involving the pumping and treatment of groundwater to mitigate the possibility of contamination progressing beyond the site boundaries.

     During 1992, Nepera prepared a draft RI/FS report which enumerated several remediation alternatives and submitted the Remedial Investigation portion to the DEC for review. Consequently, although this RI/FS had not been approved by the DEC, Nepera utilized it to develop a range of estimated liabilities for this matter and considered such estimates when determining the accrual for environmental contingencies. That estimate considered the probability of cost sharing with prior owners of the site.

     During 1993, Nepera had not received commentary from the DEC concerning the Remedial Investigation portion of the report.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(19) CONTINGENCIES -- (CONTINUED)
     During 1994, the DEC requested the Feasibility Study portion of the report. Nepera updated the RI/FS and submitted it for review.

     c) CasChem, Inc. (CasChem) was subject to an investigation commenced in 1990 by agents of the EPA and the Federal Bureau of Investigation pursuant to a search warrant indicating an interest in the handling, storage, and disposal of hazardous wastes.

     During 1994, a settlement was reached wherein CasChem pleaded guilty to the unpermitted storage of one drum of hazardous waste and the payment of a $1,000 fine. That amount was paid during January 1995.

     d) Cosan, Inc. (Cosan) entered into an Administrative Consent Order in 1985 with the New Jersey Department of Environmental Protection (NJDEP) under New Jersey's Industrial Site Recovery Act ("ISRA", which was previously known as the Environmental Conservation and Recovery Act or ECRA) in order to consummate the sale of the controlling interest in Cosan to the Company. Through that action, Cosan became required to determine whether its facility located in Carlstadt, New Jersey was contaminated by hazardous materials and, if appropriate, effect a cleanup.

     During 1992, based upon the results of an evaluation of the site, Cosan proposed the installation of a groundwater recovery system to remove contaminates from the soil. Presently, Cosan is awaiting the NJDEP's approval of that proposal.

     e) As more fully described in Note #3, in 1992 Cambrex acquired substantially all of the assets of the fine chemicals business of Hexcel Fine Chemicals, now known as Zeeland Chemicals, Inc. In connection with that transaction, an accrual of $3,300 was established for environmental conditions existing as of the date of the acquisition.

     f) Nepera was named in the early 1980's as a PRP along with approximately 130 other companies by the EPA in connection with the SCP Corporation (SCP) site in Carlstadt, New Jersey. The site is on the EPA's National Priorities List for remedial work and cleanup. SCP disposed of process wastewater and minor amounts of other material for Nepera during the 1970's.

     The EPA has directed an Interim Remedial Measure for this site consisting of the construction of slurry walls and a pump and treat facility. Presently, a proportionate allocation of responsibility has not been established. However, Nepera's responsibility may be relatively large in relation to other parties. Nepera is contesting the proposed basis for the allocation of responsibility for this site, and believes it has grounds to, and will, oppose any efforts to charge it with excessive responsibility.

     During 1994, the cost of capping the site was estimated by the PRP group to range from $5,000 to $8,000. Although such a remediation alternative has not been approved by the EPA, Nepera has assumed it to be the minimum effort which will be required at the site. Consequently, Nepera utilized such information to develop a range of estimated liabilities for this matter and considered such estimates when determining the accrual for environmental contingencies.

     Additionally, during 1994, Nepera reached a settlement agreement with certain insurers who agreed to pay a certain portion of future expenditures associated with the site and incurred by Nepera. A receivable has not been recorded in connection with this agreement as the payments are not realizable until Nepera's liability has been determined and funds actually expended.

     g) Cosan was named in 1992 as a defendant in a suit filed by the owners of a manufacturing site in Clifton, New Jersey that had been owned and operated by Cosan from 1968 to 1979. The plaintiffs alleged Cosan contributed to the contamination at the site and seek to compel Cosan to contribute toward present and

                      CAMBREX CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(19) CONTINGENCIES -- (CONTINUED)
future costs of remediation of the site under ISRA. However, the source of all contamination at the site has not been definitively identified. Sampling conducted at an adjacent site revealed extensive contamination with the same substances found on the plaintiff's site and, in some instances, higher concentrations.

     To date, the parties cannot agree upon a remediation plan for the site and related costs, nor has any remediation plan been submitted to the NJDEP for review. Presently, settlement negotiations with the plaintiffs are ongoing and the matter is moving toward a trial date.

     h) As more fully described in Note #3, Cambrex acquired Akzo Nobel's Pharma Chemistry Business. In connection with that transaction, an accrual of $1,510 was established for environmental conditions existing as of the date of the acquisition.

     i) Cosan received notice in 1990 of a proposed NJDEP administrative fine of $2,308 relating to exceeding alleged permit levels for discharges into a local sewerage treatment plant during the 1980's. Cosan contested the proposed fine stating that Cosan was installing a modern treatment plant to meet effluent limits in a new permit and that Cosan fully advised the NJDEP of all activities at the time.

     During 1993, Cosan agreed to a settlement consisting of a payment of $650. Such settlement did not constitute any admission of fact or acknowledgment of any fault or liability on the part of Cosan. The payment was charged to the accrual for contingent liabilities.

     j) In addition to the matters identified above, Cambrex's subsidiaries are party to a number of other proceedings. Management is of the opinion that the ultimate liability resulting from those proceedings will not have a material adverse effect upon Cambrex's results of operations nor its financial position.
                            ------------------------

     During 1994, Nepera arrived at an agreement partially described in "f" above with certain insurers whereby $2,450 was made available through a trust arrangement for remediation and administrative expenditures in connection with a number of relatively small sites. During 1994, certain amounts were designated to be expended by the trust for past expenditures. The remaining balance will be available for future expenditures and has been considered in the determination of the accrual for environmental contingencies at December 31, 1994.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)



                                                                    MARCH 31,      DECEMBER 31,
                                                                      1995             1994
                                                                   -----------     ------------
                                                                   (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents......................................   $  13,411        $  9,087
  Trade and other receivables, less allowances for doubtful
     accounts of $1,495 and $1,288 at respective dates...........      59,168          52,854
  Inventories....................................................      64,302          61,979
  Deferred tax asset.............................................       1,183           1,089
  Other current assets...........................................       4,461           5,689
                                                                   -----------     ------------
          Total current assets...................................     142,525         130,698
Property, plant and equipment, net...............................     173,249         172,282
Intangible assets, net...........................................      53,424          56,991
Other noncurrent assets..........................................         724             506
                                                                   -----------     ------------
          Total assets...........................................   $ 369,922        $360,477
                                                                    =========      =============

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.......................   $  48,759        $ 48,402
  Income taxes payable...........................................       5,432           5,982
  Short-term debt................................................      52,115          52,368
  Current portion of long-term debt..............................       4,101           4,021
                                                                   -----------     ------------
          Total current liabilities..............................     110,407         110,773
Long-term debt...................................................     122,759         115,975
Deferred taxes...................................................      13,987          14,258
Other noncurrent liabilities.....................................      17,998          17,505
                                                                   -----------     ------------
          Total liabilities......................................     265,151         258,511
Commitments and contingencies
Stockholders' equity:
  Common stock...................................................         623             607
  Additional paid-in capital.....................................      74,862          73,673
  Retained earnings..............................................      40,058          35,935
  Treasury stock, at cost; 744,735 and 756,806 shares at
     respective dates............................................      (9,535)         (9,690)
  Cumulative translation adjustment..............................      (1,237)          1,441
                                                                   -----------     ------------
          Total stockholders' equity.............................     104,771         101,966
                                                                   -----------     ------------
          Total liabilities and stockholders' equity.............   $ 369,922        $360,477
                                                                    =========      =============


     See accompanying notes to condensed consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS
                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Net revenues.............................................................  $93,389     $51,047
Operating expenses:
  Cost of goods sold.....................................................   68,904      39,644
  Selling, general and administrative expenses...........................   12,167       6,276
  Research and development...............................................    1,842       1,213
                                                                           -------     -------
          Total operating expenses.......................................   82,913      47,133
                                                                           -------     -------
Operating profit.........................................................   10,476       3,914
Other (income) expenses:
  Interest expense -- net................................................    3,443         363
  Other -- net...........................................................     (170)        172
                                                                           -------     -------
Income before income taxes...............................................    7,203       3,379
Provision for income taxes...............................................    2,809       1,251
                                                                           -------     -------
Net income...............................................................  $ 4,394     $ 2,128
                                                                           =======     =======
Weighted average shares outstanding:
  Primary................................................................    5,792       5,638
  Fully diluted..........................................................    5,839       5,638
Net income per share:
  Primary................................................................  $  0.76     $  0.38
                                                                           =======     =======
  Fully diluted..........................................................  $  0.75     $  0.38
                                                                           =======     =======

     See accompanying notes to condensed consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             THREE MONTHS
                                                                                 ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                          1995          1994
                                                                         -------       -------
Cash flows from operations.............................................  $10,791       $ 5,261
Changes in assets and liabilities:
  Receivables..........................................................   (6,608)       (3,203)
  Inventories..........................................................   (2,625)         (780)
  Other current assets.................................................    1,124           (14)
  Accounts payable and accrued liabilities.............................      637        (1,649)
  Income taxes payable.................................................    2,714           188
  Other noncurrent assets and liabilities..............................   (2,113)        2,155
                                                                         -------       -------
     Net cash provided from operations.................................    3,920         1,958
                                                                         -------       -------
Cash flows from investing activities:
  Capital expenditures.................................................   (8,131)       (3,861)
  Acquisition of businesses............................................                 (7,255)
                                                                         -------       -------
     Net cash (used in) investing activities...........................   (8,131)      (11,116)
                                                                         -------       -------
Cash flows from financing activities:
  Dividends............................................................     (271)         (260)
  Increase in short-term debt..........................................     (144)           --
  Long-term debt activity (including current portion):
     Borrowings........................................................   16,625        22,797
     Repayments........................................................   (9,700)      (13,300)
  Proceeds from the issuance of common stock...........................    1,017            45
  Proceeds from the sale of treasury stock.............................      343           352
                                                                         -------       -------
     Net cash provided from financing activities.......................    7,870         9,634
                                                                         -------       -------
Effect of exchange rate changes on cash................................      665            --
                                                                         -------       -------
Net increase in cash...................................................    4,324           476
Cash at beginning of period............................................    9,087           161
                                                                         -------       -------
Cash at end of period..................................................  $13,411       $   637
                                                                         =======       =======
Supplemental disclosure:
  Interest paid........................................................  $ 3,535       $   502
  Income taxes paid....................................................  $    19       $ 1,033
  Depreciation expense.................................................  $ 5,211       $ 2,824

     See accompanying notes to condensed consolidated financial statements.

                      CAMBREX CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) BASIS OF PRESENTATION

     Unless otherwise indicated by the context, "Cambrex" or the "Company" means Cambrex Corporation and subsidiaries.

     The accompanying unaudited Condensed Consolidated Financial Statements have been prepared from the records of the Company. In the opinion of management, the financial statements include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of financial position and results of operations in conformity with generally accepted accounting principles. These interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 1994.

     The results of operations for the three months ended March 31, 1995 are not necessarily indicative of the results to be expected for the full year.

(2) INVENTORIES

     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, labor, and overhead. Inventories at March 31, 1995 and December 31, 1994 consist of the following:

                                                               MARCH 31,     DECEMBER 31,
                                                                 1995            1994
                                                               ---------     ------------
        Finished goods.......................................   $28,908        $ 31,473
        Raw materials........................................    30,082          27,603
        Fuel oil and supplies................................     5,312           2,903
                                                               ---------     ------------
                                                                $64,302        $ 61,979
                                                                =======      ==========

(3) EARNINGS PER COMMON SHARE

     The calculation of primary and fully diluted earnings per common share is based on the weighted average number of common shares and common share equivalents outstanding during the applicable period.

(4) ACQUISITIONS

     On October 12, 1994, the Company completed the acquisition of the stock of Nobel's Pharma Chemistry Business ("Nobel/Profarmaco") from Akzo Nobel for approximately $126,000. The business consists of Nobel Chemicals AB in Karlskoga, Sweden, Profarmaco Nobel S.r.1. in Milan, Italy, and sales companies in Germany, England and the United States. Nobel/Profarmaco manufactures fine chemical intermediates and bulk active ingredients for pharmaceutical products. The transaction was accounted for as a purchase and was financed with the Company's new credit agreement, and resulted in goodwill of $45,756 which is being amortized on a straight line basis over 17.5 years.

     On January 31, 1994, the Company completed the acquisition of the assets of Hexcel Corporation's fine chemicals business located in Middlesbrough, England, for approximately $7,400 and the assumption of certain current liabilities in the amount of $2,100. The business, now known as Seal Sands Chemicals Ltd. ("Seal Sands"), manufactures chemical intermediates used in the pharmaceutical, photographic, water treatment, health care, and plastics industries. On May 27, 1994, the Company purchased the Topanol product line from Zeneca Limited to complement the Seal Sands operations for $4,600. These transactions were accounted for as purchases and were financed with the Company's credit agreement, and resulted in

                      CAMBREX CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

goodwill of $1,881 for Seal Sands and $504 for Topanol which are being amortized on a straight line basis over 17.5 years and 5 years, respectively.

     Unaudited pro forma results as if the Nobel/Profarmaco and Seal Sands acquisitions and the Topanol product line purchase had occurred at January 1 of 1994 are presented below. The pro forma financial information is not necessarily indicative of results of operations that would have occurred had the combinations been in effect at the beginning of the periods nor of future results of operations of the combined companies.

                                                                         QUARTER ENDED
                                                                         MARCH 31, 1994
                                                                         --------------
        Net revenues...................................................     $ 78,795
        Net income.....................................................        3,042
        Earnings per share:
          Primary......................................................         0.54
          Fully diluted................................................         0.54

(5) SHORT-TERM DEBT

     Short-term debt at March 31, 1995 and December 31, 1994 consists of the following:

                                                                   MARCH 31,     DECEMBER 31,
                                                                     1995            1994
                                                                   ---------     ------------
    One year term loan...........................................   $50,000        $ 50,000
    Export financing facility, Italy.............................     2,115           2,368
                                                                   ---------     ------------
           Total.................................................   $52,115        $ 52,368
                                                                    =======      ==========

(6) LONG-TERM DEBT

     Long-term debt at March 31, 1995 and December 31, 1994 consists of the following:

                                                                   MARCH 31,     DECEMBER 31,
                                                                     1995            1994
                                                                   ---------     ------------
    Bank credit facilities.......................................  $ 125,574       $118,648
    Capital lease................................................         57             57
    Notes payable................................................      1,229          1,291
                                                                   ---------     ------------
           Subtotal..............................................    126,860        119,996
    Less: current portion........................................      4,101          4,021
                                                                   ---------     ------------
           Total.................................................  $ 122,759       $115,975
                                                                    ========     ==========

     The Company met all the bank covenants for the first quarter of 1995.

(7) POSTEMPLOYMENT BENEFITS

     Statement of Financial Accounting Standard No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS 112) requires the recognition on an accrual basis of all types of postemployment benefits provided to former or inactive employees subsequent to employment but before retirement. The Company currently provides limited benefits in this regard. The Company adopted SFAS 112 effective January 1, 1994. The net effect upon 1994 and first quarter 1995 pretax operating results was immaterial.

(8) CONTINGENCIES

     Refer to footnote 19 to the Notes to Consolidated Financial Statements for the year ended December 31, 1994, for disclosure of existing contingencies related to environmental issues.

                              CAMBREX CORPORATION

                       SELECTED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


               1995                 1ST QUARTER
- ----------------------------------  -----------
Net revenues......................    $93,389
Gross profit......................     24,485
Net income........................      4,394
Earnings per share:(1)
  Primary.........................    $  0.76
  Fully diluted...................    $  0.75
Average shares:
  Primary.........................      5,792
  Fully diluted...................      5,839

               1994                 1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER       YEAR
- ----------------------------------  -----------     -----------     -----------     -----------     --------
Net revenues......................    $51,047         $58,224         $57,608         $74,755       $241,634
Gross profit......................     11,403          14,593          13,265          18,620         57,881
Net income........................      2,128           3,380           2,440           3,178         11,126
Earnings per share:(1)
  Primary.........................    $  0.38         $  0.60         $  0.43         $  0.55       $   1.96
  Fully diluted...................    $  0.38         $  0.60         $  0.43         $  0.55       $   1.95
Average shares:
  Primary.........................      5,638           5,648           5,679           5,729          5,674
  Fully diluted...................      5,638           5,648           5,711           5,733          5,699

               1993                 1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER       YEAR
- ----------------------------------  -----------     -----------     -----------     -----------     --------
Net revenues......................    $47,648         $52,779         $48,065         $48,711       $197,203
Gross profit......................     11,919          14,210          13,411          12,238         51,778
Net income........................      1,794           2,427           2,194           2,226          8,641
Earnings per share:(1)
  Primary.........................    $  0.35         $  0.47         $  0.42         $  0.40       $   1.64
  Fully diluted...................    $  0.34         $  0.45         $  0.41         $  0.40       $   1.60
Average shares:
  Primary.........................      5,169           5,191           5,273           5,498          5,282
  Fully diluted...................      5,486           5,466           5,482           5,502          5,484

- ---------------
(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period, as such, the sum of the quarters may not necessarily equal the earnings per share amount for the year.

                   [Intentionally left blank for back cover LOGO]

                [Intentionally left blank for back cover LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expense in connection with the
Offering:


        Securities and Exchange Commission Registration Fee...............  $ 20,299
        American Stock Exchange and NASD Filing Fees......................    23,887
        Printing and Engraving Expenses...................................   135,000
        Accounting Fees and Expenses......................................   225,000
        Legal Fees and Expenses (including Blue Sky Fees and Expenses)....   313,093
        Transfer Agent Fees...............................................     5,000
        Miscellaneous.....................................................    75,000
                                                                            --------
                  Total...................................................  $797,279
                                                                            ========



     The Company will pay all expenses.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

     In accordance with Section 145 of the Delaware General Corporation Law, the Restated Certificate of Incorporation of the Registrant contains the following provisions with respect to indemnification of directors, officers, employees or agents of the Registrant and with respect to limitations on the personal liability of directors of the Registrant:

     "EIGHTH: The Corporation shall, to the fullest extent authorized by Section 145 of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but in the case of any such amendment, other than one mandating lesser indemnification, only to the extent that such amendment permits the Corporation to provide broader indemnification than said law permitted the Corporation to provide prior to such amendment) indemnify all persons whom it may indemnify pursuant thereto.

                                   [. . . .]

     TENTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General

Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived any improper personal benefit.

     Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification."

     The Company's By-Laws provide in relevant part, in Article VI thereof, as follows:

"Section 1. NATURE OF INDEMNITY.

     The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
                                   [. . . .]

Section 4. ADVANCE PAYMENT OF EXPENSES.

     Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VI. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation's counsel to represent such director, officer, employee or agent in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

                                   [. . . .]

Section 6. SURVIVAL; PRESERVATION OF OTHER RIGHTS.

     The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the Delaware General Corporation Law are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such director, officer, employee or agent.

     The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

ITEM 16.  EXHIBITS

EXHIBIT NO.


  1.1  --  Form of Underwriting Agreement.
  4.1  --  Common Stock Specimen.*
  5.1  --  Opinion of Debevoise & Plimpton.
 23.1  --  Consent of Coopers & Lybrand L.L.P.
 23.2  --  Consent of Debevoise & Plimpton (included in Exhibit 5.1).
 24.1  --  Power of Attorney.


- ---------------

* Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of East Rutherford, State of New Jersey on the 27th day of June, 1995.


                                          CAMBREX CORPORATION


                                          By:       /s/  JAMES A. MACK


                                            ------------------------------------
                                                       James A. Mack
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                       DATE
- ------------------------------------------   ----------------------------------   --------------

                /s/  JAMES A. MACK           President, Chief Executive Officer    June 27, 1995
- ------------------------------------------   and Director
              James A. Mack

                 /s/  PETER TRACEY           Executive Vice President,             June 27, 1995
- ------------------------------------------   Finance, and Chief Financial
               Peter Tracey                  Officer

         /s/  CYRIL C. BALDWIN, JR.*         Chairman of the Board                 June 27, 1995
- ------------------------------------------
          Cyril C. Baldwin, Jr.

              /s/  ROSINA B. DIXON*          Director                              June 27, 1995
- ------------------------------------------
             Rosina B. Dixon

            /s/  FRANCIS X. DWYER*           Director                              June 27, 1995
- ------------------------------------------
             Francis X. Dwyer

         /s/  GEORGE J. W. GOODMAN*          Director                              June 27, 1995
- ------------------------------------------
           George J. W. Goodman

       /s/  KATHRYN RUDIE HARRIGAN*          Director                              June 27, 1995
- ------------------------------------------
          Kathryn Rudie Harrigan

          /s/  LEON J. HENDRIX, JR.*         Director                              June 27, 1995
- ------------------------------------------
           Leon J. Hendrix, Jr.

               /s/  ILAN KAUFTHAL*           Director                              June 27, 1995
- ------------------------------------------
              Ilan Kaufthal


                SIGNATURE                                  TITLE                       DATE
                ---------                                  -----                       ----

         /s/  ROBERT LEBUHN*                 Director                              June 27, 1995
- ------------------------------------------
              Robert LeBuhn

        /s/  DEAN P. PHYPERS*                Director                              June 27, 1995
- ------------------------------------------
             Dean P. Phypers


                                ---------------

* The undersigned attorney-in-fact, by signing his name below, does hereby sign this Amendment No. 1 to the Registration Statement on behalf of Registrant and the above indicated officers and directors of CAMBREX CORPORATION (constituting a majority of the directors) pursuant to a power of attorney executed by such persons and filed with the Securities and Exchange Commission contemporaneously herewith.



By: /s/  PETER E. THAUER

    ----------------------------------
             Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                        EXHIBIT                                       PAGE
- ------                                        -------                                   ------------
   1.1   --  Form of Underwriting Agreement.
   4.1   --  Common Stock Specimen.*
   5.1   --  Opinion of Debevoise & Plimpton.
  23.1   --  Consent of Coopers & Lybrand L.L.P.
  23.2   --  Consent of Debevoise & Plimpton (included in Exhibit 5.1).
  24.1   --  Power of Attorney.


- ---------------

* Previously filed.